As filed with the Securities and Exchange Commission on August 8, 2014

Registration Statement No. 333-197061

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE KOREA DEVELOPMENT BANK

(Name of Registrant)

THE REPUBLIC OF KOREA

(Name of Co-Registrant and Guarantor)

Names and Addresses of Authorized Representatives:

Jae Ik Kim or Jin Hwan Sah	Suk-Kwon Na
Duly Authorized Representatives in the United States of The Korea Development Bank 320 Park Avenue, 32nd Floor New York, New York 10022	Duly Authorized Representative in the United States of The Republic of Korea 335 East 45th Street New York, New York 10017

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessey Road, Causeway Bay

Hong Kong

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered(2)			Amount of registration fee
Debt securities, with or without warrants to purchase debt securities, and guarantees(1)	US$	2,000,000,000		US$	257,600
Guarantees of The Republic of Korea		—	(3)		—	(3)

(1)	Consists of guarantees to be issued by The Korea Development Bank in respect of obligations of other parties.
(2)	Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to The Korea Development Bank. Includes the maximum principal amount of the obligations to be guaranteed by the Registrants under the guarantees registered hereby.
(3)	The Republic of Korea may irrevocably guarantee the debt securities being registered hereby. Pursuant to Rule 457(n) of the Securities Act of 1933, no registration fee is required with respect to the guarantees.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$4,037,380,000 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-189409.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	This Registration Statement also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-189409.

EXPLANATORY NOTE

This registration statement relates to US$2,000,000,000 aggregate amount of (i) debt securities (with or without warrants) of The Korea Development Bank to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering, (ii) guarantees that may be issued by The Korea Development Bank in respect of obligations of other parties on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance and (iii) guarantees that may be issued by The Republic of Korea in respect of debt securities of The Korea Development Bank on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance. The prospectus constituting a part of this registration statement relates to (i) the debt securities (with or without warrants) and guarantees to be issued by The Korea Development Bank, registered hereunder, (ii) guarantees to be issued by The Republic of Korea, registered hereunder and (iii) US$4,037,380,000 aggregate principal amount of debt securities (with or without warrants) and guarantees registered under Registration Statement No. 333-189409 (including an aggregate principal amount of US$200,000,000 of debt securities that may be sold by us from time to time in a continuous offering designated Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”)).

This registration statement contains a form of prospectus supplement filed as Exhibit K-1 to this registration statement, together with the supplement to that prospectus supplement filed as Exhibit K-2 to this registration statement, to be used in connection with the sale by us of the Series C Notes in a continuous offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 8, 2014

PROSPECTUS

$2,000,000,000

The Korea Development Bank

Debt Securities

Warrants to Purchase Debt Securities

Guarantees

The Republic of Korea

Guarantees

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2014

i

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to the “Bank”, “we”, “our” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “￦” contained in this prospectus are to the currency of Korea, references to “U.S. dollars”, “Dollars”, “$”, “USD” or “US$” are to the currency of the United States of America, references to “Euro”, “EUR” or “€” are to the currency of the European Union, references to “Japanese yen”, “JPY” or “¥” are to the currency of Japan, references to “Singapore dollar” or “SGD” are to the currency of Singapore, references to “Swiss franc” or “CHF” are to the currency of Switzerland, references to “pound sterling”, “GBP” or “£” are to the currency of the United Kingdom, references to “Chinese offshore renminbi” or “CNH” are to the currency of the People’s Republic of China traded outside of mainland China, references to “Hong Kong dollar” or “HKD” are to the currency of Hong Kong, S.A.R., references to “Malaysian ringgit” or “MYR” are to the currency of Malaysia, references to “Indian rupee” or “INR” are to the currency of India, references to “Thai baht” or “THB” are to the currency of Thailand, references to “Australian dollar” or “AUD” are to the currency of Australia, references to “Norwegian krone” or “NOK” are to the currency of Norway and references to “Brazilian real” or “BRL” are to the currency of the Federative Republic of Brazil.

All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Commencing in 2011, we prepare our financial statements in accordance with International Financial Reporting Standards as adopted in Korea (“Korean IFRS” or “K-IFRS”) and our separate financial information as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013 included in this prospectus has been prepared in accordance with Korean IFRS. References in this prospectus to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries. Our separate financial statements as of and for the year ended December 31, 2012 have been restated due to changes in our accounting policies. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2013 and 2012—Note 3(26).”

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE KOREA DEVELOPMENT BANK

Overview

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended (the “KDB Act”). Since our establishment, we have been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. The Government indirectly owns all of our paid-in capital. Our registered office is located at 14, Eunhaeng-ro, Youngdeungpo-gu, Seoul, The Republic of Korea.

In June 2008, the Financial Services Commission announced the Government’s preliminary plan for our privatization and, in May 2009, the KDB Act was amended to facilitate our privatization. The preliminary plan reflected the Government’s intention to nurture a more competitive corporate and investment banking sector and trigger reorganization and further advancement of the Korean financial industry.

To implement our privatization, the Government established KDB Financial Group, or KDBFG, a financial holding company, and Korea Finance Corporation, or KoFC, a public policy financing vehicle, in October 2009, by spinning off a portion of our assets, liabilities and equity. In the spin-off, our interests in Daewoo Securities Co., Ltd., KDB Asset Management Co., Ltd. and KDB Capital Corp. were transferred to KDBFG, and our equity holdings in certain government-controlled companies, including Korea Electric Power Corporation, or KEPCO, and certain companies under restructuring programs, including Hyundai Engineering & Construction Co., Ltd., were transferred to KoFC. The Government transferred its ownership interest in us to KDBFG in exchange for all of KDBFG’s share capital on November 24, 2009. As of the date of this prospectus, KoFC, which is wholly owned by the Government, owns 90.26% of KDBFG’s share capital and the Government directly owns 9.74% of KDBFG’s share capital. KDBFG owns 100.0% of our share capital.

The following diagram shows our ownership structure before and after the spin-off and the share transfer.

In April 2013, in light of continued uncertainties surrounding the global economy and the prolonged effects of the global financial crisis that commenced in the second half of 2008 on the Korean economy, as well as certain overlap of financial policy roles among different Government-owned banks and financial corporations, the Government launched a task force (the “Task Force”) to consider the reorganization of the financial policy roles of Government-owned banks and financial corporations, including the Government’s plan for our privatization. The Task Force, composed of representatives from various government branches responsible for overseeing such Government-owned entities as well as members of the academia, held a series of closed meetings, considered various reorganization options with respect to policy financing functions and reported their findings to the Financial Services Commission. In August 2013, pursuant to the findings of the Task Force, the Financial Services Commission announced the Government’s plan to reorganize Government-owned policy banks and financial corporations in order to streamline their overlapping functions and reinforce their policy financing roles for start-ups and small- and medium-sized enterprises, new growth industries and overseas projects. The plan called for, among other things, (i) the merger of KoFC and KDBFG into us and the transfer of KoFC’s overseas assets of approximately ￦2 trillion to The Export-Import Bank of Korea, or KEXIM, (ii) the sale of our subsidiaries that do not have policy financing roles, including KDB Capital Corporation and KDB Asset Management LLP and (iii) the gradual reduction of our retail banking services.

In May 2010, the National Assembly amended the KDB Act to largely reflect the plan announced by the Financial Services Commission and halt our privatization and streamline the financial policy roles among Government-owned banks and financial corporations in order to better respond systematically to rapidly changing domestic and international economic conditions. Under the amended KDB Act, which is expected to be effective on January 1, 2015, the public policy financing role will be consolidated and strengthened, and KDBFG and KoFC (together with its subsidiaries) will be merged into us in order to utilize our rich experience and expertise in public policy financing, and we will take over KoFC’s role of providing public policy financial support to Korean companies, including managing and operating the Financial Market Stabilization Fund established pursuant to the Act on the Structural Improvement of the Financial Industry enacted in 2009, while KEXIM will take over KoFC’s overseas finance business. As a newly merged entity, we will have an authorized share capital of up to ￦30 trillion.

The following diagram shows our ownership structure before and after the planned merger is effected under the amended KDB Act.

While the Government has halted its plan for our privatization, it has expressed its intention to privatize our subsidiaries that do not have policy financing roles, subject to market conditions. In addition, the implementation of the Government’s plans, including its merger plan, may be delayed or changed depending on a variety of factors, such as domestic and international economic conditions, and the timing discussed above is subject to change. There can be no assurance that such plans will be implemented as contemplated or that the contemplated merger will be implemented at all.

Our primary purpose, as stated in the KDB Act, the KDB Decree and our Articles of Incorporation, is to “furnish funds in order to expedite the development of the national economy.” We make loans available to major industries for equipment, capital investment and the development of high technology, as well as for working capital.

As of December 31, 2013, we had ￦98,119.8 billion of loans outstanding (including loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines without adjusting for allowance for possible loan losses, present value discounts and deferred loan fees), total assets of ￦143,607.5 billion and total equity of ￦16,346.1 billion, as compared to ￦91,875.2 billion of loans outstanding, ￦142,997.3 billion of total assets and ￦18,218.4 billion of total equity as of December 31, 2012. In 2013, we recorded interest income of ￦4,766.6 billion, interest expense of ￦3,036.1 billion and net loss of ￦1,447.4 billion, as compared to ￦5,030.4 billion of interest income,

￦3,284.2 billion of interest expense and ￦946.9 billion of net income in 2012. See “—Selected Financial Statement Data.”

Currently, the Government indirectly holds all of our paid-in capital. In addition to contributions to our capital, the Government provides direct financial support for our financing activities, in the form of loans or guarantees. The Government, through KDBFG, our sole shareholder, has the power to elect or dismiss our Chairman and Chief Executive Officer, members of our Board of Directors and Auditor. Pursuant to the KDB Act, the Financial Services Commission has supervisory power and authority over matters relating to our general business including, but not limited to, capital adequacy and managerial soundness.

The Government supports our operations pursuant to Article 44 of the KDB Act. Article 44 provides that “the annual net losses of the Korea Development Bank shall be offset each year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly. Under the amended KDB Act, which is expected to come into effect on January 1, 2015, Article 44 under the current KDB Act will be restated as Article 32 without any amendment.

In January 1998, the Government amended the KDB Act to:

•	subordinate our borrowings from the Government to other indebtedness incurred in our operations;

•

allow the Government to offset any deficit that arises if our reserve fails to cover our annual net losses by transferring Government-owned property, including securities held by the Government, to us; and

•	allow direct injections of capital by the Government without prior National Assembly approval.

The Government amended the KDB Act in May 1999 and the KDB Decree in March 2000, to allow the Financial Services Commission to supervise and regulate us in terms of capital adequacy and managerial soundness.

In March 2002, the Government amended the KDB Act to enable us, among other things, to:

•

obtain low-cost funds from The Bank of Korea and from the issuance of debt securities (in addition to already permitted Industrial Finance Bonds), which funds may be used for increased levels of lending to small and medium size enterprises;

•

broaden the scope of borrowers to which we may extend working capital loans to include companies in the manufacturing industry, enterprises which are “closely related” to enhancing the corporate competitiveness of the manufacturing industry and leading-edge high-tech companies; and

•	extend credits to mergers and acquisitions projects intended to facilitate corporate restructuring efforts.

In July 2005 and May 2009, the Government amended Article 43 of the KDB Act. The revised Article 43 provides that:

(1)	our annual net profit, after adequate allowances are made for depreciation in assets, shall be distributed as follows:

(i)	forty percent or more of the net profit shall be credited to reserve, until the reserve amounts equal the total amount of paid-in capital; and

(ii)	any net profit remaining following the apportionment required under subparagraph (i) above shall be distributed in accordance with the resolution of our Board of Directors and the approval of our shareholders;

(2)	accumulated amounts in reserve may be capitalized; and

(3)	any distributions made in accordance with paragraph (1)(ii) above may be in the form of cash dividends or dividends in kind, provided that any distributions of dividends in kind must be made in accordance with applicable provisions of the KDB Decree.

In February 2008, the Government further amended the KDB Act, primarily to transfer most of the Government’s supervisory authority over us from the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) to the Financial Services Commission.

In May 2009, the Government amended the KDB Act to facilitate our privatization. The amendment provided for, among others:

•	the preparation for the transformation of us from a special statutory entity into a corporation, including the application of the Banking Act as applicable;

•	the expansion of our operation scope that enables us to engage in commercial banking activities, including retail banking;

•

the provision of government guarantees for our mid-to-long term foreign currency debt outstanding at the time of initial sale of the Government’s stake in KDBFG (subject to the National Assembly’s authorization of the Government guarantee amount) and possible guarantees for our foreign currency debt incurred for the refinancing of such mid-to-long term foreign currency debt with the government guarantee during the period when the Government owns more than 50% of our shares; and

•	the establishment of KDBFG and KoFC and application of the Financial Holding Company Act to KDBFG.

In May 2014, the Government and the National Assembly amended the KDB Act, which will come into effect on January 1, 2015, to streamline the financial policy roles among Government-owned banks and financial corporations in order to better respond systematically to rapidly changing domestic and international economic conditions by merging KDBFG and KoFC into us. The amended KDB Act provides, among others, that:

•	the Government will halt its plan for our privatization;

•	public policy financing will be consolidated and strengthened through the newly merged entity;

•	we will comprehensively succeed to the properties, rights and obligations of KDBFG and KoFC upon the consummation of the merger;

•	the bonds issued by KDBFG and the policy bank bonds issued by the KoFC shall be deemed as the industrial financial bonds issued by us;

•	the business engaged in by KoFC in accordance with the Korea Finance Corporation Act or other laws and decrees will be continuously performed by us; and

•

the repayment of the principal of and interest on foreign currency debt (with an original maturity of one year or more at the time of issuance) incurred by KoFC and us before this amended KDB Act comes into force shall be guaranteed by the Government at the time of initial sale by the Government of its equity interest in us, subject to the approval by the National Assembly.

The amended KDB Act, which is filed as an exhibit to the registration statement of which this prospectus forms a part, is expected to be effective on January 1, 2015.

The Minister of Strategy and Finance of the Republic has, on behalf of the Republic, signed the registration statement of which this prospectus forms a part.

Capitalization

As of December 31, 2013, our authorized capital was ￦15,000 billion and capitalization was as follows:

	December 31, 2013(1)
	(billions of won) (unaudited)
Long-term debt:
Won currency borrowings	￦	4,277.7
Industrial finance bonds		37,230.3
Foreign currency borrowings		6,249.9

Total long-term debt		47,757.9	(2)(3)

Capital:
Paid-in capital		9,261.9
Capital surplus		44.4
Capital adjustments		(0.1)
Retained earnings(4)		6,707.4
Accumulated other comprehensive income		332.5

Total capital		16,346.1

Total capitalization	￦	64,104.0

(1)	Except as disclosed in this prospectus, there has been no material adverse change in our capitalization since December 31, 2013.
(2)	We have translated borrowings in foreign currencies into Won at the rate of ￦1,055.3 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on December 31, 2013.
(3)	As of December 31, 2013, we had contingent liabilities totaling ￦7,579.4 billion under outstanding guarantees issued on behalf of our clients.
(4)	Includes regulatory reserve for bad loans of ￦1,306.9 billion as of December 31, 2013. If our provision for bad loans is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for bad loans, which is shown as a separate item included in retained earnings.

Business

Purpose and Authority

Since our establishment, we have been the leading bank in the Republic in providing long-term financing for projects designed to assist the nation’s economic growth and development.

Under the KDB Act, the KDB Decree and our Articles of Incorporation, our primary purpose is to “furnish funds for the expansion of the national economy.” Since we serve the public policy objectives of the Government, we do not seek to maximize profits. We do, however, strive to maintain a level of profitability to strengthen our equity base and support growth in the volume of our business.

Under the KDB Act, we may:

•	carry out activities necessary to accomplish the expansion of the national economy, subject to the approval of the Financial Services Commission;

•	provide loans or discount notes;

•	subscribe to, underwrite or invest in securities;

•	guarantee or assume indebtedness;

•

raise funds by accepting demand deposits and time and savings deposits from the general public, issuing securities, borrowing from the Government, The Bank of Korea or other financial institutions, and borrowing from overseas;

•	execute foreign exchange transactions, including currency and interest swap transactions;

•	provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises; and

•	carry out other businesses incidental to the foregoing (subject to the approval of the Financial Services Commission).

Government Support and Supervision

The Government owns indirectly all of our paid-in capital. On February 20, 2000, the Government contributed ￦100 billion in cash to our capital. On December 29, 2000, we reduced our paid-in capital by ￦959.8 billion to offset our expected net loss for the year. To compensate for the resulting deficit under the KDB Act, on June 20, 2001, the Government contributed ￦3 trillion in the form of shares of common stock of KEPCO to our capital. On December 29, 2001, the Government contributed ￦50 billion in cash to our capital. On August 13, 2003, the Government contributed ￦80 billion in cash to our capital to support our existing fund for facilitating the Republic’s regional economies. On April 30, 2004, the Government contributed ￦1 trillion in the form of shares of common stock of KEPCO and Korea Water Resources Corporation to our capital to support our lending to small-and medium-sized companies and to compensate for our contribution to LG Card Ltd. in the form of loans, cash injections and debt-for-equity swaps. On December 19, 2008, the Government contributed ￦500 billion in the form of shares of common stock of Korea Expressway Corporation to our capital and, in January 2009, the Government contributed ￦900 billion in cash to our capital, in each case to bolster our capital base in order to stabilize the Korean financial market by supporting small and medium-sized enterprises and providing increased liquidity to corporations. In October 2009, our paid-in capital decreased by ￦400.0 billion in connection with the establishment by the Government of KDBFG and KoFC by spinning off a portion of our assets, liabilities and equity (including paid-in capital) as described under the heading “Overview” and “Selected Financial Statement Data” in this prospectus. In March 2010, the Government, through KDBFG, made a further capital contribution of ￦10 billion in cash to our capital. In December 2013, the Government contributed ￦10 billion in cash to our capital. Taking into account these capital contributions and reduction, as of December 31, 2013, our total paid-in capital was ￦9,261.9 billion. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2013 and 2012—Note 22.”

In addition to capital contributions, the Government directly supports our financing activities by:

•	lending us funds to on-lend;

•	allowing us to administer Government loans made from a range of special Government funds;

•	allowing us to administer some of The Bank of Korea’s surplus foreign exchange holdings; and

•	allowing us to receive credit from The Bank of Korea.

The Government also supports our operations pursuant to Articles 43 and 44 of the KDB Act. Article 43 provides that “40% or more of the annual net profit of the Korea Development Bank shall be transferred to reserve, until the reserve amounts equal the total amount of paid-in capital” and that accumulated amounts in reserve may be capitalized. Article 44 provides that “the net losses of the Korea Development Bank shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” Under the amended KDB Act, which will come into effect on January 1, 2015, Article 43 and Article 44 under the current KDB Act will be restated as Article 31 and Article 32, respectively, without any amendment.

As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and the guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly. Under the amended KDB Act, which will come into effect on January 1, 2015, Article 44 under the current KDB Act will be restated as Article 32 without any amendment.

The Government closely supervises our operations in the following ways:

•	the Government, through KDBFG, our sole shareholder, has the power to elect or dismiss our Chairman and Chief Executive Officer, members of our Board of Directors and Auditor;

•	within three months after the end of each fiscal year, we must submit our financial statements for the fiscal year to the Financial Services Commission;

•

the Financial Services Commission has broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Financial Services Commission may issue any orders deemed necessary to enforce the KDB Act;

•	the Financial Services Commission must approve our operating manual, which sets out the guidelines for all principal operating matters;

•

the Financial Services Commission may supervise our operations to ensure managerial soundness based upon the KDB Decree and the Bank Supervisory Regulations of the Financial Services Commission and may issue orders deemed necessary for such supervision; and

•	we may amend our Articles of Incorporation only with the approval of the Financial Services Commission.

In addition, the conditions of the IMF aid package stated that domestic banks in the Republic, including us, should undergo external audits from internationally recognized accounting firms. Accordingly, we have had our annual financial statements for years commencing 1998 audited by an external auditor. See “—Financial Statements and the Auditors” and “Experts.”

Pursuant to our most recently approved program of operations, we expect to support the reform and restructuring of the Republic’s economic and industrial structure, including financing of promising small and medium sized enterprises, providing export finance and encouraging investments in infrastructure necessary to promote consumer demand and industrial reorganization.

Selected Financial Statement Data

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with Korean IFRS.

Consolidated Financial Statement Data

The following tables present selected consolidated financial information as of and for the years ended December 31, 2011, 2012 and 2013, which has been derived from our audited consolidated K-IFRS financial statements as of and for the years ended December 31, 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
	(billions of won)
Statements of Financial Position Data
Total Loans(1)	83,668.9	93,991.7	99,976.0
Total Borrowings(2)	103,624.2	113,598.1	123,145.9
Total Assets	149,021.8	165,779.6	167,724.7
Total Liabilities	128,448.1	144,889.1	148,969.9
Equity	20,573.7	20,890.5	18,754.8

(1)	Gross amount, which includes loans for facility development, loans for working capital, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include due to customers, financial liabilities designated at fair value through profit or loss (“FVTPL”), borrowings and debt issued.

	Year Ended December 31,
	2011	2012	2013
	(billions of won)
Income Statement Data
Total Interest Income	5,036.8	5,436.2	5,188.4
Total Interest Expenses	3,136.7	3,360.9	3,099.7
Net Interest Income	1,900.1	2,075.3	2,088.7
Operating Income (Loss)	1,642.8	1,109.9	(1,897.6)
Net Income (Loss)	1,340.3	901.8	(1,651.0)

Separate Financial Statement Data

The following tables present selected separate financial information as of and for the years ended December 31, 2011, 2012 and 2013, which has been derived from our audited separate K-IFRS financial statements as of and for the years ended December 31, 2011, 2012 and 2013 included in this prospectus. You should read the following financial statement data together with the financial statements and notes included in this prospectus.

	As of December 31,
	2011	2012	2013
	(billions of won)
Statements of Financial Position Data
Total Loans(1)	81,380.7	91,875.2	98,119.8
Total Borrowings(2)	99,253.5	108,406.7	117,550.8
Total Assets	127,874.4	142,997.3	143,607.5
Total Liabilities	110,216.4	124,779.0	127,261.4
Equity	17,658.0	18,218.6	16,346.1

(1)	Gross amount, which includes loans for facility development, loans for working capital, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include due to customers, financial liabilities designated at FVTPL, borrowings and debt issued.

	Year Ended December 31,
	2011	2012	2013
	(billions of won)
Income Statement Data
Total Interest Income	4,574.4	5,030.4	4,766.6
Total Interest Expenses	2,996.7	3,284.2	3,036.1
Net Interest Income	1,577.7	1,746.2	1,730.5
Operating Income (Loss)	1,813.2	1,334.3	(858.1)
Net Income (Loss)	1,412.4	946.9	(1,447.4)

2013

We had net loss of ￦1,447.4 billion in 2013 compared to net income of ￦946.9 billion in 2012, on a separate K-IFRS basis.

Principal factors for the net loss of ￦1,447.4 billion in 2013 compared to the net income of ￦946.9 billion in 2012 included:

•	an increase in provision for loan losses to ￦1,611.5 billion in 2013 from ￦455.4 billion in 2012, primarily due to an increase in non-performing loans;

•

an increase in impairment losses on investments in subsidiaries and associates to ￦1,095.4 billion in 2013 from ￦135.3 billion in 2012; the ￦1,095.4 billion of impairment losses on investments in subsidiaries and associates in 2013 reflected principally the impairment loss on investments in Daewoo Engineering & Constructions Co., Ltd., which suffered losses in 2013 due in part to an increase in the cost of raw materials in the Korean construction industry in general, and the ￦135.3 billion of impairment losses on investments in subsidiaries and associates in 2012 reflected principally the impairment loss on investments in our subsidiaries providing banking and financial services;

•

net loss on available-for-sale financial assets of ￦200.9 billion in 2013 compared to net gain of ￦130.8 billion in 2012, primarily due to impairment losses on investments in equity securities of companies under restructuring procedures (including STX Pan Ocean Co., Ltd.) in 2013 due in part to the prolonged slowdown in the global shipping and shipbuilding industries;

•	a decrease in net gain on derivatives to ￦251.3 billion in 2013 from ￦385.4 billion in 2012, primarily due to a decrease in valuation gain on derivative financial instruments; and

•	a decrease in net fees and commission income to ￦453.7 billion in 2013 from ￦573.7 billion in 2012, primarily due to a decrease in fees from financial advisory, syndication and underwriting.

The above factors were partially offset by net gain on financial instruments designated at fair value through profit or loss of ￦45.6 billion in 2013 compared to net loss of ￦64.1 billion in 2012, primarily due to an increase in valuation gains from financial liabilities designated at fair value through profit or loss.

2012

We had net income of ￦946.9 billion in 2012 compared to net income of ￦1,412.4 billion in 2011, on a separate K-IFRS basis.

Principal factors for the decrease in net income in 2012 compared to 2011 included:

•

a decrease in net gain from foreign currency transactions and derivatives to ￦109.4 billion in 2012 from ￦502.6 billion in 2011; the ￦502.6 billion of net gain from foreign currency transactions and derivatives in 2011 principally reflected a one-time valuation gain on Kumho Petrochemical convertible bonds, as embedded derivative instruments (such as conversion rights) were treated as separate derivatives and recorded at fair value under Korean IFRS, commencing in 2011 compared to no such gain in 2012; and

•

an increase in provision for loan losses to ￦455.4 billion in 2012 from ￦208.1 billion in 2011, primarily due to an increase in provision for loans to small-and-medium sized enterprises as a result of weak domestic economic conditions.

The above factors were partially offset by an increase in net interest income to ￦1,746.2 billion in 2012 from ￦1,577.7 billion in 2011, primarily due to an increase in interest-bearing assets exceeding an increase in interest-bearing liabilities.

Provisions for Possible Loan Losses and Loans in Arrears

We establish provisions for possible losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. As of December 31, 2013, we established provisions of ￦1,773.2 billion for possible loan losses, 126.6% higher than the provisions as of December 31, 2012 of ￦782.5 billion. The provisions for possible loan losses under Korean IFRS are recorded for those loans for which objective evidence of impairment exists as a result of one or more events that occurred after initial recognition and, if our provision for possible loan losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for possible loan losses, which will be deducted from retained earnings. See Note 22 of the notes to our separate financial statements included in this prospectus.

Certain of our customers have restructured loans with their creditor banks. As of December 31, 2013, we have provided loans of ￦3,106.4 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of ￦1,518.1 billion following debt-equity swaps. As of December 31, 2013, we had established provisions of ￦631.3 billion for possible loan losses. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

The following table provides information on our loan loss provisions.

		As of December 31, 2012(1)				As of December 31, 2013(1)
		Loan Amount		Loan Loss Provisions		Loan Amount		Loan Loss Provisions
		(billions of won)
Loan Classification	Normal(2)	￦	88,282.4	￦	177.5	￦	91,696.7	￦	208.0
	Precautionary		2,136.4		211.6		3,546.8		509.4
	Substandard		1,105.3		277.0		2,126.5		609.3
	Doubtful		18.3		11.1		305.1		205.9
	Expected Loss		332.8		105.3		444.7		240.7

	Total	￦	91,875.2	￦	782.5	￦	98,119.8	￦	1,773.2

(1)	These figures include loans for facility development, loans for working capital, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans.

(2)	Includes loans guaranteed by the Government. Under Korean IFRS, we establish loan loss provisions for all loans including loans guaranteed by the Government.

As of December 31, 2013, our non-performing loans totaled ￦2,876.3 billion, representing 2.9% of our outstanding loans as of such date. Non-performing loans are defined as loans that are classified as substandard or below. On December 31, 2013, our legal reserve was ￦6,022.3 billion, representing 6.1% of our outstanding loans as of such date.

Loans to Financially Troubled Companies

We have credit exposure (including loans, guarantees and equity investments) to a number of financially troubled Korean companies including Kumho Tire Co., Inc., Daehan Shipbuilding Co., Ltd., Shina SB Yard Co., STX Pan Ocean Co., Ltd. and TongYang Cement & Energy. As of December 31, 2013, our credit extended to these companies totaled ￦1,973.1 billion, accounting for 1.4% of our total assets as of such date.

As of December 31, 2013, our exposure (including loans classified as substandard or below and equity investment classified as estimated loss or below) to Kumho Tires decreased to ￦1,160.8 billion from ￦1,174.5 billion as of December 31, 2012, primarily due to a decrease in revolving loans. As of December 31, 2013, our exposure to Daehan Shipbuilding was ￦198.1 billion, a slight increase from ￦195.7 billion as of December 31, 2012, primarily due to the extension of new loans. As of December 31, 2013, our exposure to Shina SB Yard decreased to ￦211.4 billion from ￦394.2 billion as of December 31, 2012, primarily due to a decrease in revolving loans. As of December 31, 2013, our exposure to STX Pan Ocean decreased to ￦182.0 billion from ￦358.8 billion as of December 31, 2012, primarily due to debt-to-equity swaps. As of December 31, 2013, our exposure to TongYang Cement & Energy decreased to ￦220.8 billion from ￦273.6 billion as of December 31, 2012, primarily due to the repayment of debt.

As of December 31, 2013, we established provisions of ￦26.1 billion for our exposure to Kumho Tires, ￦1.4 billion for Daehan Shipbuilding, ￦7.4 billion for Shina SB Yard, ￦30.6 billion for STX Pan Ocean and ￦8.6 billion for TongYang Cement & Energy.

In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In March and May 2010, the creditors of these companies agreed on work-out plans, which included debt-to-equity swaps and extensions of additional credit. In connection with these work-out plans, we provided emergency loans of ￦100.0 billion and ￦280.0 billion to Kumho Tires and Kumho Industrial, respectively. We and other creditors of Kumho Tires and Kumho Industrial decided to freeze the repayment of both companies’ debt until December 31, 2014. In addition, we and other creditors of Kumho Petrochemical Co., Ltd. and Asiana Airlines decided to freeze the repayment of both companies’ debt until December 31, 2011, which was later extended to December 31, 2012. These four companies are members of Kumho Asiana Group, which has been undergoing financial difficulties resulting from its heavily leveraged purchase of Daewoo Engineering & Construction Co., Ltd. (“Daewoo E&C”) in 2006. We, a main creditor of Kumho Asiana Group, acquired 50.75% of Daewoo E&C by participating in a ￦1,000.0 billion rights issue in December 2010 and by acquiring ￦2,178.5 billion of additional equity shares through our private equity arm in January 2011. In addition, in December 2011, we converted convertible bonds of Kumho Petrochemical Co., Ltd. into 14.1% of the latter’s equity shares. In March 2012, we increased our equity interest in Kumho Industrial from 5.99% to 6.34% by participating in a debt-to-equity swap, but our equity interest decreased to 5.44% following a capital contribution by the former controlling shareholders in June 2012.

As of December 31, 2013, our exposure to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines was ￦1,160.8 billion, ￦163.4 billion, ￦1,357.3 billion and ￦708.2 billion, respectively. As of December 31, 2013, we established provisions of ￦26.1 billion, ￦2.4 billion, ￦0.3 billion and ￦0.7 billion for our exposure to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, respectively.

In the event that the financial condition of these companies or other large corporations to which we extended credits deteriorate in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

Companies in the STX Group, a large Korean conglomerate primarily engaged in shipbuilding and trading, have faced financial difficulties for the past several years due to prolonged slowdowns in the Korean construction and shipbuilding industries. STX Construction and STX Pan Ocean have been in court receivership since April and June 2013, respectively, and the remaining troubled companies (including STX Corporation, STX Engine and STX Heavy Industries) are in voluntary out-of-court debt restructuring programs with their creditors. Kang Duk-soo, former chairman of the STX Group, was indicted in May 2014 for accounting fraud, business malpractice and embezzlement. Companies in the Dongbu Group, a large Korean conglomerate providing industrial, chemical, shipping, insurance and financial products and services, have also been facing financial difficulties for the past several years due to the prolonged slowdown in the Korean construction industry and in the Korean economy in general. Certain troubled companies in the Dongbu Group are in voluntary out-of-court debt restructuring programs with their creditors, and recently, Dongbu Steel entered into a voluntary workout agreement with its creditors. We are the main creditor bank of STX Group and Dongbu Group.

On July 14, 2014, according to press reports, the Financial Supervisory Service had decided to launch a special audit into KDB, as the lead creditor bank of the troubled STX Group and Dongbu Group, for alleged mismanagement and loose oversight of the two conglomerates, which allegedly contributed to further losses. Although we believe we have extended loans to both Groups in compliance with relevant guidelines and procedures, we cannot predict the outcome of such special audit. In addition, further investigations may be launched by governmental authorities with respect to the alleged legal violations by us and our employees and any adverse determination, decision or resolution in such matter could encourage other parties to bring related claims and actions against us. While our management is not able to estimate the possible penalties and losses that may result from this special audit at this time, an adverse determination by the Financial Supervisory Service or other governmental authorities in this special audit may result in regulatory sanctions and significant financial liability as well as reputational harm to us.

In 2013, we did not sell any non-performing loans to the Korea Asset Management Corporation, or KAMCO.

Operations

Loan Operations

We mainly provide equipment capital loans and working capital loans to private Korean enterprises that undertake major industrial projects. The loans generally cover over 50%, and in some cases as much as 100%, of the total project cost. Equipment capital loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. We disburse loan proceeds in installments to ensure that the borrower uses the loan for its intended purpose.

Before approving a loan, we consider:

•	the economic benefits of the project to the Republic;

•	the extent to which the project serves priorities established by the Government’s industrial policy;

•	the project’s operational feasibility;

•	the loan’s and the project’s profitability; and

•	the quality of the borrower’s management.

We charge, on average, interest of 2.3% over our prime rate, although we provide a discount between 0.2% and 0.7% to small- and medium-sized companies. We adjust the prime rate monthly. The spread depends on the purpose of the loan, maturity date and the borrower’s credit ratings. Certain loans bear interest at below market rates. Equipment capital loans generally have original maturities of three to five years, although we occasionally make equipment capital loans with longer maturities. Working capital loans usually mature within two years.

We generally obtain collateral valued in excess of the original loan from large companies and up to the value of the loan from small- and medium-sized companies. Depending on the type of borrower and loan, the collateral may be equipment purchased with the loan proceeds, industrial plants, real estate and marketable securities. We appraise the value of our collateral at least once a year.

The Loan & Deposit Planning Department functions as our centralized policy-making and planning division with respect to our lending activities. The Loan & Deposit Planning Department formulates and revises our internal regulations on loan programs as well as setting basic lending guidelines.

We have multiple levels of loan approval authority, depending on the loan amount and other factors such as the availability of collateral or guarantee, debt repayment ability and business prospects. The Credit Review Committee, Division Credit Review Committee, Division Credit Review Sub-Committee, General Manager each have authority to approve loans up to a specified amount. The amount differs depending on the type of loan and certain other factors, for example, whether a loan is collateralized or guaranteed.

Our overall risk management policy is set by the Risk Management Committee. For detailed information regarding our risk management policy and procedures, see “—Financial Statements and Auditors—Notes to Separate Financial Statements of December 31, 2013 and 2012—Note 47.”

The following table sets out, by currency and category of loan, our total outstanding loans:

Loans(1)

	December 31,
	2012		2013
	(billions of won)
Equipment Capital Loans:
Domestic Currency	￦	31,787.1	￦	33,839.6
Foreign Currency(2)		7,529.7		6,467.8

		39,316.8		40,307.4
Working Capital Loans:
Domestic Currency(3)		25,239.1		29,761.2
Foreign Currency(2)		4,274.1		5,425.0

		29,513.3		35,186.2
Other Loans(4)		23,045.1		22,626.2

Total Loans	￦	91,875.2	￦	98,119.8

(1)	Includes loans extended to affiliates.
(2)	Includes loans disbursed and repayable in Won, the amounts of which are based upon an equivalent amount of foreign currency. This type of loan totaled ￦7,971.6 billion as of December 31, 2012 and ￦6,751.2 billion as of December 31, 2013. See “—Operations—Loan Operations—Loans by Categories—Local Currency Loans Denominated in Foreign Currencies.”
(3)	Includes loans on households.
(4)	Includes inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans.

As of December 31, 2013, we had ￦98,119.8 billion in outstanding loans, which represents a 6.7% increase from ￦91,875.2 billion of outstanding loans as of December 31, 2012.

Maturities of Outstanding Loans

The following table categorizes our outstanding equipment capital and working capital loans by their remaining maturities:

Outstanding Equipment Capital and Working Capital Loans by Remaining Maturities(1)

	December 31,				As % of December 31, 2013 Total
	2012		2013
	(billions of won, except percentages)
Loans with Remaining Maturities of One Year or Less	￦	28,788.7	￦	34,820.8	46.1%
Loans with Remaining Maturities of More Than One Year		40,041.4		40,672.8	53.9%

Total	￦	68,830.1	￦	75,493.6	100.0%

(1)	Includes loans extended to affiliates.

Loans by Industrial Sector

The following table sets out the total amount of our outstanding equipment capital and working capital loans, categorized by industry sector:

Outstanding Equipment Capital and Working Capital Loans by Industry Sector(1)

	December 31,				As % of December 31, 2013 Total
	2012		2013
	(billions of won, except percentages)
Manufacturing	￦	38,957.8	￦	42,969.6	56.9%
Banking and Insurance		7,326.5		7,253.6	9.6
Transportation and Communication		5,808.5		5,768.5	7.6
Public Administration		414.5		30.6	0.1
Electric, Gas and Water Supply Industry		1,979.4		2,293.0	3.0
Others(2)		14,343.3		17,178.3	22.8

Total	￦	68,830.1	￦	75,493.6	100.0%

Percentage increase from previous period		16.0%		9.7%

(1)	Includes loans extended to affiliates.
(2)	Includes wholesale and retail trade, real estate and leasing, and construction.

The manufacturing sector accounted for 56.9% of our outstanding equipment capital and working capital loans as of December 31, 2013. As of December 31, 2013, loans to the transportation equipment manufacturing businesses and chemical product manufacturing businesses accounted for 14.9% and 14.1%, respectively, of our outstanding equipment capital and working capital loans to the manufacturing sector.

Hyundai Steel was our single largest borrower as of December 31, 2013, accounting for 1.3% of our outstanding equipment capital and working capital loans. As of December 31, 2013, our five largest borrowers and 20 largest borrowers accounted for 6.1% and 15.9%, respectively, of our outstanding equipment capital and working capital loans. The following table breaks down the equipment capital and working capital loans to our 20 largest borrowers outstanding as of December 31, 2013 by industry sector:

20 Largest Borrowers by Industry Sector

As % of December 31, 2013 Total Outstanding Equipment Capital and Working Capital Loans
Manufacturing	51.6%
Banking and Insurance	18.4
Transportation and Communication	12.4
Public Administration	3.0
Others(1)	14.6

Total	100.0%

(1)	Includes wholesale and retail trade, real estate and leasing, and construction.

The following table categorizes the new loans made by us by industry sector:

New Loans by Industry Sector

	Year Ended December 31,				As % of Year Ended December 31, 2013 Total
	2012		2013
	(billions of won, except percentages)
Manufacturing	￦	19,113.8	￦	22,082.3	59.6%
Banking and Insurance		3,246.0		2,594.2	7.0
Transportation and Communication		2,071.1		2,386.7	6.4
Electric, Gas and Water Supply Industry		559.0		524.4	1.4
Others(1)		8,046.0		9,488.7	25.6

Total	￦	33,035.9	￦	37,076.3	100.0%

Percentage increase (decrease) from previous period		21.0%		12.2%

(1)	Includes wholesale and retail trade, real estate and leasing, and construction.

Loans by Categories

In addition to dividing our loans into equipment capital and working capital loans, we classify loans into several groupings, the most important being:

•	industrial fund loans;

•	foreign currency loans;

•	local currency loans denominated in foreign currencies;

•	offshore loans in foreign countries; and

•	government fund loans.

See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2013 and 2012—Note 8” for more information on the types of credit extended by us and the amounts of each type outstanding as of December 31, 2013.

The following table sets out equipment capital and working capital loans by categories as of December 31, 2013:

	Equipment Capital Loans(1)			Working Capital Loans(1)
	December 31, 2013%			December 31, 2013%
	(billions of won, except percentages)
Industrial fund loans	￦	30,473.7	75.6%	￦	26,228.5	74.5%
Foreign currency loans		4,635.0	11.5		914.1	2.6
Local currency loans denominated in foreign currencies		665.7	1.7		269.9	0.8
Offshore loans in foreign currencies		1,167.1	2.8		3,974.5	11.3
Government fund loans		564.7	1.4		—	—
Overdraft		—	—		760.7	2.2
Others(1)		2,801.2	6.9		3,038.5	8.6

Total	￦	40,307.4	100.0%	￦	35,186.2	100.0%

(1)	Includes loans on households and loans extended to affiliates.

Industrial Fund Loans. Industrial fund loans are equipment capital and working capital loans denominated in Won to borrowers in major industries to finance equipment and facilities.

We currently make equipment capital industrial fund loans at floating or fixed rates for terms of up to 10 years and for up to 100% of the equipment cost being financed. We make working capital industrial fund loans at floating or fixed rates and in amounts constituting up to 40% of the borrower’s estimated annual sales.

Foreign Currency Loans. We extend loans denominated in U.S. dollars, Japanese yen or other foreign currencies principally to finance the purchase of industrial equipment from abroad or the implementation of overseas industrial development projects by Korean companies. We make these loans at floating interest rates with original maturities, in the case of equipment capital foreign currency loans, of up to 10 years and, in the case of working capital foreign currency loans, of up to three years.

Local Currency Loans Denominated in Foreign Currencies. We make local currency loans denominated in foreign currencies for the same purposes, and to the same borrowers, as foreign currency loans. Although we denominate the loans in foreign currency, the borrower receives and repays the loans in Won based on foreign exchange rates at the time of receipt and repayment. We currently make loans of this type at floating interest rates, with original maturities, in the case of equipment capital loans, of up to 10 years and, in the case of working capital loans, of up to three years.

Offshore Loans in Foreign Currencies. We extend offshore loans in foreign currencies to finance:

•	the purchase of industrial equipment and the implementation of overseas industrial projects by overseas subsidiaries and branches of Korean companies; and

•	the overseas industrial development projects of foreign government entities, international organizations and foreign companies.

We make these loans at floating interest rates with original maturities, in the form of equipment capital foreign currency loans, of up to 10 years and, working capital foreign currency loans, of up to three years.

Government Fund Loans. We make government fund loans primarily to finance:

•	water supply and drainage facilities;

•	the Seoul subway system;

•	freight terminal facilities;

•	hospitals; and

•	other facilities.

Government fund loans that are equipment capital loans require approval by the appropriate Government ministry. We currently make government fund loans in Won at floating interest rates with original maturities of 10 to 20 years.

Other Loans. We also make special purpose fund loans for particular industries or projects using funds lent to us by the Government and foreign financial institutions. The Government funds that finance these loans include, among others:

•	the Tourism Promotion Fund (hotel and resort projects);

•	the Rational Use of Energy Fund (energy conservation projects and collective energy supply projects); and

•	the Small- and Medium-sized Enterprises Promotion Fund (small- and medium-sized enterprises).

For further information relating to such loans, see “—Sources of Funds” and “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2013 and 2012—Note 8.”

Guarantee Operations

We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions. The KDB Act and our Articles of Incorporation limit the aggregate amount of our industrial finance bond obligations and guarantee obligations. See “—Sources of Funds.”

We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and/or marketable securities.

The following table shows our outstanding guarantees:

Guarantees Outstanding

	As of December 31,
	2012		2013
	(billions of won)
Acceptances	￦	723.5	￦	766.1
Guarantees on local borrowing		784.3		821.3
Guarantees on foreign borrowing		6,699.3		5,949.6
Letter of guarantee for importers		46.7		42.4

Total	￦	8,253.8	￦	7,579.4

On November 13, 2002, we entered into a guarantee agreement with KEPCO with respect to certain of KEPCO’s debt securities in connection with KEPCO’s restructuring and privatization. Pursuant to the guarantee agreement, we issued in February 2003 our guarantee to holders of KEPCO’s Yankee and Global debt securities with final maturities ranging from 2003 to 2096 (although our guarantee obligations only run through 2016) in an aggregate principal amount of approximately ￦3.3 trillion, based on exchange rates prevailing on the guarantee issuance date, February 25, 2003. As of December 31, 2013, the aggregate outstanding principal amount of KEPCO’s debt securities that are covered by our guarantees was ￦186.5 billion. The guarantees described above constitute full, irrevocable and unconditional guarantees, on an unsecured and unsubordinated basis, in respect of the principal, interest and other payments due with respect to those debt obligations. KEPCO paid and will continue to pay us an annual guarantee fee of 0.05% of (i) the aggregate outstanding principal amount of all issues of debt securities that will be covered by the benefit of our guarantee and (ii) the sum of all interest payments due on such debt securities from the date of calculation until the earlier of their maturity or their stated redemption date.

KoFC, which indirectly owns 90.3% of our paid-in capital, currently owns approximately 29.9% of the outstanding shares of common stock of KEPCO, and the Government, which indirectly owns all of our paid-in capital, owns an additional 21.2% of such shares of KEPCO.

Investments

We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the Financial Services Commission specifically instructs us to do so when the acquisition is necessary for the corporate restructuring of the company. Although generally a long-term investor, we sell investments from time to time. In recent years, sales resulted principally from the Government’s privatization program, and we expect to continue such sales in the future. The Government plans to sell its direct or indirect interest in certain private sector companies acquired during previous restructuring programs, including Daewoo Shipbuilding & Marine Engineering Co. Ltd., depending on market conditions. In accordance with such plan, we expect to sell our equity holdings in certain private sector companies if favorable opportunities for sale arise. Our equity investments decreased to ￦7,241.2 billion as of December 31, 2013 from ￦8,439.6 billion as of December 31, 2012.

The KDB Act and our Articles of Incorporation provide that the cost basis of our total equity investments may not exceed twice the sum of our paid-in capital and our reserve from profit. In addition, pursuant to the KDB Decree, we may not acquire equity securities of a single company in excess of 15% of its entire voting shares. The 15% limit, however, does not apply to certain investments, including those in Government-controlled companies financed by capital contributions from the Government. As of December 31, 2013, the cost basis of our equity investments subject to restriction under the KDB Act and our Articles of Incorporation totaled ￦7,241.2 billion, equal to 23.7% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see “—Financial Statements and the Auditors.”

The following table sets out our equity investments by industry sector on a book value basis as of December 31, 2013:

Equity Investments

	Book Value as of December 31, 2013
	(billions of won)
Electric, Gas and Water Supply Industry	￦	98.8
Construction		36.7
Banking and Insurance		3,804.2
Real Estate Business		114.3
Manufacturing		1,335.7
Transportation and Communication		1,620.8
Others		230.7

Total	￦	7,241.2

As of December 31, 2013, we held total equity investments, on a book value basis, of ￦1,566.0 million in two of our five largest borrowers and ￦2,380.7 billion in eight of our 20 largest borrowers. We have not established a policy addressing loans to enterprises in which we hold equity interests or equity interests in enterprises to which we have extended loans.

When possible, we use the prevailing market price of a security to determine the value of our interest. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition. With respect to our equity interests in enterprises in which we hold more than 15% of interest, we value these investments annually, with certain exceptions, on a net asset value basis when the investee company releases its financial statements. As of December 31, 2013, the aggregate value of our equity investments accounted for approximately 86.2% of their aggregate cost basis.

As part of our investment activities, we underwrite straight and convertible bond issuances in Won for domestic corporations. We also invest in municipal bonds, extending funds to municipalities at subsidized interest rates, mostly to finance water supply and drainage infrastructure projects.

Other Activities

We engage in a range of industrial development activities in addition to providing loans and guarantees, including:

•	conducting economic and industrial research;

•	performing engineering surveys;

•	providing business analyses and managerial assistance; and

•	offering trust services.

As of December 31, 2013, we held in trust cash and other assets totaling ￦30,723.9 billion, and we generated in 2013 trust fee income equaling ￦249.4 billion. As of December 31, 2012, we held in trust cash and other assets totaling ￦24,398.4 billion, and we generated in 2012 trust fee income equaling ￦506.9 billion. Pursuant to Korean law, we segregate trust assets from our other assets; trust assets are not available to satisfy claims of our depositors or other creditors. Accordingly, we account for our trust accounts separately from our banking accounts. However, if our trust operations fail to preserve the principal of our clients’ trust assets, we are responsible for covering the deficit either from previously established provisions in our trust accounts or by a transfer from our banking accounts. In 2012 and 2013, we did not transfer any funds from our banking accounts to cover deficits in our trust accounts. Surplus funds generated by the trust assets may be deposited into the clients’ accounts and earn interest. We reflect trust fees earned by us on our trust account management services as other operating revenues in the income statement of the banking accounts.

Sources of Funds

In addition to our capital and reserves, we obtain funds primarily from:

•	borrowings from the Government;

•	issuances of bonds in the domestic and international capital markets;

•	borrowings from international financial institutions or foreign banks; and

•	deposits.

All of our borrowings are unsecured.

Borrowings from the Government

We borrow from the Government’s general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from five to 20 years. We incur special purpose loans, principally from the Tourism Promotion Fund, the Rational Use of Energy Fund and the Small- and Medium-sized Enterprises Promotion Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

The following table sets out our Government borrowings as of December 31, 2013:

Type of Funds Borrowed	As of December 31, 2013
	(billions of won)
General Purpose	￦	564.3
Special Purpose		4,041.1

Total	￦	4,605.4

Domestic and International Capital Markets

We issue industrial finance bonds both in Korea and abroad, some of which the Government directly guarantees. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

The following table sets out the outstanding balance of our industrial finance bonds as of December 31, 2013:

Outstanding Balance	As of December 31, 2013
	(billions of won)
Denominated in Won	￦	37,236.8
Denominated in Other Currencies		19,495.4

Total	￦	56,732.2

The KDB Act provides that the aggregate outstanding principal amount of our industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of our on-balance sheet and off-balance sheet guarantee obligations, other than those excepted by statute, may not exceed 30 times the sum of our paid-in capital and our reserve from profit. As of December 31, 2013, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of December 31, 2013) was ￦68,645.2 billion, equal to 15.0% of our authorized amount under the KDB Act, which was ￦458,523.7 billion.

In 2013, we have issued ￦19.9 trillion in Won denominated industrial finance bonds and ￦6.6 trillion in industrial finance bonds denominated in other currencies. In 2014, we are targeting to issue approximately ￦20 trillion in Won denominated industrial finance bonds and approximately ￦6.7 trillion in industrial finance bonds denominated in other currencies, subject to change depending on our funding needs and market conditions. We plan to increase our domestic debt target and foreign currency debt target to ￦35 trillion and ￦7 trillion, respectively, in 2015, taking into account our increased funding needs after we take over KoFC’s role to provide public policy financial support to Korean companies following the contemplated merger of KoFC into us on January 1, 2015.

Foreign Currency Borrowings

We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of one to five years. As of December 31, 2013, the outstanding amount of our foreign currency borrowings was US$12.3 billion.

Our long term and short term foreign currency borrowings increased to ￦12,938.4 billion as of December 31, 2013 from ￦12,341.3 billion as of December 31, 2012.

Deposits

We take demand deposits and time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of December 31, 2013, demand deposits held by us totaled ￦2,223.1 billion and time and savings deposits held by us totaled ￦33,805.9 billion.

Debt

Debt Repayment Schedule

The following table sets out our principal repayment schedule as of December 31, 2013:

Debt Principal Repayment Schedule(1)

	Maturing on or before December 31,
Currency(2)(3)	2014		2015		2016		2017		Thereafter
	(billions of won)
Won	￦	14,698.0	￦	9,334.8	￦	6,631.0	￦	2,074.5	￦	9,795.7
Foreign		16,321.2		4,629.1		4,130.7		2,787.9		4,863.9

Total Won Equivalent	￦	31,019.2	￦	13,963.9	￦	10,761.7	￦	4,862.4	￦	14,659.6

(1)	Excludes bonds sold under repurchase agreements and call money.
(2)	Borrowings in foreign currencies have been translated into Won at the market average exchange rates on December 31, 2013, as announced by the Seoul Money Brokerage Services Ltd.
(3)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of KDB:

Direct Internal Debt of KDB

	(billions of Won)
2010	￦	36,802.2
2011		39,185.4
2012		37,515.4
2013		46,237.4

The following table summarizes, as of December 31 of the years indicated, the outstanding direct external debt of KDB:

Direct External Debt of KDB

	(billions of Won)
2010	￦	26,476.2
2011		31,107.9
2012		29,780.4
2013		31,080.3

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the outstanding external bonds of KDB as of December 31, 2013:

External Bonds of KDB

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	11,375.0	US$	11,375.0
Japanese yen (¥)		¥95,500.0		934.8
Euro (EUR)	EUR	1,585.0		2,079.4
Singapore dollar (SGD)	SGD	357.0		277.9
Hong Kong dollar (HKD)	HKD	3,744.0		481.5
Chinese offshore renminbi (CNH)	CNH	2,035.0		323.0
Swiss franc (CHF)	CHF	580.0		606.5
Brazilian real (BRL)	BRL	598.5		305.8
Australian dollar (AUD)	AUD	622.5		620.9
Thai Baht (THB)	THB	3,000.0		99.3
Malaysian Ringgit (MYR)	MYR	500.0		163.5
Turkish Lira (TRY)	TRY	443.9		240.9
Indian Rupee (INR)	INR	1,070.0		19.9
Mexican Peso (MXN)	MXN	144.0		10.8
Norwegian Krone (NOK)	NOK	300.0		50.0
South African Rand (ZAR)	ZAR	822.0		80.1

Total			US$	17,669.3

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the exchange rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2013.

For further information on the outstanding indebtedness of KDB, see “—Tables and Supplementary Information.”

Debt Record

We have never defaulted in the payment of principal or interest on any of our obligations.

Overseas Operations

We operate overseas subsidiaries in Hong Kong, Dublin, Budapest, Sao Paulo and Tashkent. The subsidiaries engage in a variety of banking and merchant banking services, including:

•	managing and underwriting new securities issues;

•	syndicating medium and long-term loans;

•	trading securities;

•	trading in the money market; and

•	providing investment management and advisory services.

We currently maintain eight branches in Tokyo, Shanghai, Singapore, New York, London, Beijing, Guangzhou and Shenyang and six overseas representative offices in Frankfurt, Ho Chi Minh City, Abu Dhabi, Yangon, Moscow and Bangkok.

Property

Our head office is located at 14 Eunhaeng-ro Yeongdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in July 2001 and owned by us. In addition to the head office, we maintain 65 branches in major cities throughout the Republic, including 24 in Seoul. We generally own our domestic office space and lease our overseas offices under long-term leases.

Directors and Management; Employees

Our Board of Directors has ultimate responsibility for management of our affairs. Under the KDB Act and our Articles of Incorporation, our Board of Directors is to consist of not more than nine directors, including our Chief Executive Officer and Chairman of the Board of Directors. Under the KDB Act, we elect our directors, including our Chief Executive Officer and Chairman of the Board of Directors, at a general meeting of shareholders. Under our Articles of Incorporation, our executive directors serve for three-year terms and our independent non-executive directors serve for not more than two years as determined by the general meeting of shareholders, and they may be re-appointed. Currently, the members of our Board of Directors are:

Position	Name	Expiration of Term
Chief Executive Officer and Chairman of the Board of Directors:	Kyttack Hong	April 8, 2016

Chief Operating Officer and Vice Chairman of the Board of Directors	Heui Kyoung Ryu	February 2, 2017

Independent Directors	Sang Heon Kim	April 26, 2016
	Cheol-Joon Kang	April 26, 2016
	Hi-Taek Shin	August 1, 2015
	Hay-Young Chung	February 12, 2016

As of December 31, 2013, we employed 2,891 persons with 1,641 located in our Seoul head office.

Tables and Supplementary Information

A. External Debt of KDB

(1) External Bonds of KDB

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2013
USD	300,000,000	8	January 23, 2009	January 23, 2014	300,000,000
USD	1,700,000,000	8	January 23, 2009	January 23, 2014	1,700,000,000
USD	50,000,000	3M USD Libor + 4.3	May 13, 2009	May 13, 2016	50,000,000
USD	550,000,000	4.375	February 10, 2010	August 10, 2015	550,000,000
USD	200,000,000	4.375	February 10, 2010	August 10, 2015	200,000,000
USD	450,000,000	3.250	September 9, 2010	March 9, 2016	450,000,000
USD	250,000,000	3.250	September 9, 2010	March 9, 2016	250,000,000
USD	200,000,000	3.250	September 9, 2010	March 9, 2016	200,000,000
USD	750,000,000	4.000	March 9, 2011	September 9, 2016	750,000,000
USD	20,000,000	3M USD Libor + 1.00	June 2, 2011	June 2, 2014	20,000,000
USD	700,000,000	3.875	November 4, 2011	May 4, 2017	700,000,000
USD	300,000,000	3.875	November 4, 2011	May 4, 2017	300,000,000
USD	150,000,000	3.50	February 22, 2012	August 22, 2017	150,000,000
USD	100,000,000	3.50	February 22, 2012	August 22, 2017	100,000,000
USD	250,000,000	3.50	February 22, 2012	August 22, 2017	250,000,000
USD	20,000,000	3M USD Libor + 1.25	May 2, 2012	May 2, 2014	20,000,000
USD	19,000,000	1.77	May 11, 2012	May 12, 2014	19,000,000
USD	20,000,000	3M USD Libor + 1.25	May 14, 2012	May 14, 2014	20,000,000
USD	15,000,000	3M USD Libor + 1.45	June 15, 2012	June 15, 2015	15,000,000
USD	20,000,000	3M USD Libor + 1.25	June 25, 2012	June 25, 2014	20,000,000
USD	500,000,000	3.50	July 5, 2012	August 22, 2017	500,000,000
USD	20,000,000	1.60	August 17, 2012	August 17, 2014	20,000,000
USD	300,000,000	3.00	September 14, 2012	September 14, 2022	300,000,000
USD	350,000,000	3.00	September 14, 2012	September 14, 2022	350,000,000
USD	100,000,000	3.00	September 14, 2012	September 14, 2022	100,000,000
USD	20,000,000	3M USD Libor + 0.95	September 27, 2012	September 29, 2015	20,000,000
USD	50,000,000	3M USD Libor + 0.80	October 17, 2012	October 17, 2014	50,000,000
USD	50,000,000	3M USD Libor + 0.70	December 3, 2012	December 3, 2014	50,000,000
USD	200,000,000	1.00	January 22, 2013	January 22, 2016	200,000,000
USD	300,000,000	1.00	January 22, 2013	January 22, 2016	300,000,000
USD	500,000,000	1.50	January 22, 2013	January 22, 2018	500,000,000
USD	50,000,000	3M USD Libor + 0.40	February 4, 2013	February 4, 2014	50,000,000
USD	50,000,000	3M USD Libor + 0.35	February 12, 2013	February 12, 2014	50,000,000
USD	25,000,000	3M USD Libor + 0.30	March 18, 2013	March 19, 2014	25,000,000
USD	30,000,000	3M USD Libor + 0.60	March 21, 2013	March 21, 2016	30,000,000
USD	96,000,000	0.96	April 25, 2013	April 25, 2014	96,000,000
USD	25,000,000	0.80	May 7, 2013	May 8, 2014	25,000,000
USD	30,000,000	3M USD Libor + 1.00	June 10, 2013	June 10, 2018	30,000,000
USD	45,000,000	0.87	July 5, 2013	July 7, 2014	45,000,000
USD	40,000,000	3M USD Libor + 0.45	August 20, 2013	August 20, 2014	40,000,000
USD	110,000,000	0.77	August 20, 2013	August 20, 2014	110,000,000
USD	150,000,000	0.90	August 20, 2013	February 20, 2015	150,000,000
USD	23,500,000	1.17	August 20, 2013	August 20, 2015	23,500,000
USD	76,500,000	3M USD Libor + 0.70	August 20, 2013	August 20, 2015	76,500,000
USD	250,000,000	4.00	August 27, 2013	September 9, 2016	250,000,000
USD	300,000,000	3.00	September 17, 2013	March 17, 2019	300,000,000
USD	450,000,000	3.00	September 17, 2013	March 17, 2019	450,000,000
USD	35,000,000	1.24	September 17, 2013	March 17, 2019	35,000,000
USD	25,000,000	1.10	October 7, 2013	October 2, 2015	25,000,000
USD	20,000,000	3M USD Libor + 0.40	October 25, 2013	October 27, 2014	20,000,000
USD	100,000,000	0.68	October 29, 2013	October 30, 2014	100,000,000
USD	40,000,000	3.81	October 30, 2013	October 30, 2023	40,000,000
USD	30,000,000	4.00	November 1, 2013	November 1, 2023	30,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2013
USD	50,000,000	3.74	November 5, 2013	November 5, 2023		50,000,000
USD	50,000,000	3.70	November 6, 2013	November 6, 2023		50,000,000
USD	100,000,000	3M USD Libor + 0.85	November 8, 2013	November 8, 2016		100,000,000
USD	30,000,000	3.79	November 13, 2013	November 13, 2023		30,000,000
USD	50,000,000	3.8	November 13, 2013	November 13, 2023		50,000,000
USD	50,000,000	3.75	November 15, 2013	November 15, 2023		50,000,000
USD	50,000,000	3M USD Libor + 0.34	November 18, 2013	November 19, 2014		50,000,000
USD	20,000,000	3.66	November 26, 2013	November 26, 2023		20,000,000
USD	60,000,000	3.68	November 26, 2013	November 26, 2023		60,000,000
USD	100,000,000	3M USD Libor + 0.45	December 11, 2013	June 11, 2015		100,000,000
USD	50,000,000	3.8	December 12, 2013	December 12, 2023		50,000,000
USD	20,000,000	3.8	December 18, 2013	December 18, 2023		20,000,000
USD	20,000,000	3.81	December 18, 2013	December 18, 2023		20,000,000

		Subtotal in Original Currency			USD	11,375,000,000

		Subtotal in Equivalent Amount of Won(1)			￦	12,004,037,500

THB	3,000,000,000	3.880	May 27, 2011	May 27, 2014		3,000,000,000

		Subtotal in Original Currency			THB	3,000,000,000

		Subtotal in Equivalent Amount of Won(2)			￦	96,420,000,000

SGD	30,000,000	5.65	May 18, 2009	May 18, 2014		30,000,000
SGD	40,000,000	5.65	May 18, 2009	May 18, 2014		40,000,000
SGD	15,000,000	5.02	May 29, 2009	May 29, 2014		15,000,000
SGD	30,000,000	1.73	June 16, 2011	June 16, 2014		30,000,000
SGD	30,000,000	1.68	July 6, 2011	July 6, 2014		30,000,000
SGD	30,000,000	1.70	July 12, 2011	July 14, 2014		30,000,000
SGD	30,000,000	3M SGD SOR + 0.30	January 31, 2013	January 31, 2014		30,000,000
SGD	60,000,000	0.57	February 22, 2013	February 24, 2014		60,000,000
SGD	36,000,000	0.88	March 21, 2013	March 21, 2016		36,000,000
SGD	30,000,000	0.90	April 24, 2013	April 25, 2014		30,000,000
SGD	26,000,000	0.78	July 16, 2013	July 17, 2014		26,000,000

		Subtotal in Original Currency			SGD	357,000,000

		Subtotal in Equivalent Amount of Won(3)			￦	297,291,750,000

JPY	15,000,000,000	3.22	May 30, 2008	May 30, 2018		15,000,000,000
JPY	7,000,000,000	2.97	September 14, 2009	September 12, 2014		7,000,000,000
JPY	2,000,000,000	0.55	August 26, 2011	August 26, 2014		2,000,000,000
JPY	600,000,000	1.57	October 21, 2011	October 21, 2014		600,000,000
JPY	2,400,000,000	1.91	October 21, 2011	October 21, 2016		2,400,000,000
JPY	2,000,000,000	1.21	January 30, 2012	January 30, 2015		2,000,000,000
JPY	21,200,000,000	1.05	June 20, 2012	June 20, 2014		21,200,000,000
JPY	5,100,000,000	1.17	June 20, 2012	June 19, 2015		5,100,000,000
JPY	3,700,000,000	1.31	June 20, 2012	June 20, 2017		3,700,000,000
JPY	20,000,000,000	0.54	June 7, 2013	June 5, 2015		20,000,000,000
JPY	3,500,000,000	0.66	June 7, 2013	June 7, 2016		3,500,000,000
JPY	6,500,000,000	0.89	June 7, 2013	June 7, 2018		6,500,000,000
JPY	4,500,000,000	0.47	November 11, 2013	November 11, 2015		4,500,000,000
JPY	2,000,000,000	0.33	November 18, 2013	November 19, 2014		2,000,000,000

		Subtotal in Original Currency			JPY	95,500,000,000

		Subtotal in Equivalent Amount of Won(4)			￦	959,450,300,000

HKD	150,000,000	5.00	November 20, 2007	November 20, 2017		150,000,000
HKD	80,000,000	4.71	December 18, 2007	December 18, 2017		80,000,000
HKD	300,000,000	3.25	July 20, 2010	July 20, 2015		300,000,000
HKD	200,000,000	2.33	April 14, 2011	April 14, 2014		200,000,000
HKD	133,000,000	2.12	September 29, 2011	September 29, 2014		133,000,000
HKD	144,000,000	3.30	October 20, 2011	October 20, 2016		144,000,000
HKD	303,000,000	4.30	October 21, 2011	October 21, 2021		303,000,000
HKD	320,000,000	2.37	February 18, 2011	February 18, 2014		320,000,000
HKD	150,000,000	2.37	May 3, 2011	November 3, 2014		150,000,000
HKD	170,000,000	2.07	July 9, 2011	December 9, 2014		170,000,000
HKD	200,000,000	1.70	September 6, 2011	September 6, 2014		200,000,000
HKD	219,000,000	2.40	September 6, 2011	September 6, 2016		219,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2013
HKD	89,000,000	3.60	September 16, 2011	September 16, 2021		89,000,000
HKD	500,000,000	2.80	April 3, 2012	April 3, 2017		500,000,000
HKD	326,000,000	1.40	November 23, 2012	November 23, 2015		326,000,000
HKD	300,000,000	1.82	April 26, 2013	April 26, 2018		300,000,000
HKD	160,000,000	2.28	October 31, 2013	October 31, 2018		160,000,000

		Subtotal in Original Currency			HKD	3,744,000,000

		Subtotal in Equivalent Amount of Won(5)			￦	509,520,960,000

CNH	1,000,000,000	3.3	June 21, 2012	June 21, 2015		1,000,000,000
CNH	600,000,000	3.3	September 13, 2012	June 21, 2015		600,000,000
CNH	75,000,000	2.7	May 8, 2013	November 8, 2014		75,000,000
CNH	150,000,000	4.45	November 8, 2013	November 8, 2023		150,000,000
CNH	210,000,000	4.1	December 18, 2013	December 18, 2023		210,000,000

		Subtotal in Original Currency			CNH	2,035,000,000

		Subtotal in Equivalent Amount of Won(6)			￦	353,967,900,000

EUR	300,000,000	3M Euribor + 0.24	April 3, 2007	April 3, 2014		300,000,000
EUR	50,000,000	1.015	November 6, 2012	November 6, 2015		50,000,000
EUR	20,000,000	1.17	December 24, 2012	December 15, 2017		20,000,000
EUR	35,000,000	3M Euribor + 0.15	February 4, 2013	February 4, 2014		35,000,000
EUR	40,000,000	3M Euribor + 0.40	April 30, 2013	April 30, 2014		40,000,000
EUR	260,000,000	3M Euribor + 0.40	April 30, 2013	April 30, 2014		260,000,000
EUR	200,000,000	1.50	May 30, 2013	May 30, 2018		200,000,000
EUR	300,000,000	1.50	May 30, 2013	May 30, 2018		300,000,000
EUR	200,000,000	1.50	July 23, 2013	May 30, 2018		200,000,000
EUR	35,000,000	3M Euribor + 0.30	October 28, 2013	October 29, 2014		35,000,000
EUR	35,000,000	3M Euribor + 0.30	October 29, 2013	October 30, 2014		35,000,000
EUR	20,000,000	3M Euribor + 0.30	November 8, 2013	November 10, 2014		20,000,000
EUR	30,000,000	3M Euribor + 0.30	November 8, 2013	November 10, 2014		30,000,000
EUR	25,000,000	3M Euribor + 0.29	November 26, 2013	November 28, 2014		25,000,000
EUR	35,000,000	3M Euribor + 0.31	November 26, 2013	December 29, 2014		35,000,000

		Subtotal in Original Currency			EUR	1,585,000,000

		Subtotal in Equivalent Amount of Won(7)			￦	2,308,172,100,000

CHF	200,000,000	1.750	October 1, 2010	October 1, 2014		200,000,000
CHF	180,000,000	1.438	May 23, 2012	May 23, 2016		180,000,000
CHF	180,000,000	1.000	December 21, 2012	December 21, 2018		180,000,000
CHF	20,000,000	1.000	April 22, 2013	April 23, 2014		20,000,000

		Subtotal in Original Currency			CHF	580,000,000

		Subtotal in Equivalent Amount of Won(8)			￦	689,428,600,000

BRL	150,000,000	7.35	February 27, 2012	February 27, 2015		150,000,000
BRL	45,500,000	7.02	June 19, 2012	June 21, 2017		45,500,000
BRL	403,000,000	5.81	July 3, 2012	July 2, 2015		403,000,000

		Subtotal in Original Currency			BRL	598,500,000

		Subtotal in Equivalent Amount of Won(9)			￦	267,379,875,000

AUD	400,000,000	3M BBSW + 1.15	December 7, 2012	December 7, 2015		400,000,000
AUD	100,000,000	4.50	April 30, 2013	April 30, 2018		100,000,000
AUD	20,000,000	4.14	May 16, 2013	May 16, 2016		20,000,000
AUD	25,000,000	3M BBSW + 1.45	July 30, 2013	July 30, 2018		25,000,000
AUD	30,000,000	5.15	July 31, 2013	July 31, 2018		30,000,000
AUD	47,500,000	4.23	September 27, 2013	September 26, 2017		47,500,000

		Subtotal in Original Currency			AUD	622,500,000

		Subtotal in Equivalent Amount of Won(10)			￦	585,125,100,000

MYR	300,000,000	4.05	February 24, 2012	February 24, 2016		300,000,000
MYR	200,000,000	4.10	February 24, 2012	February 24, 2017		200,000,000

		Subtotal in Original Currency			MYR	500,000,000

		Subtotal in Equivalent Amount of Won(11)			￦	160,160,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2013
MXN	144,000,000	4.78	September 27, 2013	September 26, 2017		144,000,000

		Subtotal in Original Currency			MXN	144,000,000

		Subtotal in Equivalent Amount of Won(12)			￦	11,630,880,000

NOK	300,000,000	4.00	October 23, 2013	April 23, 2020		300,000,000

		Subtotal in Original Currency			NOK	300,000,000

		Subtotal in Equivalent Amount of Won(13)			￦	52,062,000,000

INR	1,070,000,000	6.00	February 4, 2013	February 4, 2014		1,070,000,000

		Subtotal in Original Currency			INR	1,070,000,000

		Subtotal in Equivalent Amount of Won(14)			￦	18,232,800,000

ZAR	822,000,000	7.76	September 27, 2013	September 26, 2017		822,000,000

		Subtotal in Original Currency			ZAR	822,000,000

		Subtotal in Equivalent Amount of Won(15)			￦	78,858,410

TRY	120,000,000	8.50	March 1, 2012	March 3, 2014		120,000,000
TRY	323,900,000	8.35	June 19, 2012	June 18, 2015		323,900,000

		Subtotal in Original Currency			TRY	443,900,000

		Subtotal in Equivalent Amount of Won(16)			￦	220,724,836,000

Total External Bonds of KDB in Equivalent Amount of Won					￦	18,141,938,881,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to Won 1,055.30, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(2)	Thai baht amounts are converted to Won amounts at the rate of THB 1.00 to Won 32.14, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(3)	Singapore dollar amounts are converted to Won amounts at the rate of SGD 1.00 to Won 832.75, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(4)	Japanese yen amounts are converted to Won amounts at the rate of JPY 100.00 to Won 1,004.66, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(5)	Hong Kong dollar amounts are converted to Won amounts at the rate of HKD 1.00 to Won 136.09, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(6)	Chinese offshore renminbi amounts are converted to Won amounts at the rate of CNH 1.00 to Won 174.09, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(7)	Euro amounts are converted to Won amounts at the rate of EUR 1.00 to Won 1,456.26, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(8)	Swiss franc amounts are converted to Won amounts at the rate of CHF 1.00 to Won 1,188.67, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(9)	Brazilian real amounts are converted to Won amounts at the rate of BRL 1.00 to Won 446.75, the prevailing market rate on December 31, 2013.
(10)	Australian dollar amounts are converted to Won amounts at the rate of AUD 1.00 to Won 939.96, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(11)	Malaysian ringgit amounts are converted to Won amounts at the rate of MYR 1.00 to Won 320.32, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(12)	Mexican Peso amounts are converted to Won amounts at the rate of MXN 1.00 to Won 80.77, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(13)	Norwegian Krone amounts are converted to Won amounts at the rate of NOK 1.00 to Won 173.54, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(14)	Indian Rupee amounts are converted to Won amounts at the rate of INR 1.00 to Won 17.04, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(15)	South African Rand amounts are converted to Won amounts at the rate of ZAR 1.00 to Won 101.24, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.
(16)	Turkish lira amounts are converted to Won amounts at the rate of TRY 1.00 to Won 497.24, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of KDB

Lender	Classifications	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amount Outstanding as of December 31, 2013(1)
		(%)			(millions of Won)
JBIC	Borrowings from JBIC	1.44~2.16	2009~2012	2014~2025	288,502
Mizuho and others	Borrowings from foreign banks	3M Libor + 0.45~3.80	2009~2013	2014~2016	2,307,530
Citi Bank and others	Off-shore short-term borrowings	0.19~0.87	2013	2014	1,268,153
BNP Paribas and others	Off-shore long-term borrowings	3MLibor~+1.05	2012~2013	2014~2016	868,303
JBIC	Off-shore borrowings from JBIC	1.79~6m Libor+1.20	2010~2012	2015~2022	125,732
Others	Short-term borrowings in foreign currency	0.01~5.40	2013	2014	6,007,762
	Long-term borrowings in foreign currency	0.40~6.20	2011~2013	2014~2016	2,072,403

Total External Borrowings of KDB					￦ 12,938,385

(1)	Converted to Won amounts at the relevant market average exchange rates in effect on December 31, 2013 as announced by Seoul Money Brokerage Services, Ltd.

B. Internal Debt of KDB

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2013
	(%)			(millions of Won)
1. Bonds
Short-term Industrial Finance Bonds	3.38 ~ 4.38	2010~2012	2010~2012		11
Long-term Industrial Finance Bonds	2.48~12.00	2004~2013	2009~2032		37,230,283

Total Bonds	2.48~12.00	2004~2013	2009~2032		37,230,294
2. Borrowings
Borrowings from the Ministry of Strategy and Finance	1.92~5.00	1994~2012	2014~2032	￦	564,288
Borrowings from Industrial Bank of Korea	1.83~2.42	2006~2008	2014~2016		2,425
Borrowings from Small Business Corp.	1.87~4.21	2004~2013	2014~2023		306,085
Borrowings from the Ministry of Culture and Tourism	0.38~2.50	2005~2013	2014~2023		1,222,208
Borrowings from Korea Energy Management Corporation	0.25~3.75	1999~2013	2014~2028		1,187,543
Others	0.22~5.30	1999~2013	2014~2044		1,322,824

Total Borrowings(1)					4,605,373
3. Other Debt(2)					4,401,730

Total Internal Floating Debt(3)					1,025,995
Total Internal Funded Debt(4)					45,211,402

Total Internal Debt				￦	46,237,397

(1)	Consist of short term borrowings in the amount of ￦327,684 million and long term borrowings in the amount of ￦4,277,689 million.
(2)	Other debt includes bonds sold under repurchase agreements and call money.
(3)	Floating debt is debt that has a maturity at issuance of less than one year.
(4)	Funded debt is debt that has a maturity at issuance of one year or more.

Financial Statements and the Auditors

The Government, through KDBFG, our sole shareholder, elects our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Hyung-Chul Shin, who was appointed by the Financial Services Commission for a three-year term on April 11, 2014.

We prepare our financial statements annually for submission to the Financial Services Commission, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external independent auditors, an independent public accounting firm has audited our separate and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external independent auditor is KPMG Samjong Accounting Corp., located at 10th Floor, Star Tower, 152, Teheran-ro, Gangnam-gu, Seoul, Korea, which has audited our separate financial statements as of and for the years ended December 31, 2013 and 2012 included in this prospectus.

Our separate financial statements appearing in this prospectus were prepared in conformity with Korean IFRS, as summarized in “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2013 and 2012—Note 2.” These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States.

We generally record our debt securities investments, except for our trading portfolio of marketable debt securities, at the cost of acquisition (including incidental expenses related to purchase), computed on the specific identification method. We record our trading portfolio of marketable debt securities at market value. Starting in April 1999, we record all our debt securities investments at market value except for debt securities invested with the intention of holding until maturity, which we record at the cost of acquisition or amortized cost.

We record the value of our premises and equipment on our statements of financial position on the basis of a revaluation conducted as of July 1, 1998. The Minister of Strategy and Finance approved the revaluation in accordance with applicable Korean law. We value additions to premises and equipment since such date at cost.

KPMG SAMJONG Accounting Corp.	Tel +82(2) 2112 0100
152, Teheran-ro, Gangnam-gu, Seoul 135-984	Fax +82(2) 2112 0101
(Yeoksam-dong, Gangnam Finance Center 10th Floor)	www.kr.kpmg.com
Republic of Korea

Independent Auditors’ Report

The Board of Directors and Shareholders

Korea Development Bank:

We have audited the accompanying separate statements of financial position of Korea Development Bank (the “Bank”) as of December 31, 2013 and 2012 and the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits. The accompanying separate statement of financial position of the Bank as of January 1, 2012, excluding the adjustments described in Note 3.(26) to the separate financial statements, was derived from the Bank’s separate financial statements as of and for the year ended December 31, 2011, which were audited by another auditor, whose report thereon dated March 29, 2012 expressed an unqualified opinion.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 3.(26) to the separate financial statements, the Bank changed its accounting for defined benefit plans upon adoption of K-IFRS No. 1019 Employee Benefits in 2013, which required the Bank to include the disclosure of the statement of financial position as of January 1, 2012. In accordance with K-IFRS No. 1019, the Bank restated the accompanying statements of financial position as of December 31, 2012 and January 1, 2012, and the related statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2012. We also have audited the adjustments to the separate statement of financial position as of January 1, 2012 to retrospectively apply this change in accounting, as described in note 3.(26) to the separate financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedure to the separate statements as of and for the year ended December 31, 2011 of the Bank, from which the January 1, 2012 statement of financial position was derived, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the separate financial statements as of and for the year ended December 31, 2011 taken as a whole.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 18, 2014

This report is effective as of March 18, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Korea Development Bank

Separate Statements of Financial Position

As of December 31, 2013, 2012 and January 1, 2012

(In millions of won)	Notes	December 31, 2013		December 31, 2012 (Restated)	January 1, 2012 (Restated)
Assets
Cash and due from banks	4,43,44,47	￦	5,710,337	2,695,848	1,965,839
Financial assets held for trading	5,43,44,47		1,425,653	1,877,364	2,585,909
Available-for-sale financial assets	6,43,44,47		25,534,233	24,886,010	25,701,034
Held-to-maturity financial assets	7,43,44,47		27,109	88,690	110,844
Loans	8,43,44,47		96,308,413	91,034,405	80,414,794
Derivative financial assets	9,43,44,45,47		4,319,272	5,177,890	5,597,095
Investments in subsidiaries and associates	10,46		4,971,662	5,984,613	5,716,820
Property and equipment, net	11,46		439,760	439,773	439,726
Investment property, net	12,46		80,695	92,486	86,899
Intangible assets, net	13,46		85,651	71,503	58,969
Deferred tax assets	34		534,783	17,432	—
Other assets	14,43,44,47		4,169,902	10,631,333	5,204,055

Total assets		￦	143,607,470	142,997,347	127,881,984

Liabilities
Financial liabilities designated at fair value through profit or loss	15,43,44,47	￦	677,916	875,197	992,136
Deposits	16,43,44,47		37,727,270	38,652,332	25,222,278
Borrowings	17,43,44,47		23,220,773	21,977,467	25,842,421
Bonds	18,43,44,47		55,924,868	46,901,677	47,196,659
Derivative financial liabilities	9,43,44,45,47		3,880,101	4,086,856	4,289,264
Defined benefit liabilities	19		25,166	18,885	17,536
Provisions	20		540,085	89,143	261,855
Deferred tax liabilities	34		—	198,738	359,521
Income taxes payable			19,240	153,321	128,204
Other liabilities	21,43,44,47		5,245,951	11,825,334	5,908,341

Total liabilities			127,261,370	124,778,950	110,218,215

Equity
Issued capital	22		9,261,861	9,251,861	9,251,861
Capital surplus	22		44,373	44,373	44,373
Capital adjustments	22		(51)	—	—
Accumulated other comprehensive income	22		332,473	534,181	578,557
Retained earnings	22		6,707,444	8,387,982	7,788,978
(Regulatory reserve for loan losses of ￦1,306,925, ￦1,034,949 and ￦0 as of December 31, 2013, 2012 and January 1, 2012, respectively)

(Obligated amount of provision for regulatory reserve for loan losses of ￦17,152, ￦271,976 and ￦1,034,949 as of December 31, 2013, 2012 and January 1, 2012, respectively) (Planned regulatory reserve for loan losses of ￦0 and ￦271,976 and ￦1,034,949 as of December 31, 2013, 2012 and January 1, 2012, respectively)

Total equity			16,346,100	18,218,397	17,663,769

Total liabilities and equity		￦	143,607,470	142,997,347	127,881,984

See accompanying notes to the separate financial statements.

Korea Development Bank

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share information)	Notes	2013		2012 (Restated)
Interest income	23	￦	4,766,552	5,030,370
Interest expense	23		(3,036,087)	(3,284,200)

Net interest income			1,730,465	1,746,170

Net fees and commission income	24		453,734	573,739
Dividend income	25		137,869	250,282
Net gain (loss) on financial instruments held-for-trading	26		(14,351)	6,828
Net gain (loss) on financial instruments designated at fair value through profit and loss	27		45,571	(64,095)
Net gain (loss) on available-for-sale financial assets	28		(200,851)	130,834
Net gain on derivatives	29		251,279	385,379
Net foreign currency transaction loss	30		(252,881)	(276,000)
Other operating loss, net	31		(850,583)	(437,321)

Non-interest income (loss), net			(430,213)	569,646

Provision for loan losses	8		1,611,502	455,392

General and administrative expenses	32		546,875	526,120

Operating income (loss)	46		(858,125)	1,334,304

Impairment loss on investments in subsidiaries and associates	10		(1,095,391)	(135,349)
Other non-operating income	33		7,953	4,454
Other non-operating expense	33		(17,722)	(15,209)

Non-operating expense, net			(1,105,160)	(146,104)
Profit (loss) before income taxes			(1,963,285)	1,188,200
Income tax expense (benefit)	34		(515,894)	241,326

Profit (loss) for the year			(1,447,391)	946,874

(Profit (loss) for the year adjusted for regulatory reserve for loan losses : (-)￦1,464,543 million and ￦674,898 million for the years ended December 31, 2013 and 2012)
Other comprehensive income (loss) for the year, net of tax Items that are or may be reclassified subsequently to profit or loss:
Valuation loss on available-for-sale financial assets, net			(197,006)	(6,234)
Exchange differences on translation of foreign operations			(12,282)	(43,513)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liabilities			7,580	5,371

			(201,708)	(44,376)

Total comprehensive income (loss) for the year		￦	(1,649,099)	902,498

Earnings (loss) per share
Basic and diluted earnings (loss) per share (in won)	35	￦	(782)	512

See accompanying notes to the separate financial statement.

Korea Development Bank

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)	Issued capital		Capital surplus	Capital adjustment	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2012	￦	9,251,861	44,373	—	565,577	7,796,236	17,658,047
Cumulative effect of changing accounting policies		—	—	—	12,980	(7,258)	5,722

Balance at January 1, 2012 (Restated)		9,251,861	44,373	—	578,557	7,788,978	17,663,769

Profit for the year		—	—	—	—	946,874	946,874
Changes in valuation gain on available-for-sale financial assets		—	—	—	(6,234)	—	(6,234)
Changes in exchange differences on translation of foreign operations		—	—	—	(43,513)	—	(43,513)
Changes in remeasurements of defined benefit liabilities		—	—	—	5,371	—	5,371

Total comprehensive income for the year		—	—	—	(44,376)	946,874	902,498

Dividends		—	—	—	—	(347,870)	(347,870)

Transaction with owners		—	—	—	—	(347,870)	(347,870)

Balance at December 31, 2012 (Restated)	￦	9,251,861	44,373	—	534,181	8,387,982	18,218,397

Balance at January 1, 2013	￦	9,251,861	44,373	—	534,181	8,387,982	18,218,397
Loss for the year		—	—	—	—	(1,447,391)	(1,447,391)
Changes in valuation gain on available-for-sale financial assets		—	—	—	(197,006)	—	(197,006)
Changes in exchange differences on translation of foreign operations		—	—	—	(12,282)	—	(12,282)
Changes in remeasurements of defined benefit liabilities		—	—	—	7,580	—	7,580

Total comprehensive loss for the year		—	—	—	(201,708)	(1,447,391)	(1,649,099)

Dividends		—	—	—	—	(233,147)	(233,147)
Paid in capital increase		10,000	—	(51)	—	—	9,949

Transaction with owners		10,000	—	(51)	—	(233,147)	(223,198)

Balance at December 31, 2013	￦	9,261,861	44,373	(51)	332,473	6,707,444	16,346,100

See accompanying notes to the separate financial statements.

Korea Development Bank

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Notes	2013		2012 (Restated)
Cash flows from operating activities
Profit (loss) for the year		￦	(1,447,391)	946,874
Adjustments for:
Income tax expense (benefit)	34		(515,894)	241,326
Interest income	23		(4,766,552)	(5,030,370)
Interest expense	23		3,036,087	3,284,200
Dividend income	25		(137,869)	(250,282)
Loss on valuation of financial assets held for trading	26		2,130	1,291
Loss (gain) on valuation of financial liabilities designated at fair value through profit or loss	27		(43,084)	65,056
Gain on disposal of available-for-sale financial assets	28		(414,712)	(391,340)
Impairment loss on available-for-sale financial assets	28		615,563	260,506
Loss (gain) on valuation of derivatives			416,488	(82,828)
Net gain on fair value hedged items			(611,966)	(797,008)
Loss on foreign exchange translations	30		223,343	221,361
Loss (gain) on disposal of investments in subsidiaries and associates	31		(237)	1,151
Impairment loss on investments in subsidiaries and associates			1,095,391	135,349
Provision for loan losses	8		1,611,502	455,392
Defined benefit costs	19,32		36,755	28,711
Depreciation of property and equipment	11,32		26,987	20,707
Gain on disposal of property and equipment	33		(315)	(13)
Depreciation of investment property	12,33		1,693	1,490
Loss on disposal of investment property	33		—	3,003
Amortization of intangible assets	13,32		19,347	16,446
Gain on disposal of intangible assets	33		—	(192)
Impairment loss on intangible assets	33		—	684
Other operating income (loss), net			453,167	(166,890)
Loss (gain) on redemption of debentures			(11)	410

			1,047,813	(1,981,840)

Changes in operating assets and liabilities:
Due from banks			(1,492,439)	(453,646)
Financial assets held for trading			537,525	707,257
Loans			(8,088,537)	(8,212,857)
Derivative financial assets			3,249,718	3,623,379
Other assets			6,029,923	(5,600,830)
Financial liabilities designated at fair value through profit or loss			(154,198)	(181,995)
Deposits			(1,067,586)	13,377,139
Derivative financial liabilities			(3,014,343)	(3,310,236)
Defined benefit liabilities			(20,473)	(20,276)
Provisions			—	(2,006)
Other liabilities			(6,467,782)	5,792,607

			(10,488,192)	5,718,536

Income taxes paid			(94,708)	(374,215)
Interest received			4,906,737	5,197,310
Interest paid			(3,232,464)	(3,101,726)
Dividends received			195,210	205,363

Net cash provided by (used in) operating activities		￦	(9,112,995)	6,610,302

Korea Development Bank

Separate Statements of Cash Flows—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)	Notes	2013		2012
Cash flows from investing activities
Disposal of available-for-sale financial assets	6	￦	28,509,101	36,368,574
Acquisition of available-for-sale financial assets	6		(29,488,413)	(35,749,826)
Redemption of held-to-maturity financial assets	7		62,375	24,176
Acquisition of held-to-maturity financial assets	7		(379)	(1,642)
Disposal of property and equipment	11		1,316	106
Acquisition of property and equipment	11		(18,692)	(36,681)
Disposal of intangible assets	13		5	487
Acquisition of intangible assets	13		(33,518)	(30,029)
Disposal of investment property	12		—	3,569
Disposal of investments in subsidiaries and associates	10		105,316	100,920
Acquisition of investments in subsidiaries and associates	10		(184,486)	(340,536)

Net cash provided by (used in) investing activities			(1,047,375)	339,118

Cash flows from financing activities
Proceeds from borrowings			144,335,901	141,199,600
Repayment of borrowings			(142,424,194)	(144,048,144)
Proceeds from issuance of bonds			26,779,601	23,614,851
Repayment of bonds			(16,944,191)	(23,495,644)
Paid in capital increase			9,949	—
Dividends paid	22		(233,147)	(347,870)

Net cash provided by (used in) financing activities			11,523,919	(3,077,207)

Effects from changes in foreign currency exchange rate for cash and cash equivalents			170,912	(266,484)

Net increase in cash and cash equivalents			1,534,461	3,605,729

Cash and cash equivalents at beginning of period			5,625,503	2,019,774

Cash and cash equivalents at end of period	41	￦	7,159,964	5,625,503

See accompanying notes to the separate financial statements.

Korea Development Bank

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

1. Reporting Entity

Korea Development Bank (the “Bank”) was established on April 1, 1954, in accordance with The Korea Development Bank Act to finance and manage major industrial projects, in order to expedite industrial development and enhance the national economy.

The Bank is engaged in the banking industry under The Korea Development Bank Act and other applicable statutes, and in the fiduciary in accordance with the Financial Investment Services and Capital Markets Act.

The Bank is a fully-owned subsidiary of the KDB Finance Group (“KDBFG”), which is owned by the Korean government and Korea Finance Corporation (“KoFC”), and its capital stocks amount to ￦9,251,861 million as of December 31, 2012. The capital amount is ￦9,261,861 due to the issuing of new stocks during the year ended December 31, 2013.

The Bank’s head office is located in Yeouido-dong, Yeongdeungpo-gu, Seoul and its service network as of December 31, 2013, is as follows:

	Head Office	Domestic branches	Overseas branches	Overseas subsidiaries	Overseas representative offices	Total
KDB	1	82	8	5	6	102

2. Basis of Preparation

(1) Statement of compliance

The financial statements have been prepared in accordance with the Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a joint venture, in which the investments are accounted for at cost rather than on the basis of the reported results and net assets of the investees.

(2) Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments measured at fair value

•	Financial instruments measured at fair value through profit or loss

•	Available-for-sale financial instruments measured at fair value

•	Fair value hedged financial instruments with changes in fair value, due to hedged risks, recognized in profit or loss

•	Liabilities for defined benefit plans, which are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(3) Functional and presentation currency

These financial statements are presented in Korean won (“￦”), which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

(4) Use of estimates and judgments

The preparation of the financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments made by management in applying the Bank’s accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 3.(6)—Impairment of financial assets

•	Note 3.(15)—Employee benefits

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 8—Loans and allowance for loan losses

•	Note 19—Defined benefit liabilities

•	Note 20—Provisions

(5) Approval date for the separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on March 18, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 28, 2014.

3. Significant Accounting Policies

The significant accounting policies applied by the Bank in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for the changes explained in note 3 (26).

(1) Investments in subsidiaries and associates

The accompanying financial statements are separate financial statements in accordance with K-IFRS No.1027 Separate Financial Statements and e investments in subsidiaries and associates are accounted for at cost, not by performance and net asset reported by the investee. Dividends received from subsidiaries and associates are recognized as income as of the time the right to receive the dividends is established.

(2) Operating segments

The Bank makes decisions regarding allocation of resources to segments and categorizes segments, based on internal reports reviewed periodically by the chief operating decision maker, to assess performance. Information

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

on segments reported to the chief operating decision maker includes items directly attributable to segments as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise corporate assets (such as the Bank Headquarters), head office expenses, and income tax assets and liabilities. The Bank recognizes the CEO as the chief operating decision maker.

(3) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank, at exchange rates of the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available for sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

Unless the functional currency of foreign operations is in a state of hyper inflation, assets and liabilities of foreign operations are translated at the closing exchange rate at the end of the reporting period. Revenues and expenses on the statement of comprehensive income are translated at the exchange rates of the date of transaction. Foreign currency differences that arise from translation are recognized as other comprehensive income, and the disposal of a foreign operation is re-categorized as profit or loss as of the moment the disposal profit or loss is recognized.

Any goodwill arising on the acquisition of a foreign operation, and any adjustments in fair value to the carrying amounts of assets and liabilities due to such acquisition, are treated as assets and liabilities of the foreign operation. Therefore, such are expressed in the functional currency of the foreign operations and, alongside other assets and liabilities of the foreign operation, translated at the closing exchange rate.

In the case of the disposal of a foreign operation, cumulative amounts of exchange difference regarding the foreign operation, recognized separately from other comprehensive income, are recategorized from assets to profit or loss as of the moment the disposal profit or loss is recognized.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(iii) Foreign exchange of net investment in foreign operations

Monetary items receivable from or payable to a foreign operation, with none or little possibility of being settled in the foreseeable future, are considered a part of the net investment in the foreign operation. Therefore, the exchange difference is recognized as comprehensive profit or loss in the financial statement, and re-categorized to profit or loss as of the disposal of the related net investment.

(4) Cash and cash equivalents

Cash and cash equivalents comprise balances with original maturities of or less three months’ maturity from the date of acquisition that are subject to an insignificant risk of changes in their fair value, including cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(5) Non-derivative financial assets

The Bank recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale financial assets. Moreover, the Bank recognizes financial assets in the statement of financial position as of the time the Bank becomes a party to the contractual provisions of the instruments.

Non-derivative financial assets are measured at fair value upon initial recognition and, unless designated at fair value through profit or loss, transaction costs directly regarding acquisition and issuance of such assets are summed to the initial fair value.

(i) Financial assets at fair value through profit or loss

Any financial asset classified as held-for-trading or designated at fair value through profit or loss at initial recognition is categorized under financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss (“FVTPL”) are measured at fair value upon initial recognition, and changes therein are recognized as profit or loss. Furthermore, transaction costs regarding acquisition upon initial recognition are recognized as profit or loss as incurred.

(ii) Held-to-maturity financial assets

If a non-derivative financial asset has a fixed maturity with a fixed or determinable payment, and the Bank has positive intent and ability to hold such an asset, it is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized costs using the effective interest rate (“EIR”) method.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method. Furthermore, the effective interest rate method is applied to recognize interest incomes on financial investments, except short-term loans and receivables, in which case the impact of effective interest the method is immaterial.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(iv) Available-for-sale financial assets

Any non-derivative financial asset, not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables, is classified as available-for-sale financial assets. Subsequent to initial recognition, such assets are measured at fair value. However, equity instruments that do not have a quoted market price in an active market and cannot be reliably measured, and any derivatives that are linked to these instruments and need to be settled upon the delivery of such equity instruments are measured at cost. Accumulated other comprehensive income, reflected in equity as fair value changes, is recognized as profit or loss as of the time the related available-for-sale asset is disposed of or the impairment loss is recognized. Furthermore, dividends earned whilst holding available-for-sale financial assets are recognized in the statement of comprehensive income upon the establishment of the right to receive the payment.

(v) De-recognition of financial assets

The Bank de-recognizes a financial asset when the rights to receive cash flow from an asset expire, or when it transfers the rights to receive cash flow and substantially all the risks and rewards from the ownership of a financial asset. In the case that the Bank has neither transferred nor retained substantially all the risks and rewards of an asset, the Bank de-recognizes any assets if it does not have control, and recognizes any assets to the extent of the Bank’s continuing involvement if it does have control. In the latter case, any associated liabilities are recognized by the Bank. In the case the Bank retains substantially all the risks and rewards from the ownership of an asset it does not have control of, the Bank continues to recognize the financial asset, and recognizes consideration received as financial liabilities.

(vi) Offsetting between financial assets and financial liabilities

Financial assets and liabilities are set-off only under the conditions that the Bank has legal rights to set-off the recognized amounts, and the intention to settle on a net basis or to realize assets and settle liabilities at the same time.

(6) Impairment of financial assets

The Bank assesses the possibility of objective evidence that may indicate any impairment of financial assets, except those designated at fair value through profit or loss, at each reporting date. A financial asset is defined as impaired if, as a result of one or more events after initial recognition, the estimated future cash flow of the asset has been affected. However, expected impairments from future events are not recognized, regardless of their likelihood.

Upon the finding of objective evidence to believe an asset is impaired, the impairment is measured and recognized in profit or loss as follows, according to the asset category:

(i) Impairment of loans and receivables

The Bank assesses, at each reporting date, whether objective evidence that indicate impairment of loans and receivables exist. If objective evidence shows that believe impairment has occurred, the amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted using the initial effective interest rate (“EIR”). Furthermore, the carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the statement of comprehensive income.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

All individually significant loans and advances are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and advances that are not individually significant are collectively assessed for impairment by grouping together loans and advances with similar risk characteristics.

In individual assessment, allowances on losses are computed using the discounted expected recoverable value, estimated by operating cash flows or collateral cash flow; in collective assessment, allowances on losses are computed using statistical methods based on obtainable historical loss experience.

The present value of estimated future cash flows is measured using the asset’s initial EIR. If the loan has a floating interest rate, the Bank uses the current EIR for the measurement. Future cash flows from collateral are estimated at net cash flow from disposal of collateral (deducting transaction cost).

For the purpose of a collective assessment of impairment, assets are analyzed on the basis of the Bank’s internal credit rating system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

Future cash flows of the assets collectively assessed are estimated on the basis of historical loss experience for loans with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions on which the historical loss experience is based, and to remove the effects of conditions in the historical period that no longer exist. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from year to year (such as changes in unemployment rates, property prices, commodity prices, payment status, or other factors that are indicative of incurred loss in the Bank and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be de recognised. If the cash flows of the renegotiated asset are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and the new financial asset is recognised at fair value. The impairment loss before an expected restructuring is measured as follows

•

If the expected restructuring will not result in derecognition of the existing asset, then the estimated cash flows arising from the modified financial asset are included in the measurement of the existing asset based on their expected timing and amounts discounted at the original effective interest rate of the existing financial asset.

•

If the expected restructuring will result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

(ii) Impairment of available-for-sale financial assets

The Bank assesses, at each reporting date, whether objective evidence that indicate impairment of available-for-sale assets exist. If such objective evidence exists, the amount of the loss is measured as the difference between the acquisition cost and the current fair value.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

An available-for-sale financial asset is considered to be impaired if there is a significant or prolonged decline in fair value of the asset below the acquisition cost. The Bank considers a 30% to be significant and a period of six months to be prolonged.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in, the impairment loss is reversed through the statement of comprehensive income. Moreover, the impairment loss is directly reduced from the carrying amount of the available-for-sale financial asset.

(iii) Impairment of held-to-maturity financial assets

The Bank assesses individually, at each reporting date, whether there is objective evidence that a held-to-maturity financial asset is impaired. If any such evidence exists, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, which is discounted using the initial EIR, and recognized in the statement of comprehensive income. If, in a subsequent period, the fair value of a financial asset held to maturity increases and the increase can be objectively related to an event occurring after the impairment was recognized, the impairment loss is reversed through the statement of comprehensive income. Moreover, the impairment loss is directly reduced from the carrying amount of the held-to-maturity financial asset.

(iv) Loss events of financial assets

Objective evidences that a financial asset is impaired include the following loss events:

•	Significant financial difficulty of the issuer or obligor

•	A breach of contract, such as a default or delinquency in interest or principal payments

•	The granting of a concession to the borrower, for economic or legal reasons, that the lender would not otherwise consider

•	A state with high probability that the borrower will enter bankruptcy or other financial reorganization

•	The disappearance of an active market for that financial asset due to financial difficulties

•

The presence of observable data indicating a measurable decrease in the estimated future cash flows of a group of financial assets since the initial recognition of the group, although the decrease cannot yet be identified with the individual financial asset within the group

(7) Derivative financial instruments including hedge accounting

Derivative financial instruments are initially recognized at the fair value upon agreement of the contract, and re-estimated at fair value subsequently. The recognition of profit or loss due to changes in fair value of derivative instruments is as stated below.

(i) Hedge accounting

Derivative financial instruments are accounted differently depending on whether or not hedge accounting is applied, and therefore, are classified into trading purpose derivatives and hedging purpose derivatives.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

Upon the transaction of hedging purpose derivatives, two different hedge accounting are applied; a fair value hedge, and a cash flow hedge. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. A cash flow hedge is a hedge of the exposure to variability in cash flows that (i) is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and (ii) could affect profit or loss. For trading purpose derivatives transaction, changes in the fair value of derivatives are recognized in net income.

At inception of the hedge relationship, the Bank formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge, and the method that will be used to assess the effectiveness of the hedging relationship. Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item and actual result was so.

Fair value hedge

For designated and qualifying fair value hedges, the change in the fair value of a hedging derivative is recognized in profit or loss in the statement of comprehensive income. Meanwhile, the change in the fair value of the hedged item, attributable to the risk hedged, is recorded as part of the carrying value of the hedged item and is also recognized in profit or loss in the statement of comprehensive income. When the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged item recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the EIR.

Cash flow hedge

For designated and qualifying cash flow hedges, the effective portion of gain or loss on the hedging instruments is initially recognized directly in equity. The ineffective portion of the gain or loss on the hedging instrument is recognized immediately in the statement of comprehensive income. When the hedged cash flow affects the profit or loss in statement of comprehensive income, the gain or loss on the hedging instrument is recorded in the corresponding income or expense line in profit or loss in the statement of comprehensive income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the hedged forecasted transaction is ultimately recognized in the statement of comprehensive income. When a forecasted transaction is no longer expected to occur, the cumulative gain and loss that was reported in equity is immediately transferred to profit or loss in the statement of comprehensive income.

(ii) Embedded derivative instruments

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives. The Bank records embedded derivative instruments at fair value if their economic characteristics and risks are not clearly and closely related to those of the host contract. If the embedded derivative cannot be measured separately from the host contract, the Bank aggregately designates the host contract and embedded derivative as a financial instrument at fair value through profit or loss. Changes due to the fair value assessment of embedded derivative instruments are recognized in profit or loss.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument, not designated as a hedging instrument, are recognized immediately in profit or loss.

(8) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets is determined by referencing quoted market prices at each reporting date. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include discounted cash flow analysis or other valuation methods.

The Bank’s policies for measuring fair value of financial instruments at amortized costs are as follows:

•

Cash and due from banks: Fair value of cash is considered equivalent to the carrying amount. In the case of due from banks on demand, which do not have a set maturity and can be realized instantly, the carrying amount is considered to be a close estimate of the fair value and is assumed so. In the case of other ordinary due from banks, the cash flow discount method is used to estimate the fair value.

•

Loans: The fair value of loans is the expected future cash flows, reflecting premature redemption ratio, discounted by the market interest rate, adjusted by a spread sheet considering the probability of default. Exceptions to this method include loans with credit line facilities, loans with a maturity of three months or less left and impaired loans, which the Bank assumes the carrying amount as the fair value.

•	Held-to-maturity financial assets: The fair value of held-to-maturity financial assets is computed by widely-accepted appraisal agencies upon request.

•

Deposits: The fair value of deposits is computed using the discounted cash flow method. However for deposits, whose cash flows cannot be estimated reasonably, the Bank assumes the carrying amount as the fair value.

•

Borrowings: For borrowings in Korean won, the fair value is computed using the discounted cash flow method. For borrowings in foreign currency, the fair value is computed by widely-accepted appraisal agencies upon request.

•

Bonds: The fair value of industrial financial debentures in Korean won, except structured debentures in Korean won, is computed using the discounted cash flow method. For structured industrial financial debentures in Korean won and industrial financial debentures in foreign currency, the fair value is computed by widely-accepted appraisal agencies upon request.

•

Other financial assets and liabilities: The fair value of other financial assets and liabilities is computed using the discounted cash flow method. However, in cases cash flow cannot be estimated reasonably, the Bank assumes the carrying amount as the fair value.

(9) Day one profit or loss recognition

For financial instruments classified as level 3 on the fair value level hierarchy measured using assess variables not observable in the market, the difference between the fair value at initial recognition and the transaction price, which is equivalent to Day one profit or loss, is amortized by using the straight line method over time on an appropriate basis.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(10) Property and equipment

The Bank’s property and equipment are recognized at the carrying amount as historical costs less accumulated depreciation and accumulated impairment in value. Historical costs include the expenditures directly related to the acquisition of assets.

Subsequent costs are recognized in the carrying amount of assets or, if appropriate, as separate assets if the probabilities future economic benefits associated with the assets will flow into the Bank and the costs can be measured reliably; the carrying amount of the replaced part is derecognized. Furthermore, any other repairs or maintenances are charge to profit or loss as incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to the amount of residual value less acquisition cost over the following estimated useful lives:

Type	Useful lives (years)
Buildings	20 ~ 50
Structure	10 ~ 40
Leasehold improvements	4
Movable property	4

Property and equipment are impaired when its carrying amount exceeds the recoverable amount. The Bank assesses residual value and economic life of its assets at each reporting date and makes adjustments to its useful life when necessary. Any gain or loss arising from the disposal of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in non-operating income (expense) in the statement of comprehensive income.

(11) Investment property

The Bank classifies property held for the purpose of rental income or benefits from capital appreciation as investment property. Investment property is measured initially at cost, including transaction costs. Subsequent to initial recognition, the cost model is applied. Subsequent to initial recognition, an item of investment property is carried at its cost less any accumulated depreciation and any accumulated impairment loss.

Investment properties are derecognized either when they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of comprehensive income in the period of de-recognition. Reclassification to other account is made if there is a change in use of corresponding investment property.

Depreciation of investment property is calculated using the straight line method over its estimated useful lives as follows:

Type	Useful lives (years)
Buildings	20 ~ 50
Structure	10 ~ 40

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(12) Intangible assets

An intangible asset is recognized only when its cost can be measured reliably, and the probabilities future economic benefits from the asset will flow into the Bank are high. Separately acquired intangible assets are recognized at the acquisition cost, and subsequently, the cost less accumulated depreciation and accumulated impairment is recognized as the carrying amount.

Intangible assets with finite lives are amortized over the four-year to 30-year period of useful economic lives using the straight line method. At the end of each reporting period, the Bank reviews intangible assets for any evidence that indicate impairment, and upon the presence of such evidence, the Bank estimates the amount recoverable and recognizes the loss accordingly.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually. Furthermore, the Bank reviews such intangible assets as to determine whether or not it is appropriate to consider these assets to have indefinite useful lives. If in the case the Bank concludes an asset is not qualified to be classified as non-finite, prospective measures are taken to consider such an asset as finite.

(13) Impairment of non-financial assets

The Bank tests for any evidence of impairment in assets and reviews whether or not the impairment has taken place by estimating the recoverable amount, at the end of each reporting period. The recoverable amount is the higher of the fair value less cost and value in use of an asset.

Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

(14) Non-derivative financial liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liability. The Bank recognizes these financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss in the current year include financial liabilities held for trading and financial liabilities designated at FVTPL upon initial recognition. Financial liabilities and derivatives are classified as financial instruments held for trading if they are acquired for the purpose of repurchasing in the near future. Financial liabilities are classified as financial liabilities at FVTPL upon initial recognition, if the profit or loss from the liabilities indicates to be more purpose-appropriate to be recognized as profit or loss. Financial liabilities at FVTPL are designated at fair value in subsequent measurements, and any related un-realized profit or loss is recognized as profit or loss.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(ii) Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost are recognized at fair value less cost less transaction cost upon initial recognition, and subsequently at amortized costs. The difference between the proceeds (net of transaction cost) and the redemption value is recognized in the statement of comprehensive income over the periods of the liabilities using the EIR.

Fees paid on the establishment of a loan facility are recognized as transaction costs of the loan, if the probability that some or all of the facility will be drawn down is high. If, however, there is not enough evidence to conclude a draw-down of some or all of the facility will occur, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

(iii) De-recognition of financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss.

(15) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled wholly before 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii) Retirement benefits: defined contribution plans

A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate fund. A defined benefit plan defines the amount of pension benefit that an employee will receive on retirement and is usually dependent on one or more factors such as years of service and compensation.

The Bank is no longer responsible for any foreseeable future liability after a certain amount or percentage of money is set aside for defined contribution plans. If the pension plan allows for early retirement, payments are recognized as employee benefits. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Bank recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iii) Retirement benefits: defined benefit plans

The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. The present value of the defined benefit obligation is

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and have terms to maturity similar to the terms of the related pension liability.

Remeasurements of the net defined benefit liabilities (assets), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income.

(16) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(17) Financial guarantees

Financial guarantee contracts are contracts that require the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the original or changed terms of a debt instrument. Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given, and amortized over the period of the guarantee. Subsequent to initial recognition, the Bank’s liabilities under such guarantees are measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount less amortization of fees recognized in accordance with K-IFRS No. 1018 Revenue

(18) Securities under resale or repurchase agreements

Securities purchased under agreements to resell are recorded as other loans and receivables and the related interest from these securities is recorded as interest income; securities sold under agreements to repurchase are recorded as other borrowings, and the related interest from these securities is recorded as interest expense.

(19) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest method measures the amortized costs of financial instruments and allocates the interest income or expense during the related period.

Upon the calculation of the effective interest rate, the Bank estimates future cash flows by taking into consideration all contractual terms of the financial instrument, but not future credit loss. The calculation also reflects any fees or points paid or received, transaction costs and any related premiums or discounts. In the case that the cash flow and expected duration of a financial instrument cannot be estimated reliably, the effective interest rate is calculated by the contractual cash flow during the contract period.

Once an impairment loss has been recognized on a financial asset or a group of similar assets, subsequent interest income is recognized on the interest rate that was used to discount future cash flow for the purpose of measuring the impairment loss.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(20) Fees and commission income

Fees and commission income and expense are classified as follows according to related regulations:

(i) Fees and commission from financial instruments

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate. It includes those related to evaluation of the borrowers’ financial status, guarantee, collateral, other agreements and related evaluation as well as business transaction, rewards for activities, such as document preparation and recording and setup fees incurred during issuance of financial liabilities. However, when financial instruments are classified as financial instruments at fair value through profit or loss, fees and commission are recognized as revenue upon initial recognition.

(ii) Fees and commission from services

Fees and commission income charged in exchange for services to be performed during a certain period of time such as asset management fees, consignment fees and assurance service fees are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan and K-IFRS No. 1039 Financial instrument: Recognition and Measurement is not applied for the commitment, the related loan commitment fees are recognized as revenue proportionally to time over the commitment period.

(iii) Fees and commission from significant transaction

Fees and commission from significant transactions, such as trading stocks and other securities, negotiation and mediation activities for third parties, for instance business transfer and takeover, are recognized when transactions are completed.

(21) Dividend income

Dividend income is recognized upon the establishment of the Bank’s right to receive the payment.

(22) Income tax expense

Income tax expense comprises current and deferred income tax. Current income tax and deferred income tax are recognized in profit or loss except to the extent that the tax arises from a transaction or event, which is recognized in other comprehensive income or directly in equity, or a business combination.

The Bank recognizes deferred income tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred income tax assets for all deductible temporary differences arising from investments in associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the reporting period when the assets are realized or the liabilities settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

The measurement of deferred income tax assets and liabilities reflects the income tax effects that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are off-set only if the Bank has a legally enforceable right to off-set the related current income tax assets and liabilities, and the assets and liabilities relate to income tax levied by the same tax authority and are intended to be settled on a net basis.

Additional income taxes arising from dividend payments are recognized when expenses related to dividend payments are recognized.

(23) Accounting for trust accounts

The Bank, for the purpose of financial reporting, differentiates trust assets from identifiable assets according to the Financial Investment Services and Capital Markets Act. Furthermore, the Bank receives trust fees from the application, management and disposal of trust assets, and appropriates such amounts for fees from trust accounts.

Meanwhile, in the case the fee from an unspecified principal and interests guaranteed money in trust does not meet the principal or interest amount, even after appropriating deficit with trust fees and special reserve, the Bank fills in the remaining deficit in the trust account and appropriates such amounts for losses on trust accounts

(24) Regulatory reserve for loan loss

In the case that the total sum of allowance for possible loan loss does not meet the amount prescribed in Article 29(1) of the Regulations on Supervision of Banking Business, the Bank, according to K-IFRS, records the difference at the end of each reporting period, and records the equal amount as a reserve for loan loss.

In the case that the existing total sum of reserve for possible loan loss exceeds the amount needed to be set aside as of the closing date, the surplus is to be reversed. Furthermore, in the case that undisposed deficit exists, reserves for loan loss is saved from the time the undisposed deficit is disposed.

(25) Earnings per share

The Bank represents its diluted and basic earnings per common share in the separate comprehensive statement of income. Basic earnings per share (“EPS”) is calculated by dividing net profit attributable to shareholders of the Bank by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting net profit attributable to common shareholders of the Bank, considering dilution effects from all potential common shares, and the weighted average number of common shares outstanding.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(26) Changes in accounting policies and the impact of changes

(i) Changes in accounting policies

Except for the following new standards and amendments, adopted annual period beginning January 1, 2013, to existing standards, the Bank applies its accounting policies consistently to which were used for preparing its financial statements for all periods presented.

•	K-IFRS No. 1113 Fair Value Measurement

•	K-IFRS No. 1019 Employee Benefits

•	Presentation of items in other comprehensive income. (Amendments to K-IFRS No. 1001 Presentation of Financial Statements)

•	Disclosure of offsetting financial assets and financial liabilities. (Amendments to K-IFRS No. 1107 Financial Instruments: Disclosures)

Followings are characteristics of the accounting policy changes, and the impact of changes in accounting policy is disclosed. In accordance with the amendments, the Bank retroactively restated the comparative information of the separate financial statements as of and for the year ended December 31, 2012, and the separate statement of financial position as of January 1, 2012.

Fair Value Measurement

K-IFRS No. 1113, ‘Fair Value Measurement’ defines the fair value and the single framework for the fair value, and replaces the requirement about fair value measurements contained in individual standards. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard includes requirements from K-IFRS No. 1107 and other standards, regarding fair value measurements and related disclosures. The Bank included the required disclosures in notes 43.

The Bank applies the application guidance for fair value measurement prospectively in accordance with the transition of K-IFRS No. 1113, and does not provide comparative information related to the new disclosures. The revised amounts of the fair values of assets and liabilities, measured under the standard, do not impact the financial statements significantly.

Defined benefit retirement plans

The Bank applied amendments to the recognition of actuarial gains and losses that are related to defined benefit retirement plans in accordance to K-IFRS No. 1019 Employee Benefits, and decided to apply the discount rate used to measure the defined benefit obligation at the beginning of the reporting period, to calculate the net interest expense (income) of the net defined benefit liability (asset). Changes to the net defined liabilities (assets) due to contributions and salaries paid during the reporting period are under consideration. Therefore, the net interest for the net defined benefit liability (asset) is comprised of the interest cost on the defined benefit obligation; the interest income on plan assets; and the effects of asset recognition. Prior to the amendment, the Bank determined the interest income on plan assets based on the long-term expected rate of return.

Presentation of items in other comprehensive income

The amendments to K-IFRS No. 1001 Presentation of Financial Statements require items in other comprehensive income to be grouped, according to character, under two categories: items that will not be

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

reclassified subsequently to profit or loss, and items that may be reclassified subsequently to profit or loss upon satisfying specific conditions. Therefore, the statement of comprehensive income for the year ended December 31, 2012, presented for comparative purposes, has been restated.

Offsetting financial assets and financial liabilities

The bank included disclosures of offsetting financial assets and financial liabilities in accordance to K-IFRS No. 1107, as explained in notes 45.

(ii) Impact of changes in accounting policy

Amendments to K-IFRS No. 1019, ‘Employee Benefits’

Financial effects succeeding the amendments to K-IFRS No. 1019 Employee Benefits are as follows:

•	Statements of financial position

(In millions of won)	December 31, 2013		December 31, 2012	January 1, 2012
Increase effect on amount of accumulated other comprehensive income (*)	￦	20,209	12,461	12,980
Decrease effect on retained earnings		(20,209)	(12,629)	(7,258)

(*)	The amounts as of December 31, 2012 and January 1, 2012 include the effect of reclassification of available-for-sale financial assets to investments in associates considering the Bank had significant influence on the entities.

•	Statements of comprehensive income

(In millions of won)	2013		2012
Decrease effect on defined benefits	￦	10,000	7,086
Increase effect on income tax expense		(2,420)	(1,715)
Decrease effect on profit for the year		(7,580)	(5,371)
Increase effect on other comprehensive income		7,580	5,371

(27) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been issued but are not yet effective for the annual period beginning January 1, 2013, and the Bank has not early adopted them. The impacts of adopting these new changes cannot be estimated as of December 31, 2013.

K-IFRS No. 1032 Financial Instruments: Presentation

The amendments clarified the application guidance related to offsetting a financial asset and a financial liability. The amendment is mandatorily effective for periods beginning on or after January 1, 2014, with earlier application permitted.

K-IFRS No. 2121 Levies

K-IFRS No. 2121 defines a levy as an outflow from an entity imposed by a government in accordance with legislation. K-IFRS No. 2121 Levies is effective for annual periods beginning on or after January 1, 2014.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

4. Cash and Due from Banks

(1)	Cash and due from banks as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Cash	￦	153,965	134,413
Due from banks in Korean won:
Due from Bank of Korea		1,973,652	706,759
Other due from banks in Korean won		462	392

		1,974,114	707,151

Due from banks in foreign currencies/off-shores		3,582,359	1,854,387
Provisions		(101)	(103)

	￦	5,710,337	2,695,848

(2)	Restricted due from banks as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Reserve deposit	￦	1,779,520	782,064
Others		94,012	83,910

	￦	1,873,532	865,974

5. Financial Assets Held for Trading

(1)	Financial assets held for trading as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Financial assets held for trading denominated in Korean won:
Equity securities:
Stocks and equity investments	￦	21,432	7,117
Debt securities:
Government and public bonds		1,063,318	1,346,611
Financial bonds		320,009	482,696

		1,383,327	1,829,307

		1,404,759	1,836,424

Financial assets held for trading denominated in foreign currencies/off-shores:
Equity securities		—	2,741
Debt securities		20,894	28,101

		20,894	30,842

Loaned financial assets held for trading:
Debt securities		—	10,098

	￦	1,425,653	1,877,364

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(2)	Details of debt securities in financial assets held for trading as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Face value		Acquisition cost	Fair value (Carrying amounts)
Government and public bonds in Korean won	￦	1,058,000	1,075,699	1,063,318
Financial bonds in Korean won		320,000	320,772	320,009
Debt securities in foreign currencies/off-shores		21,106	21,173	20,894

	￦	1,399,106	1,417,644	1,404,221

	December 31, 2012
	Face value		Acquisition cost	Fair value (Carrying amounts)
Government and public bonds in Korean won	￦	1,328,000	1,340,957	1,346,611
Financial bonds in Korean won		482,500	484,363	482,696
Debt securities in foreign currencies/off-shores		28,123	31,285	28,101
Loaned debt securities		10,000	10,166	10,098

	￦	1,848,623	1,866,771	1,867,506

Debt securities in Korean won are measured at the lower of fair values provided by NICE Bonds Pricing Services Inc. and KIS Bonds Pricing Inc. Debt securities in foreign currencies are measured at the lower of the fair values provided by NICE Bonds Pricing Services Inc. and the Korea Asset Pricing Co.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

6. Available-for-Sale Financial Assets

(1)	Available-for-sale financial assets as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Available-for-sale financial assets denominated in Korean won:
Equity securities:
Stocks and equity investments	￦	2,254,628	2,459,652
Beneficiary certificates		3,967,455	3,548,949

		6,222,083	6,008,601
Debt securities:
Government and public bonds		732,834	212,514
Financial bonds		2,030,408	3,009,245
Corporate bonds		12,594,249	11,616,007
Others		—	216,386

		15,357,491	15,054,152

		21,579,574	21,062,753

Available-for-sale financial assets denominated in foreign currencies/off-shores:
Equity securities		386,817	280,374
Debt securities		3,508,314	3,523,621

		3,895,131	3,803,995

Loaned available-for-sale financial assets:
Debt securities		59,528	19,262

	￦	25,534,233	24,886,010

Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost in the amount of ￦200,287 million as of December 31, 2013 (￦217,248 million as of December 31, 2012). The Bank does not have the intention to dispose of these financial assets in the near future.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(2)	Changes in available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	24,886,010	25,701,034
Acquisition		29,488,413	35,749,826
Disposal		(28,094,389)	(35,977,234)
Change due to amortization		20,804	31,670
Unrealized change in fair value recorded in equity		(259,860)	(8,285)
Impairment loss		(637,701)	(307,384)
Reversal of impairment loss		22,138	46,878
Reclassification		(3,033)	(163,693)
Foreign exchange differences		(67,745)	(303,634)
Others(*)		179,596	116,832

Ending balance	￦	25,534,233	24,886,010

(*)	Represents the value increase in available-for-sale equity securities acquired from Ssangyong Engineering & Consturction Co., Ltd., Oriental Precision & Engineering Co., Ltd., Pan Ocean Co., Ltd. and Taihan Electric Wire Co., Ltd. during the year ended December 31, 2013 after debt-for-equity swap decision, of The Creditor Financial Institutions Committee, based upon Corporate Restructuring Promotion Act.

(3)	Equity securities with disposal restrictions in available-for-sale financial assets as of December 31, 2013 and 2012 are as follows:

Company	December 31, 2013
	Number of shares	Carrying amount		Restricted period
Oriental Precison & Engineering Co., Ltd.	60,511,999	￦	78,666	Until December 31, 2016
KUMHO Tire Co., Inc.	27,357,555		314,612	Until December 31, 2014
Ssangyong Cement Industry Co., Ltd.	11,090,842		75,972	Undecided
KUMHO Industrial Co., Ltd.	1,272,921		14,957	Until December 31, 2014
Taesan LCD Co., Ltd.	1,405,514		3,718	Until December 31, 2013
Hanchang Paper Co., Ltd.	6,409,200		3,878	Until December 31, 2014
Jaeyoung Solutec Co., Ltd.	1,962,000		2,659	Until December 31, 2013
Byucksan Engineering & Construction Co., Ltd.	188,830		632	Until June 30, 2014
Hanil Engineering & Construction Co., Ltd.	183,803		—	Until December 31, 2014
Ssangyong Engineering & Consturction Co., Ltd.	4,347,327		—	Until July 31, 2014
Taihan Electric wire Co., Ltd.	4,991,100		24,698	Until December 20, 2014

	119,721,091	￦	519,792

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
Company	Number of shares	Carrying amount		Restricted period
Pantech Co., Ltd.	249,427,382	￦	109,499	Subject to shareholders’ committee’s decision
Chinhung International Inc.	37,516,000		15,307	Until March 31, 2013
Oriental Precison & Engineering Co., Ltd.	22,920,666		27,642	Until December 31, 2016
KUMHO Tire Co., Inc.	13,161,600		145,409	Until December 31, 2014
Ssangyong Cement Industry Co., Ltd.	11,090,842		61,321	Undecided
KUMHO Industrial Co., Ltd.	8,910,453		13,455	Until December 31, 2014
Taesan LCD Co., Ltd.	7,027,574		2,117	Until December 31, 2013
Hanchang Paper Co., Ltd.	6,409,200		3,339	Until December 31, 2012
Kumho Petrochemical Co., Ltd.	4,281,715		507,041	Until May 3, 2013
Jaeyoung Solutec Co., Ltd.	1,962,000		1,550	Until December 31, 2012
Byucksan Engineering & Construction Co., Ltd.	1,480,833		28,660	Until April 12, 2014
Namkwang Engineering & Construction Co., Ltd.	1,406,139		20,280	Until March 31, 2013
Hanil Engineering & Construction Co., Ltd.	909,600		635	Until December 31, 2014

	366,504,004	￦	936,255

(4)	Details of debt securities in available-for-sale financial assets as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Face value		Acquisition cost	Fair value (Carrying amounts)
Government and public bonds in Korean won	￦	747,644	757,703	732,834
Financial bonds in Korean won		2,030,000	2,032,254	2,030,408
Corporate bonds in Korean won		12,729,304	12,722,855	12,594,249
Debt securities denominated in foreign currencies/off shores		3,452,166	3,557,521	3,508,314
Loaned debt securities		60,000	60,410	59,528

	￦	19,019,114	19,130,743	18,925,333

	December 31, 2012
	Face value		Acquisition cost	Fair value (Carrying amounts)
Government and public bonds in Korean won	￦	208,645	214,341	212,514
Financial bonds in Korean won		3,000,000	3,010,092	3,009,245
Corporate bonds in Korean won		11,540,988	11,533,463	11,616,007
Others debt securities in Korean won		306,735	132,431	216,386
Debt securities denominated in foreign currencies/off shores		3,455,038	3,540,277	3,523,621
Loaned debt securities		20,000	19,749	19,262

	￦	18,531,406	18,450,353	18,597,035

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Debt securities in Korean won are measured at the lower of fair values provided by NICE Bonds Pricing Services Inc. and KIS Pricing Inc. Debt securities in foreign currencies are measured at the lower of the fair values provided by NICE Bonds Pricing Services Inc. and the Korea Asset Pricing Co.

7. Held-to-Maturity Financial Assets

(1)	Held-to-maturity financial assets as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
	Amortized cost		Fair value	Amortized cost	Fair value
Held-to-maturity financial assets in Korean won:
Government and public bonds	￦	7,109	7,703	7,178	8,195
Corporate bonds		20,000	20,200	80,600	81,713
Corporate papers		—	—	379	379
Others		—	—	533	533

	￦	27,109	27,903	88,690	90,820

(2)	Changes in held-to-maturity financial assets for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	88,690	110,844
Acquisition		379	1,642
Redemption		(62,375)	(24,176)
Change due to amortization		415	380

Ending balance	￦	27,109	88,690

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

8. Loans and Allowance for loan losses

(1)	Loans and allowance for loan losses as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
	Amortized cost		Fair value	Amortized cost	Fair value
Loans in Korean won:
Loans for working capital	￦	27,862,944	27,073,271	24,196,948	23,961,755
Loans for facility development		33,839,619	33,888,705	31,787,122	32,066,639
Loans for households		1,898,211	1,908,753	1,042,170	1,066,849
Inter-bank loans		870,808	797,131	716,934	667,329

		64,471,582	63,667,860	57,743,174	57,762,572

Loans in foreign currencies:
Loans		11,944,025	12,296,262	11,847,735	12,026,708
Inter-bank loans		650,349	650,407	928,339	928,666
Loans borrowed from overseas financial institutions		288,502	293,119	323,191	328,803
Off-shore loans receivables		7,570,030	7,827,279	5,846,209	6,036,169

		20,452,906	21,067,067	18,945,474	19,320,346

Other loans receivables:
Bills bought in foreign currency		1,225,933	1,224,039	1,979,494	1,972,617
Advance payments on acceptances and guarantees		144,304	116,486	99,342	87,816
Privately-placed corporate bonds		3,847,056	3,651,106	4,915,016	4,998,176
Others		7,978,031	7,890,162	8,192,687	8,189,675

		13,195,324	12,881,793	15,186,539	15,248,284

		98,119,812	97,616,720	91,875,187	92,331,202

Less:
Allowance for loan losses		(1,773,150)		(782,541)
Present value discount		(43,577)		(49,006)
Deferred loan origination costs and fees		5,328		(9,235)

	￦	96,308,413		91,034,405

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(2)	Changes in allowance for loan losses for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Loans in Korean won				Loans in foreign currencies	Other loans
	Loans for working capital		Loans for facility development	Others		Private placed corporate bonds	Others	Total
Beginning balance	￦	334,652	183,359	2,720	120,995	88,108	52,707	782,541
Provision for loan losses		926,149	118,371	5,406	14,809	426,688	120,079	1,611,502
Write-offs		(94,086)	(40,391)	—	(22,404)	(173,149)	(6,500)	(336,530)
Foreign exchange differences		—	—	—	(496)	—	—	(496)
Others(*)		(225,499)	(32,162)	—	8,972	(18,285)	(16,893)	(283,867)

Ending balance	￦	941,216	229,177	8,126	121,876	323,362	149,393	1,773,150

	2012
	Loans in Korean won				Loans in foreign currencies	Other loans
	Loans for working capital		Loans for facility development	Others		Private placed corporate bonds	Others	Total
Beginning balance	￦	306,430	177,551	722	146,126	180,906	53,519	865,254
Provision for loan losses		264,978	68,565	1,998	27,255	81,808	10,788	455,392
Write-offs		(187,170)	(33,012)	—	(42,301)	(124,192)	(5,757)	(392,432)
Foreign exchange differences		—	—	—	(63)	—	—	(63)
Others(*)		(49,586)	(29,745)	—	(10,022)	(50,414)	(5,843)	(145,610)

Ending balance	￦	334,652	183,359	2,720	120,995	88,108	52,707	782,541

(*)	Others consist of changes due to the sales of loans, debt-to-equity swap and unwinding effect, etc.

(3)	Losses related to loans for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Provision for loan losses	￦	(1,611,502)	(455,392)
Losses on disposal of loan		(148,286)	(367,691)

	￦	(1,759,788)	(823,083)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(4)	Changes in net deferred loan origination cost and fees for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	(9,235)	(30,661)
New deferrals		15,296	15,201
Amortization		(733)	6,225

Ending balance	￦	5,328	(9,235)

9. Derivative Financial Instruments

The Bank’s derivative financial instruments consist of trading derivatives and hedging derivatives, depending on the nature of each transaction. The Bank enters into hedging derivative transactions mainly for the purpose of hedging fair value risk related to changes in fair value of the underlying assets and liabilities.

The Bank enters into trading derivative transactions such as futures, forwards, swaps and options for arbitrage transactions by speculating on the future value of the underlying asset. Derivatives held-for trading transactions include contracts with the Bank’s clients and its liquidation position.

For the purpose of hedging the exposure to the variability of fair values of funds in Korean won by changes in interest rate, the Bank mainly uses interest swaps or currency swaps. The main counterparties are foreign financial institutions and local banks. In addition, to hedge the exposure to the variability of fair values of bonds in foreign currencies by changing in interest rate or foreign exchange rate, the Bank mainly uses interest swaps or currency swaps.

The notional amounts outstanding for derivative contracts and the carrying amounts of the derivative financial instruments as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Notional amounts			Carrying amounts
	Buy		Sell	Asset	Liability
Trading purpose derivative financial instruments:
Interest rate	￦	266,390,480	267,034,987	1,490,043	1,451,269
Currency		52,285,925	50,541,850	2,167,852	2,068,589
Stock		14,807	66,362	1,375	79
Commodities		443,279	443,279	747	747
Embedded derivatives		365,975	—	38,790	—
Allowance and other adjustment		—	—	(9,857)	2,683

		319,500,466	318,086,478	3,688,950	3,523,367

Hedging purpose derivative financial instruments:
Interest rate		12,163,375	12,163,375	472,907	120,809
Currency		5,418,326	5,481,823	158,774	235,955
Allowance and other adjustment		—	—	(1,359)	(30)

		17,581,701	17,645,198	630,322	356,734

	￦	337,082,167	335,731,676	4,319,272	3,880,101

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Notional amounts			Carrying amounts
	Buy		Sell	Asset	Liability
Trading purpose derivative financial instruments:
Interest rate	￦	213,966,676	213,815,527	2,045,492	1,981,840
Currency		47,659,949	45,108,471	2,167,155	1,959,234
Stock		24,568	84,638	324	1,029
Commodities		575,854	575,854	13,353	13,353
Embedded derivatives		359,872	—	105,981	—
Allowance and other adjustments		—	—	(11,357)	4,750

		262,586,919	259,584,490	4,320,948	3,960,206

Hedging purpose derivative financial instruments:
Interest rate		10,812,917	10,812,917	605,683	49,616
Currency		5,924,299	5,824,391	252,528	77,034
Allowance and other adjustments		—	—	(1,269)	—

		16,737,216	16,637,308	856,942	126,650

	￦	279,324,135	276,221,798	5,177,890	4,086,856

10. Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Subsidiaries:
KDB Asia Ltd.	￦	214,807	214,807
KDB Ireland Ltd.		62,389	62,389
KDB Bank Uzbekistan		47,937	—
UzKDB Bank(*1)		—	29,207
RBS NB Uzbekistan(*1)		—	18,730
KDB Bank Europe Ltd.		151,952	151,952
Banco KDB Do Brazil S.A(*2)		—	48,523
Korea Infrastructure Fund		30,861	33,294
KDB Consus Value PEF(*3)		191,801	258,297
KDB Value PEF III(*4)		—	44,286
KDB Value PEF VI(*5)		1,565,968	2,343,423
KDB Turn Around(*6)		3,981	14,445
Components and Materials M&A PEF		142,184	165,756
KoFC-KDB Materials and Components Investment Fund No. 1		27,500	37,500
Busan Hi—technology Industrial Complex		150	150

		2,439,530	3,422,759

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2013		December 31, 2012
Associates:
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		1,052,166	1,040,486
GM Korea Company		287,774	287,774
Korea BTL Fund I		239,227	252,512
Korea Railroad Fund I		200,895	200,430
Korea Infrastructure Fund II		162,835	141,315
Troika Resources Investment PEF		133,311	107,173
KDB electronic power PEF		92,278	96,724
Korea Education Fund		85,115	88,482
Shinbundang Railroad Co., Ltd.		30,999	30,999
Others		247,532	315,959

		2,532,132	2,561,854

	￦	4,971,662	5,984,613

(*1)	KDB Bank Uzbekistan was established by the merger of UzKDB and RBS NB Uzbekistan during the year ended December 31, 2013.
(*2)	The Bank recognized ￦48,523 million of impairment losses as a result of the deteriorating rate of return of funds held for the year ended December 31, 2013. The Bank recognized ￦51,008 million of impairment losses considering the deteriorating business circumstances in Brazil as an indication of impairment for the year ended December 31, 2012. Brazil has been in economic depression, and the continuous decline in consumption has led to a slowdown in the growth of both the economy and the financial market.
(*3)	The Bank recognized ￦69,994 million of impairment losses considering the declined values of holding contracts and new contracts of the subsidiary, KDB Life Insurance Co., Ltd., due to reduced interest rates as an indication of impairment for the year ended December 31, 2013. The impairment loss represents the carrying value of the CGU (KDB Life Insurance Co., Ltd.) in excess of the recoverable amount of the CGU, which is based on valuation performed by an independent external appraiser using the significant input of discount rate (10.00%).
(*4)	KDB Value PEF III is under liquidation procedures as of December 31, 2013
(*5)	The Bank recognized ￦860,613 million of impairment losses considering the declined value in use for the subsidiary, Daewoo Engineering & Construction Co., Ltd., due to the contraction of the foreign and domestic construction markets as an indication of impairment for the year ended December 31, 2013. The impairment loss represents the carrying value of the CGU (Daewoo Engineering & Construction Co., Ltd.) in excess of the recoverable amount of the CGU, which is based on valuation performed by an independent external appraiser using the significant input of discount rate (9.92%).
(*6)	The Bank recognized ￦10,464 million and ￦58,372 million of impairment losses due to financial troubles affected by management deterioration of SunStar Co., Ltd., subordinate company of KDB Turn Around, for the years ended December 31, 2013, and 2012, respectively.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(2)	The market value of marketable investments in subsidiaries and associates as of December 31, 2013 and 2012 are as follows:

	Market value			Carrying amounts
	December 31, 2013		December 31, 2012	December 31, 2013	December 31, 2012
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	￦	2,107,601	1,624,265	1,052,166	1,040,486
STX Offshore & Shipbuilding Co., Ltd. (*1), (*2)		68,487	—	10	—
STX Engine Co,. Ltd.(*1), (*2)		19,088	—	4	—
STX Heavy Industries Co,. Ltd.(*2)		58,773	—	18	—

(*1)	The active market for the equity investment disappeared because stock trading was suspended after December 31, 2013 due to deteriorating business circumstances.
(*2)	The Bank was able to obtain significant influence due to The Creditor Financial Institutions Committee’s debt-for-equity swap decision based upon the Corporate Restructuring Promotion Act during the year ended December 31, 2013.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(3)	The key financial information of subsidiaries and associates invested and ownership ratios as of and for the year ended December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Country	Fiscal year end	Industry	Assets		Liabilities	Equity	Operating revenue	Net income (loss)	Total Comprehe- nsive income (loss)	Ratio (%)
Subsidiaries :
KDB Asia Ltd.	Hongkong	December	Finance	￦	847,478	590,224	257,254	54,675	17,408	6,203	100.00
KDB Ireland Ltd.	Ireland	December	Finance		355,293	277,391	77,902	20,927	5,074	3,688	100.00
KDB Bank Uzbekistan	Uzbekistan	December	Finance		852,484	773,554	78,930	37,058	17,313	9,291	86.34
KDB Bank Europe Ltd.	Hungary	December	Finance		1,167,824	1,023,783	144,041	91,684	5,871	6,536	100.00
Banco KDB Do Brazil S.A	Brazil	December	Finance		232,742	249,126	(16,384)	80,008	(47,828)	(52,405)	100.00
Korea Infrastructure Fund	Korea	December	Financial investment		32,998	13	32,985	2,376	2,038	2,038	85.00
KDB Consus Value PEF(*1)	Korea	December	Financial investment		12,480,110	12,014,285	465,825	3,485,533	(102,895)	(174,390)	40.71
KDB Value PEF III	Korea	December	Financial investment		107	7	100	194	(7,969)	(1,761)	100.00
KDB Value PEF VI	Korea	December	Financial investment		11,976,687	8,497,564	3,479,123	9,070,118	(532,624)	(582,550)	99.84
KDB Turn Around	Korea	December	Financial investment		5,535	296	5,239	135	(2,537)	9,095	95.17
Components and Materials M&A PEF	Korea	December	Financial investment		154,865	6,175	148,690	23,781	(32,510)	(43,462)	83.33
KoFC-KDB Materials and Components Investment Fund No.1	Korea	December	Financial investment		52,697	—	52,697	1,873	(2,435)	(2,435)	50.00
Associates :
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	December	Manufacturing	￦	18,488,879	13,709,509	4,779,370	15,305,281	241,893	303,528	31.26
GM Korea Company(*2)	Korea	December	Manufacturing		10,082,452	8,366,881	1,715,571	18,624,412	(695,856)	(695,856)	17.02
Korea BTL Fund I	Korea	December	Financial investment		583,292	398	582,894	29,016	27,216	27,216	41.67
Korea Railroad Fund I	Korea	December	Financial investment		408,373	15	408,358	18,947	17,915	17,915	50.00
Korea Infrastructure Fund II	Korea	December	Financial investment		666,116	50,832	615,284	44,253	33,133	33,133	26.67
Troika Resources Investment PEF	Korea	December	Financial investment		234,373	1,344	233,029	(10,814)	(15,946)	(15,946)	45.93
KDB electronic power PEF	Korea	December	Financial investment		181,937	2,493	179,444	12,947	4,962	4,962	50.00
Korea Education Fund	Korea	December	Financial investment		172,704	9	172,695	9,000	8,544	8,544	50.00
Shinbundang Railroad Co., Ltd.(*3)	Korea	December	Other		838,124	838,763	(639)	49,321	(77,381)	(77,381)	10.98

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Country	Fiscal year end	Industry	Assets		Liabilities	Equity	Operating revenue	Net income (loss)	Total Comprehe- nsive Income (loss)	Ratio (%)
Subsidiaries :
KDB Asia Ltd.	Hongkong	December	Finance	￦	820,085	569,034	251,051	46,132	17,533	17,533	100.00
KDB Ireland Ltd.	Ireland	December	Finance		351,588	277,374	74,214	21,289	4,836	4,836	100.00
UzKDB Bank	Uzbekistan	December	Finance		425,398	383,820	41,578	20,156	9,922	9,922	88.89
RBS NB Uzbekistan	Uzbekistan	December	Finance		561,427	533,365	28,062	17,079	7,130	7,130	82.35
KDB Bank Europe Ltd.	Hungary	December	Finance		862,951	725,446	137,505	109,972	8,844	8,844	100.00
Banco KDB Do Brazil S.A	Brazil	December	Finance		341,961	305,940	36,021	61,877	2,429	2,429	100.00
Korea Infrastructure Fund	Korea	December	Financial investment		35,556	14	35,542	2,622	2,245	2,245	85.00
KDB Consus Value PEF(*1)	Korea	December	Financial investment		11,289,225	10,638,202	651,023	3,377,857	7,552	7,552	40.63
KDB Value PEF III	Korea	December	Financial investment		55,618	121	55,497	213	(75)	(75)	100.00
KDB Value PEF VI	Korea	December	Financial investment		12,328,691	7,934,723	4,393,968	8,390,285	(86,169)	(86,169)	99.84
KDB Turn Around	Korea	December	Financial investment		333,109	336,965	(3,856)	354,019	(8,252)	(8,252)	95.17
Components and Materials M&A PEF	Korea	December	Financial investment		192,715	572	192,143	4,879	2,403	2,403	83.33
KoFC-KDB Materials and Components Investment Fund No. 1	Korea	December	Financial investment		75,132	—	75,132	1,081	316	316	50.00
Associates :
Daewoo Shipbuilding& Marine Engineering Co., Ltd.	Korea	December	Manufactur -ing	￦	16,113,671	11,559,543	4,554,128	14,057,819	175,720	148,592	31.26
GM Korea Company(*2)	Korea	December	Manufactur -ing		9,900,039	7,469,622	2,430,417	2,070,636	302,904	263,681	17.02
Korea BTL Fund I	Korea	December	Financial investment		620,514	420	620,094	37,342	35,440	35,440	41.67
Korea Railroad Fund I	Korea	December	Financial investment		407,356	11	407,345	19,149	18,214	18,214	50.00
Korea Infrastructure Fund II	Korea	December	Financial investment		650,319	118,429	531,890	42,581	29,457	29,457	26.67
Troika Resources Investment PEF	Korea	December	Financial investment		192,766	1,574	191,192	(38,720)	(44,003)	(44,003)	45.93
KDB electronic Power PEF	Korea	December	Financial investment		190,713	2,623	188,090	21,638	30,844	30,844	50.00
Korea Education Fund	Korea	December	Financial investment		179,660	9	179,651	9,607	9,144	9,144	50.00
Shinbundang Railroad Co., Ltd.(*3)	Korea	December	Other		881,841	805,099	76,742	42,279	(87,429)	(87,429)	10.98

(*1)	Although the Bank holds less than half of all voting rights, it is considered to have significant control of KDB Consus Value PEF. The Bank is notably open to variable profit of the investee company’s performance and influences variable profit through the decision of performance.
(*2)

Although the Bank’s ownership of GM Korea Company is less than 20%, the equity method is applied as the Bank is considered to have significant influence over GM Korea Company by exercising rights to elect board

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

of directors, etc. The Bank used the financial statement of GM Korea Company as of September 30, 2013 in applying the equity method since the Bank was not able to obtain the financial statement as of December 31, 2013. The Bank made adjustments for the effects of any significant events or transactions that occurred between the date of the investee’s financial statement and the date of the Bank’s financial statement.

(*3)	The ownership ratio of Shinbundang Railroad Co. Ltd. is above 20% upon the consideration of shares owned by the Bank’s subsidiaries. Therefore, the Bank practices significant influence over associate Shinbundang Railroad.

11. Property and Equipment

Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

	2013
	January 1, 2013		Acquisition/ depreciation	Disposal	Reclassification	Foreign exchange differences	December 31, 2013
Acquisition cost:
Land	￦	199,865	—	(82)	6,568	(57)	206,294
Buildings and structures		286,590	1,148	(1,401)	7,872	(695)	293,514
Leasehold improvements		26,346	651	(619)	1,716	(573)	27,521
Vehicles		1,136	262	(179)	—	(46)	1,173
Equipment		38,315	3,348	(1,142)	—	(136)	40,385
Construction in progress		100	3,778	—	(3,878)	—	—
Others		83,748	9,505	(1,105)	—	(80)	92,068

		636,100	18,692	(4,528)	12,278	(1,587)	660,955

Accumulated depreciation:
Buildings and structures		88,165	8,959	(632)	2,180	(274)	98,398
Leasehold improvements		13,441	5,773	(617)	—	(302)	18,295
Vehicles		832	129	(51)	—	(30)	880
Equipment		28,297	3,024	(1,124)	—	(111)	30,086
Others		60,208	9,102	(1,103)	—	(55)	68,152

		190,943	26,987	(3,527)	2,180	(772)	215,811

Impairment loss:
Land		3,023	—	—	—	—	3,023
Buildings and structures		2,361	—	—	—	—	2,361

		5,384	—	—	—	—	5,384

	￦	439,773	(8,295)	(1,001)	10,098	(815)	439,760

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	2012
	January 1, 2012		Acquisition/ depreciation	Disposal	Reclassification	Foreign exchange differences	December 31, 2012
Acquisition cost:
Land	￦	209,947	—	—	(10,026)	(56)	199,865
Buildings and structures		285,092	840	(3)	929	(268)	286,590
Leasehold improvements		19,119	—	—	7,596	(369)	26,346
Vehicles		1,212	—	(22)	—	(54)	1,136
Equipment		35,784	5,315	(2,455)	—	(329)	38,315
Construction in-progress		1,065	14,163	—	(15,128)	—	100
Others		74,332	16,363	(6,955)	—	8	83,748

		626,551	36,681	(9,435)	(16,629)	(1,068)	636,100

Accumulated depreciation:
Buildings and structures		80,922	8,333	(1)	(823)	(266)	88,165
Leasehold improvements		11,085	2,712	—	—	(356)	13,441
Vehicles		769	120	(22)	—	(35)	832
Equipment		28,477	2,565	(2,444)	—	(301)	28,297
Others		60,188	6,977	(6,882)	—	(75)	60,208

		181,441	20,707	(9,349)	(823)	(1,033)	190,943

Impairment loss:
Land		3,023	—	—	—	—	3,023
Buildings and structures		2,361	—	—	—	—	2,361

		5,384	—	—	—	—	5,384

	￦	439,726	15,974	(86)	(15,806)	(35)	439,773

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

12. Investment Property

Changes in investment property for the years ended December 31, 2013 and 2012 are as follows:

	2013
	January 1, 2013		Acquisition/ depreciation	Reclassification	December 31, 2013
Acquisition cost:
Land	￦	62,023	—	(6,568)	55,455
Buildings and structures		48,862	—	(5,710)	43,152

		110,885	—	(12,278)	98,607

Accumulated depreciation:
Buildings and structures		15,424	1,693	(2,180)	14,937
Accumulated impairment loss:
Land		1,197	—	—	1,197
Buildings and structures		1,778	—	—	1,778

		2,975	—	—	2,975

	￦	92,486	(1,693)	(10,098)	80,695

Fair value of the Bank’s investment property, as determined on the basis of valuation by an independent appraiser, amounts to ￦88,091 million as of December 31, 2013 (￦95,267 million as of December 31, 2012). Additionally, fair value of investment in property is classified as level 3 according to the fair value hierarchy in Note 43.

	2012
	January 1, 2012		Acquisition/ depreciation	Disposal	Reclassification	December 31, 2012
Acquisition cost:
Land	￦	65,428	—	(13,431)	10,026	62,023
Buildings and structures		44,981	—	(565)	4,446	48,862

		110,409	—	(13,996)	14,472	110,885

Accumulated depreciation:
Buildings and structures		13,361	1,490	(251)	824	15,424
Accumulated impairment loss:
Land		8,371	—	(7,174)	—	1,197
Buildings and structures		1,778	—	—	—	1,778

		10,149	—	(7,174)	—	2,975

	￦	86,899	(1,490)	(6,571)	13,648	92,486

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

13. Intangible Assets

Changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

	2013
	January 1, 2013		Acquisition	Disposal	Amortization	Foreign exchange differences	December 31, 2013
Development expense	￦	44,259	24,706	—	(12,554)	—	56,411
Equipment usage right		949	—	5	(63)	(14)	877
Other deposits provided		10,904	14	—	—	(12)	10,906
Others		15,391	8,798	—	(6,730)	(2)	17,457

	￦	71,503	33,518	5	(19,347)	(28)	85,651

	2012
	January 1, 2012		Acquisition	Reclassification	Disposal	Amortization	Impairment loss	Foreign exchange differences	December 31, 2012
Development expense	￦	38,261	17,345	—	—	(11,347)	—	—	44,259
Equipment usage right		335	—	650	—	(63)	—	27	949
Other deposits provided		11,642	685	(650)	—	—	(684)	(89)	10,904
Others		8,731	11,999	—	(298)	(5,036)	—	(5)	15,391

	￦	58,969	30,029	—	(298)	(16,446)	(684)	(67)	71,503

14. Other Assets

Other assets as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Accounts receivable	￦	2,720,714	7,634,651
Unsettled domestic exchange receivables		851,673	2,360,742
Accrued income		436,844	464,588
Guarantee deposits		160,619	150,649
Financial guarantee asset		40,711	62,851
Prepaid expenses		8,175	10,038
Advance payments		741	1,348
Others		28,558	33,620

		4,248,035	10,718,487
Allowance for possible losses		(72,941)	(80,845)
Present value discount		(5,192)	(6,309)

	￦	4,169,902	10,631,333

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

The carrying amount of financial assets included in other assets above amounted to ￦4,139,475 million as of December 31, 2013, (￦10,605,108 million as of December 31, 2012) and their fair value amounted to ￦4,144,727 million as of December 31, 2013 (￦10,605,259 million as of December 31, 2012).

15. Financial Liabilities Designated at Fair Value Through Profit or Loss

(1)	Financial liabilities designated at fair value through profit or loss as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Borrowings	￦	9,289	10,770
Bonds		668,627	864,427

	￦	677,916	875,197

The borrowings designated at “Fair Value Through Profit or Loss” (FVTPL) consist of equity-index-linked securities, and others. Through designating embedded derivatives and host contracts as FVTPL items, changes in fair value of complex financial products are recognized in profit or loss. Changes in fair value of structured bonds which hedge accounting are applied, are recognized in profit or loss, but structured bonds with no hedge accounting applied, are measured at amortized costs. Therefore, such structured bonds, not applied by hedge accounting, have been designated at FVTPL in order to eliminate mismatch in measurements of accounting profit and loss.

(2)	The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Carrying amount	￦	677,916	875,197
Contractual cash flow amounts		560,201	711,400

Difference	￦	117,715	163,797

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

16. Deposits

Deposits as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
	Amortized cost		Fair value	Amortized cost	Fair value
Deposits in Korean won:
Demand deposits	￦	286,104	286,104	267,844	267,844
Time and savings deposits		31,408,611	31,423,333	33,612,346	33,664,474
Certificates of deposit		72,914	73,027	74,996	75,339

		31,767,629	31,782,464	33,955,186	34,007,657

Deposits in foreign currencies:
Demand deposits		1,936,949	1,936,948	1,400,675	1,400,675
Time and savings deposits		2,397,261	2,398,323	2,595,635	2,598,006
Certificates of deposit		1,625,431	1,626,113	700,836	701,184

		5,959,641	5,961,384	4,697,146	4,699,865

	￦	37,727,270	37,743,848	38,652,332	38,707,522

17. Borrowings

(1)	Borrowings as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	0.22	5.30	￦	4,605,373	4,605,345
Borrowings in foreign currencies	0.01	6.20		10,676,197	10,699,495
Off-shore borrowings in foreign currencies	0.19	4.27		2,262,188	2,265,441
Others	0.05	8.90		5,685,391	5,686,032

				23,229,149	23,256,313

Deferred borrowing costs				(8,376)

			￦	23,220,773

	December 31, 2012
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	0.04	5.54	￦	4,836,678	4,837,474
Borrowings in foreign currencies	0.79	7.19		10,132,654	10,240,754
Off-shore borrowings in foreign currencies	0.14	4.27		2,208,683	2,214,110
Others	0.01	6.55		4,810,255	4,810,849

				21,988,270	22,103,187

Deferred borrowing costs				(10,803)

			￦	21,977,467

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(2)	Borrowings in Korean won before adjusting for gains and losses on deferred borrowing costs as of December 31, 2013 and 2012 are as follows:

Lender	Classification	Annual interest rate (%)	December 31, 2013		December 31, 2012
Ministry of Strategy and Finance	Borrowings from government fund(*)	1.92 ~ 5.00	￦	564,288	641,195
Industrial Bank of Korea	Borrowings from industrial technology fund	1.83 ~ 2.42		2,425	5,816
Small & Medium Business Corp.	Borrowings from small and medium enterprise promotion fund	1.87 ~ 4.21		306,085	384,467
Ministry of Culture and Tourism	Borrowings from tourism promotion fund	0.38 ~ 2.50		1,222,208	1,168,333
Korea Energy Management Corporation	Borrowings from fund for rational use of energy	0.25 ~ 3.75		1,187,543	1,225,670
Local governments	Borrowings from local small and medium enterprise promotion fund	1.49 ~ 5.30		95,204	110,292
Others	Borrowings from environment improvement support fund	0.22 ~ 5.00		1,227,800	1,300,905

			￦	4,605,373	4,836,678

(*)	Borrowings from government fund are subordinated borrowings.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(3)	Borrowings and off-shore borrowings in foreign currencies before adjusting for gains and losses on deferred borrowing costs as of December 31, 2013, and 2012 are as follows:

Lender	Classification	Annual interest rate (%)	December 31, 2013		December 31, 2012
Japan Bank for International Cooperation (“JBIC”)	Borrowings from JBIC	1.44 ~ 2.16	￦	288,502	323,191
Mizuho and others	Bank loans from foreign funds	3M Libor+0.45 ~ 3M Telerate+3.80		2,307,530	2,906,302
Citi Bank and others	Off-shore short term borrowings	0.19 ~ 0.87		1,109,858	1,766,783
		3M Telerate+0.50		31,659	—
		6M Telerate+0.27 ~ 9M Telerete+0.35		73,871	—
		1Y Telerate+0.40		52,765	—
		6M Libor+0.27 ~ 0.65		—	85,688

				1,268,153	1,852,471

BNP-Paribas and Others	Off-shore long term borrowings	3M Libor+0.35 ~ 0.75 3M Libor ~		551,713	246,353
		3M Telerate+1.05		316,590	—

				868,303	246,353

Japan Bank for International Cooperation (“JBIC”)	Off-shore borrowings from JBIC	1.79		83,526	60,902
		4.27 ~ 6M Libor+1.20		42,206	48,957

				125,732	109,859

Others	Short term borrowings in foreign currencies	0.01 ~ 5.40		6,007,762	5,389,648
	Long term borrowings in foreign currencies	0.40 ~ 6.20		2,072,403	1,513,513

			￦	12,938,385	12,341,337

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

18. Bonds

(1)	Bonds as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Bonds in Korean won:
Bonds	2.42	8.05	￦	37,230,294	37,236,767
Discount on bonds				(37,739)
Valuation adjustment for fair value hedges				33,534

				37,226,089	37,236,767

Bonds in foreign currencies:
Bonds	3M Libor+0.24	3M Libor+6.28		11,760,585	12,262,063
Discount on bonds				(32,036)
Premium on bonds				14,098
Valuation adjustment for fair value hedges				(66,308)

				11,676,339	12,262,063

Off-shore bonds:
Bonds	3M Libor+0.005	3M Libor+6.18		7,283,719	7,233,416
Discount on bonds				(20,845)
Premium on bonds				14,103
Valuation adjustment for fair value hedges				(254,537)

				7,022,440	7,233,416

			￦	55,924,868	56,732,246

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Bonds in Korean won:
Bonds	2.54	10.00	￦	29,150,751	29,633,040
Discount on bonds				(39,489)
Valuation adjustment for fair value hedges				90,165

				29,201,427	29,633,040

Bonds in foreign currencies:
Bonds	3M Libor+0.24	3M Libor+6.28		11,777,389	12,442,760
Discount on bonds				(26,552)
Premium on bonds				18,849
Valuation adjustment for fair value hedges				275,343

				12,045,029	12,442,760

Off-shore bonds:
Bonds	3M Libor+0.42	3M Libor+6.18		5,736,595	5,834,461
Discount on bonds				(16,844)
Valuation adjustment for fair value hedges				(64,530)

				5,655,221	5,834,461

			￦	46,901,677	47,910,261

19. Defined Benefit Liabilities

The Bank implements a defined benefit retirement pension plan based on employee compensation benefits and service periods. The plan assets are in trusts with Kookmin Bank, Samsung Life Insurance co., Ltd., etc.

(1)	Details of defined benefit liabilities as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Present value of defined benefit liabilities	￦	203,285	183,401
Fair value of plan assets		(178,119)	(164,516)

	￦	25,166	18,885

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(2)	Changes in defined benefit liabilities for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Present value of defined benefit liabilities		Fair value of plan assets	Defined benefit liabilities (assets)
Beginning balance	￦	183,401	(164,516)	18,885
Current service costs		36,225	—	36,225
Interest expense (income)		6,529	(5,999)	530
Remeasurements of defined benefit liabilities:
Demographic assumption		(12,463)	—	(12,463)
Financial assumption		1,697	—	1,697
Return on plan assets		—	766	766

		(10,766)	766	(10,000)

Benefits paid by the plan		(12,104)	12,032	(72)
Contribution		—	(20,402)	(20,402)

Ending balance	￦	203,285	(178,119)	25,166

	2012
	Present value of defined benefit liabilities		Fair value of plan assets	Defined benefit liabilities (assets)
Beginning balance	￦	162,471	(144,935)	17,536
Current service costs		26,980	—	26,980
Interest expense (income)		7,048	(5,317)	1,731
Remeasurements of defined benefit liabilities:
Demographic assumption		(21,917)	—	(21,917)
Financial assumption		16,174	—	16,174
Return on plan assets		—	(1,343)	(1,343)

		(5,743)	(1,343)	(7,086)

Benefits paid by the plan		(7,355)	7,321	(34)
Contribution		—	(20,242)	(20,242)

Ending balance	￦	183,401	(164,516)	18,885

(3)	Fair value of plan assets for each type as of December 31, 2013 and 2012 is as follows:

	December 31, 2013			December 31, 2012
	Quoted market prices		Unquoted market prices	Quoted market prices	Unquoted market prices
Due from banks	￦	—	178,119	—	164,516

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(4)	Defined benefit costs recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Current service costs	￦	36,225	26,980
Interest expense (income), net		530	1,731

	￦	36,755	28,711

(5)	The principal actuarial assumptions used as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount rate (%)	4.27	3.70
Future salary increasing rate (%)	5.60	5.60

(6)	The present value sensitivity of defined benefit liabilities as principal actuarial assumptions change as of December 31, 2013 is as follows:

Sensitivity
	1% increase in assumption	1% decrease in assumption
Discount rate	8.73% decrease	9.45% increase
Future salary increasing rate	9.54% increase	8.86% decrease

(7)	The weighted-average expected time to maturity of defined benefit liabilities is 13.2 years as of December 31, 2013 (11.2 years as of December 31, 2012), and the expected contributions to the plan until the upcoming annual report amount to ￦9,800 million (￦13,835 million as of December 31, 2012).

20. Provisions

(1)	Changes in provisions for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Provision for payment guarantees		Provision for unused commitments	Lawsuit provision	Other provision	Total
Beginning balance	￦	49,180	37,031	1,900	1,032	89,143
Increase (Reversal) of provision		461,859	(11,208)	(19)	—	450,632
Foreign exchange differences		286	24	—	—	310

Ending balance	￦	511,325	25,847	1,881	1,032	540,085

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	2012
	Provision for payment guarantees		Provision for unused commitments	Lawsuit provision	Other provision	Total
Beginning balance	￦	63,748	194,122	2,953	1,032	261,855
Increase (Reversal) of provision		(14,449)	(156,878)	953	—	(170,374)
Foreign exchange differences		(119)	(213)	—	—	(332)
Others		—	—	(2,006)	—	(2,006)

Ending balance	￦	49,180	37,031	1,900	1,032	89,143

(2)	Provision for payment guarantees

Confirmed acceptances and guarantees, unconfirmed acceptances and guarantees and bills endorsed are not recognized on the statement of financial position, but are disclosed as off-statement of financial position items in the notes to the financial statements. The Bank provides a provision for such off-statement of financial position items, applying a Credit Conversion Factor (“CCF”) and provision rates, and records the provision as a reserve for possible losses on acceptances and guarantees.

(3)	Provision for unused commitments

The Bank records a provision for a certain portion of unused credit lines which is calculated using a CCF as provision for unused commitments applying provision rates.

(4)	Provision for possible losses from lawsuits

As of December 31, 2013, the Bank is involved in 9 lawsuits as a plaintiff and 24 lawsuits as a defendant. The aggregate amount of claims as a plaintiff and a defendant amounted to ￦3,750,568 million and ￦511,898 million, respectively. The Bank provided a provision against contingent loss from pending lawsuits as of December 31, 2013, and additional losses may be incurred depending on the final result of pending lawsuits.

The financial institution creditors of Renault Samsung Motors (including KDB) filed a lawsuit against Kun-hee Lee and 28 Samsung affiliates (including Samsung Electronics), claiming compensation for delays in payment of liquidated damages and contract bills based on the agreement signed on August 24, 1999. In connection to the litigation, the financial institution creditors partially won the second trial at the Seoul High Court, but both parties filed an appeal to the Supreme Court judgment, and are waiting for the final decision as of December 31, 2013.

The performance deposit of Hanhwa Chemical Co., Ltd. (the “defendant”) was confiscated by Korea Development Bank on January 12, 2009 for not fulfilling the terms of contract in MOU on acquisition of Daewoo Shipbuilding & Marine Engineering Co., Ltd. The defendant filed a lawsuit against the Group and KAMCO for redemption of the performance deposit on June 19, 2009. Seoul High Court decided in favor of the plaintiff in the first and the second trials, and the Group is waiting for final decision.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Major lawsuits in progress as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Contents	Amounts		Status of lawsuit
Plaintiff:
29 Samsung affiliates (including Samsung Electronics)	Deposit contracts, etc.	￦	3,711,586	1st, 2nd trials ruled in part favor of the Bank; Pending appeals
Gyenggi Urban Innovation Corporation	Claim for refund of investments		19,100	1st trials in progress
SH Corporation	Claim for damages		9,720	1st trials in progress

Defendant:
Hanhwa Chemical Co., Ltd.	Performance bonds	￦	322,593	1st, 2nd trials ruled in favor of the Bank; Pending appeals
Simmtech Co., Ltd.	Claim for damages		115,465	1st trials in progress
Cheonan city	Delivery of stocks, etc.		29,292	1st trials in progress
Standard Chartered Bank Korea Ltd.	Claim for sales billings		20,177	1st trial ruled against the Bank; Pending appeals

Plaintiff:
29 Samsung affiliates (including Samsung Electronics)	Deposit contracts, etc.	￦	3,711,586	1st, 2nd trials ruled in part favor of the Bank; Pending appeals
Private Real Estate Investment Trust Fund 1st	Loans, etc.		263,051	1st trials in progress

Defendant:
Hanhwa Chemical Co., Ltd.	Performance bonds	￦	322,593	1st, 2nd trials ruled in favor of the Bank; Pending appeals
Simmtech Co., Ltd.	Claim for damages		115,465	1st trials in progress
Cheonan city	Delivery of stocks, etc.		29,292	1st trials in progress
Standard Chartered Bank Korea Ltd.	Claim for sales billings		20,177	1st trials in progress

In December 2013, the Supreme Court of Korea ruled that all fixed payments such as bonuses and allowances that have been uniformly provided to employees on a regular basis must now be included when calculating the employee’s ordinary wage. As of December 31, 2013, there is no lawsuit related with ordinary wage from the Bank’s employees and management cannot reliably estimate the potential impacts, if any, on the Bank’s financial position, financial performance and cash flows.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

21. Other Liabilities

Other liabilities as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Accounts payable	￦	2,674,054	7,596,780
Accrued expense		1,385,434	1,377,364
Advance receipts		1,311	463
Unearned income		37,994	44,753
Deposits withholding tax		25,926	31,016
Guarantee money received		101,319	302,617
Foreign exchanges payable		22,923	6,277
Domestic exchanges payable		285,965	1,931,584
Borrowing from trust accounts		487,220	287,073
Financial guarantee liability		59,083	69,256
Suspense payable		108,200	105,858
Others		56,956	72,897

		5,246,385	11,825,938
Present value discount		(434)	(604)

	￦	5,245,951	11,825,334

The carrying amount of financial liabilities included in other liabilities above amounted to ￦4,982,513 million as of December 31, 2013 (￦11,617,104 million as of December 31, 2012) and their fair value amounted to ￦4,982,526 million as of December 31, 2013 (￦11,617,210 million as of December 31, 2012).

22. Equity

(1) Issued capital

The Bank is authorized to issue up to 3,000 million shares of common stock and has 1,852,372,235 shares issued as of December 31, 2013 (1,850,372,235 shares issued as of December 31, 2012), and outstanding with a total par value of ￦9,261,861 million as of December 31, 2013 (￦9,251,861 million as of December 31, 2012).

(2) Capital surplus

The Bank reduced ￦5,178,600 million of its issued capital in 1998 and 2000 to offset its accumulated deficit amounting to ￦5,134,227 million. As the result of the capital reduction, ￦44,373 million of surplus exceeding accumulated deficit was recorded in capital surplus in equity.

(3) Capital adjustments

Capital adjustments as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount on stock issuance	￦ (51)	—

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(4) Accumulated other comprehensive income

(i)	Accumulated other comprehensive income (loss) as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Valuation gain on available-for-sale financial assets:
Valuation gain on available-for-sale financial assets (before tax)	￦	477,463	737,323
Income tax effect		(115,532)	(178,386)

		361,931	558,937

Exchange differences on translation of foreign operations:
Exchange differences on translation of foreign operations (before tax)		(65,523)	(49,320)
Income tax effect		15,856	11,935

		(49,667)	(37,385)

Remeasurements of defined benefit liabilities:
Remeasurements of defined benefit liabilities (before tax)		26,661	16,661
Income tax effect		(6,452)	(4,032)

		20,209	12,629

	￦	332,473	534,181

(ii)	Changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

	2013
	January 1, 2013		Increase (Decrease)	Tax Effect	December 31, 2013
Valuation gain (loss) on available-for-sale financial assets	￦	558,937	(259,860)	62,854	361,931
Exchange differences on translation of foreign operations		(37,385)	(16,203)	3,921	(49,667)
Remeasurements of defined benefit liabilities		12,629	10,000	(2,420)	20,209

	￦	534,181	(266,063)	64,355	332,473

	2012
	January 1, 2012		Increase (Decrease)	Tax Effect	December 31, 2012
Valuation gain (loss) on available-for-sale financial assets	￦	565,171	(8,285)	2,051	558,937
Exchange differences on translation of foreign operations		6,128	(57,404)	13,891	(37,385)
Remeasurements of defined benefit liabilities		7,258	7,086	(1,715)	12,629

	￦	578,557	(58,603)	14,227	534,181

(5) Retained earnings

The Korea Development Bank Act requires the Bank to appropriate at least 40% of net income as a legal reserve. This reserve can be transferred to paid-in capital or offset an accumulated deficit. In accordance with the

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Korea Development Bank Act, the Bank offsets an accumulated deficit with reserves. If the reserve is insufficient to offset the accumulated deficit, the Korean government is responsible for the deficit.

(i)	Retained earnings as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Legal reserve	￦	6,022,263	5,641,363
Voluntary reserve
Regulatory reserve for loan losses		1,306,925	1,034,949
Unappropriated retained earnings (accumulated deficits)		(621,744)	1,711,670

	￦	6,707,444	8,387,982

(ii)	Changes in legal reserve for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	5,641,363	5,076,393
Transferred from unappropriated retained earnings		380,900	564,970

Ending balance	￦	6,022,263	5,641,363

(iii)	Changes in unappropriated retained earnings (accumulated deficits) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(*)
Beginning balance	￦	1,711,670	2,719,843
Effects of accounting policy changes		—	(7,258)
Profit (loss) for the year		(1,447,391)	946,874
Contribution to legal reserve		(380,900)	(564,970)
Contribution to regulatory reserve for loan losses		(271,976)	(1,034,949)
Dividends		(233,147)	(347,870)

Ending balance	￦	(621,744)	1,711,670

(*)	Restatement of the prior period reflects the effects of accounting policy changes, as described in note 3.(26).

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(iv)	Statements of appropriation of retained earnings (disposal of deficits) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(*)
I. Unappropriated retained earnings (accumulated deficits):
Unappropriated retained earning carried forward from the prior year	￦	825,647	772,054
Effects of accounting policy changes		—	(7,258)
Profit (loss) for the year		(1,447,391)	946,874

		(621,744)	1,711,670

II. Appropriation of retained earnings (disposal of deficits):
Legal reserve (transfer from legal reserve)		(621,744)	380,900
Regulatory reserve for loan losses		—	271,976
Dividends
(Dividends per share ￦0 for 2013 and ￦126 for 2012)		—	233,147

		(621,744)	886,023

III. Unappropriated retained earnings (accumulated deficits) to be carried over to subsequent year	￦	—	825,647

(*)	Restatement of the prior period reflects the effects of accounting policy changes, as described in note 3.(26).

(6) Regulatory reserve for loan losses

The Bank is required to provide a regulatory reserve for loan losses in accordance with Regulations on Supervision of Banking Business 29(1) and (2). The details of regulatory reserve for loan losses are as follows:

(i)	Regulatory reserve for loan losses as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Beginning balance	￦	1,306,925	1,034,949
Planned reserve for loan losses(*)		—	271,976

Ending balance	￦	1,306,925	1,306,925

(*)	With the occurrence of unappropriated deficits as of December 31, 2013, the regulatory reserve for loan losses will not be planned in accordance with Regulations on Supervision of Banking Business 29(2).

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(ii)	Obligated amount of provision for regulatory reserve for loan losses and profit (loss) after adjusting regulatory reserve for loan losses for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Profit (loss) for the year	￦	(1,447,391)	946,874
Obligated amount of provision for regulatory reserve for loan losses(*)		(17,152)	(271,976)

Profit (loss) after adjusting regulatory reserve for loan losses	￦	(1,464,543)	674,898

Profit (loss) per share after adjusting regulatory reserve for loan losses (won)	￦	(791)	365

(*)	The Bank is required to reserve obligated amount of provision for regulatory reserve for loan losses according to the regulations and has been in compliance with the required minimum levels for the year ended December 31, 2013.

23. Net Interest Income

Net interest income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Interest income:
Due from banks	￦	34,225	30,941
Financial assets held for trading		58,519	65,432
Available-for-sale financial assets		738,508	966,555
Held-to-maturity financial assets		3,144	5,309
Loans		3,932,156	3,962,133

		4,766,552	5,030,370

Interest expense:
Financial liabilities designated at fair value through profit or loss		(45,267)	(50,263)
Deposits		(1,091,342)	(1,127,281)
Borrowings		(325,831)	(441,374)
Bonds		(1,573,647)	(1,665,282)

		(3,036,087)	(3,284,200)

Net interest income	￦	1,730,465	1,746,170

Interest received from impaired assets relating to loan receivables for the years ended December 31, 2013 and 2012 were ￦40,628 million and ￦19,766 million, respectively, and there was no interest received from impaired assets related to financial assets other than loans.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

24. Net Fees and Commission Income

Net fees and commission income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Fees and commission income:
Loan commissions	￦	189,704	232,400
Underwriting and investment consulting commissions		199,877	261,669
Brokerage and agency commissions		16,436	22,408
Trust and retirement pension plan commissions		29,799	33,529
Fees on asset management commissions		1,162	2,351
Other fees(*)		59,088	64,048

		496,066	616,405

Fees and commission expenses:
Brokerage and agency fees		(8,510)	(8,749)
Other fees		(33,822)	(33,917)

		(42,332)	(42,666)

	￦	453,734	573,739

(*)	Other fees consist of agent fee, commitment fee, etc.

25. Dividend Income

Dividend income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Financial assets held for trading	￦	191	167
Available-for-sale financial assets		66,061	62,024
Investments in subsidiaries and associates		71,617	188,091

	￦	137,869	250,282

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

26. Net Gain (Loss) on Financial Assets Held for Trading

Net gain (loss) related to financial assets held for trading for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Gains on financial assets held for trading:
Gains on sale	￦	20,954	28,603
Gains on valuation		1,110	1,825

		22,064	30,428

Losses on financial assets held for trading:
Losses on sale		(32,934)	(20,201)
Losses on valuation		(3,240)	(3,116)
Purchase related expense		(241)	(283)

		(36,415)	(23,600)

	￦	(14,351)	6,828

27. Net Gain (Loss) on Financial Liabilities Designated at Fair Value Through Profit or Loss

Net gain (loss) related to financial liabilities designated at fair value through profit or loss for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Gains on financial liabilities designated at FVTPL:
Gains on redemption	￦	2,606	1,252
Gains on valuation		44,021	2,039

		46,627	3,291

Losses on financial liabilities designated at FVTPL:
Losses on redemption		(119)	(291)
Losses on valuation		(937)	(67,095)

		(1,056)	(67,386)

	￦	45,571	(64,095)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

28. Net Gain (Loss) on Available-for-sale financial assets

Net gain (loss) on available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Gains on available-for-sale financial assets:
Gains on sale	￦	446,280	434,555
Reversal of impairment losses		22,138	46,878

		468,418	481,433

Losses on available-for-sale financial assets:
Losses on sale		(31,568)	(43,215)
Impairment losses		(637,701)	(307,384)

		(669,269)	(350,599)

	￦	(200,851)	130,834

29. Net Gain (Loss) on Derivatives

Net gain (loss) on derivatives for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Net gain (loss) on trading purpose derivatives:
Gains on trading purpose derivatives:
Interest	￦	1,858,925	1,696,417
Currency		4,703,321	4,707,670
Stock		6,013	45,433
Commodity		38,610	73,679
Embedded derivatives		22,260	61,023
Gains on adjustment of derivatives		6,158	4,687

		6,635,287	6,588,909

Losses on trading purpose derivatives:
Interest		(1,972,484)	(1,749,543)
Currency		(4,575,970)	(4,838,268)
Stock		(4,713)	(45,534)
Commodity		(38,528)	(68,047)
Embedded derivatives		(13,529)	(25,277)
Losses on adjustment of derivatives		(8,444)	(11,614)

		(6,613,668)	(6,738,283)

	￦	21,619	(149,374)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	2013		2012
Net loss on hedging purpose derivatives:
Gains on hedging purpose derivatives:
Interest	￦	44,233	97,699
Currency		98,508	127,087
Gains on adjustment of derivatives		2,021	2,051

		144,762	226,837

Losses on hedging purpose derivatives:
Interest		(228,126)	(89,027)
Currency		(296,768)	(151,090)
Losses on adjustment of derivatives		(2,174)	(3,180)

		(527,068)	(243,297)

		(382,306)	(16,460)

Net gain (loss) on fair value hedged items:
Gains on fair value hedged items:
Gains on valuation		644,381	568,982
Gains on redemption		208,451	204,255

		852,832	773,237

Losses on fair value hedged items:
Losses on valuation		(76,291)	(124,062)
Losses on redemption		(164,575)	(97,962)

		(240,866)	(222,024)

		611,966	551,213

	￦	251,279	385,379

30. Net Foreign Currency Transaction Gain (Loss)

Net foreign currency transaction gain (loss) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Net gain (loss) on foreign exchange transactions:
Gains on sales	￦	813,930	556,057
Losses on sales		(843,468)	(610,696)

		(29,538)	(54,639)

Net gain (loss) on foreign exchange translations:
Gains on foreign exchange translations		758,699	1,388,357
Losses on foreign exchange translations		(982,042)	(1,609,718)

		(223,343)	(221,361)

	￦	(252,881)	(276,000)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

31. Other Operating Income (loss), net

Other operating income (loss) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Other operating income:
Gains on sale of loans	￦	55,199	49,938
Reversal of other provisions		—	166
Gains on disposal of investments in subsidiaries and associates		6,268	708
Reversal of provisions		11,227	171,424
Others		7,918	10,409

		80,612	232,645

Other operating expenses:
Losses on sale of loans		(203,485)	(417,629)
Contribution to provision for other assets		(2,535)	(6,865)
Losses on disposal of investments in subsidiaries and associates		(6,031)	(1,859)
Provision for other allowances		(461,859)	(1,050)
Insurance expenses		(62,140)	(45,185)
Credit guarantee fund salary		(105,181)	(93,722)
Educational taxes		(33,652)	(30,552)
Foreign security contributions		(19,584)	(19,566)
Others		(36,728)	(53,538)

		(931,195)	(669,966)

	￦	(850,583)	(437,321)

32. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Payroll costs:
Short-term employee benefits	￦	262,650	263,656
Defined benefit costs		36,755	28,711
Defined contribution costs		273	—
Termination benefits		9,461	3,953

		309,139	296,320

Depreciation and amortization:
Depreciation of property and equipment		26,987	20,707
Amortization of intangible assets		19,347	16,446

		46,334	37,153

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	2013		2012
Other:
Employee welfare benefits		28,769	26,104
Rent expenses		24,057	22,105
Taxes and dues		17,011	16,645
Advertising expenses		18,220	32,810
Electronic data processing expenses		42,292	35,606
Fees and charges		23,048	20,376
Others		38,005	39,001

		191,402	192,647

	￦	546,875	526,120

33. Non-Operating Income and Expense

Non-operating income and expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Non-operating income:
Gain on disposal of property and equipment	￦	817	231
Gain on disposal of intangible assets		—	192
Rental income on investment property		1,230	1,721
Others		5,906	2,310

		7,953	4,454

Non-operating expenses:
Loss on disposal of property and equipment		(502)	(218)
Depreciation of investment property		(1,693)	(1,490)
Loss on disposal of investment property		—	(3,003)
Impairment losses on intangible assets		—	(684)
Donations		(14,332)	(9,255)
Others		(1,195)	(559)

		(17,722)	(15,209)

	￦	(9,769)	(10,755)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

34. Income Tax Expense (Benefit)

(1)	Income tax expenses (benefit) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Current income tax(*)	￦	202,113	404,756
Changes in deferred income taxes on temporary differences		(651,734)	(143,779)
Deferred income tax recognized directly to equity		(64,355)	(14,227)
Changes in income taxes due to consolidated tax return		(1,918)	(5,424)

Income tax expense (benefit)	￦	(515,894)	241,326

(*)	Includes changes such as those that arise from final tax returns

(2)	Profit (loss) before income taxes and income tax expense (benefit) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Profit (loss) before income taxes	￦	(1,963,285)	1,188,200
Income taxes calculated using enacted tax rates (24.2%)		(475,115)	287,544
Adjustments:
Non-deductible losses and tax free gains		(16,871)	34,898
Non-recognition effect of deferred income taxes		32,015	(29,921)
Tax credit		(20,926)	(16,292)
Changes in income taxes due to consolidated tax return		(1,918)	(5,424)
Net adjustments for prior year		(34,210)	(66)
Others		1,131	(29,413)

		(40,779)	(46,218)

Income tax expense (benefit)	￦	(515,894)	241,326

Effective tax rate	%	26.28	20.31

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(3)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

	2013
	January 1, 2013(*)		Decrease	Increase	December 31, 2013	Deferred tax assets (liabilities)
Derivative	￦	(1,108,677)	(1,108,677)	(455,982)	(455,982)	(110,348)
Investments in subsidiaries and associates		(663,003)	10,124	1,095,391	422,264	102,188
Gains on fair value hedged items valuation		250,641	250,641	(233,536)	(233,536)	(56,516)
Gains (losses) on foreign exchange translation for hedged liabilities		87,228	87,228	244,343	244,343	59,131
Impairment losses on investment bonds		404,652	68,710	140,729	476,671	115,354
Impairment losses on investment securities		880,156	51,106	496,922	1,325,972	320,885
Allowance for employee retirement benefits		157,276	10,630	26,991	173,637	42,020
Deposits for severance insurance		(146,153)	(10,630)	(32,486)	(168,009)	(40,658)
Held-for-trading securities		(19,181)	(19,177)	2,126	2,122	513
Available-for-sale bonds		(257,601)	(106,384)	—	(151,217)	(36,594)
Bad debt charge		460,140	54,839	300,152	705,453	170,720
Other provisions		(13,055)	89,143	540,085	437,887	105,969
Property impairment losses		7,840	173	—	7,667	1,856
Loan origination cost (fees)		(1,569)	(1,569)	(13,703)	(13,703)	(3,316)
Gains on sales of loans		(437,953)	(19,329)	(74,668)	(493,292)	(119,377)
Other		(423,843)	(75,111)	278,305	(70,427)	(17,044)

		(823,102)	(718,283)	2,314,669	2,209,850	534,783

Temporary differences from unrecognized deferred tax assets and liabilities:
Investments in subsidiaries and associates		199,152	12,889	132,516	318,779	—

	￦	(623,950)	(705,394)	2,447,185	2,528,629	534,783

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(*)	Deferred income taxes as of January 1, 2013 reflected previous year’s additional tax adjustment after the financial statements were issued.

	2012
	January 1, 2012(*)		Decrease	Increase	December 31, 2012	Deferred tax assets (liabilities)
Derivative	￦	(1,329,182)	(1,329,182)	(1,108,677)	(1,108,677)	(268,300)
Investments in subsidiaries and associates		(855,580)	(945)	130,044	(724,591)	(175,351)
Gains on fair value hedged items valuation		906,762	906,762	250,641	250,641	60,655
Gains (losses) on foreign exchange translation for hedged liabilities		(467,782)	(467,782)	87,228	87,228	21,109
Impairment losses on investment bonds		429,598	46,879	53,534	436,253	105,573
Impairment losses on investment securities		739,874	74,706	194,838	860,006	208,122
Allowance for employee retirement benefits		143,378	2,479	16,377	157,276	38,061
Deposits for severance insurance		(140,076)	(2,479)	(8,556)	(146,153)	(35,369)
Held-for-trading securities		(6,134)	(5,792)	(18,839)	(19,181)	(4,642)
Available-for-sale bonds		(383,702)	(235,284)	(141,385)	(289,803)	(70,132)
Bad debt charge		362,316	8,346	106,170	460,140	111,354
Other provisions		178,610	280,808	98,618	(3,580)	(866)
Property impairment losses		15,187	7,347	—	7,840	1,897
Loan origination cost (fees)		20,622	20,622	(1,569)	(1,569)	(380)
Gains on sales of loans		(428,714)	(9,557)	(18,796)	(437,953)	(105,985)
Other		(600,891)	(135,336)	188,478	(277,077)	(67,052)

		(1,415,714)	(838,408)	(171,894)	(749,200)	(181,306)

Temporary differences from unrecognized deferred tax assets and liabilities:
Investments in subsidiaries and associates		62,764	620	137,008	199,152	—

	￦	(1,352,950)	(837,788)	(34,886)	(550,048)	(181,306)

(*)	Deferred income taxes as of January 1, 2012 reflected previous year’s additional tax adjustment after the financial statements were issued.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(4)	Changes in deferred income taxes recognized directly to equity for the years ended December 31, 2013 and 2012 are as follows:

	2013
	December 31, 2013		Deferred tax assets (liabilities)	December 31, 2012	Deferred tax assets (liabilities)	Changes in deferred tax assets (liabilities)
Gains on valuation of available-for-sale financial assets	￦	361,931	(115,532)	558,937	(178,386)	62,854
Exchange differences on translation of foreign operations		(49,667)	15,856	(37,385)	11,935	3,921
Remeasurements of defined benefit liabilities		20,209	(6,452)	12,629	(4,032)	(2,420)

	￦	332,473	(106,128)	534,181	(170,483)	64,355

	2012
	December 31, 2012		Deferred tax assets (liabilities)	December 31, 2011	Deferred tax assets (liabilities)	Changes in deferred tax assets (liabilities)
Gains on valuation of available-for-sale financial assets	￦	558,937	(178,386)	565,171	(180,437)	2,051
Exchange differences on translation of foreign operations		(37,385)	11,935	6,128	(1,956)	13,891
Remeasurements of defined benefit liabilities		12,629	(4,032)	7,258	(2,317)	(1,715)

	￦	534,181	(170,483)	578,557	(184,710)	14,227

35. Earnings (loss) per Share

(1) Basic earnings (loss) per share

The Bank’s basic earnings (loss) per share for the years ended December 31, 2013 and 2012 are computed as follows:

(i) Basic earnings (loss) per share

	2013		2012
Profit (loss) attributable to ordinary shareholders of the Bank (A)	￦	(1,447,391,046,665)	946,873,545,560
Weighted-average number of ordinary shares outstanding (B)		1,850,454,427	1,850,372,235

Basic earnings (loss) per share (A/B)	￦	(782)	512

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(ii) Weighted-average number of shares of ordinary shares outstanding

	2013
	Number of ordinary shares	Days	Cumulative shares
Number of ordinary shares outstanding(A)	1,850,372,235	365	675,385,865,775
Increased paid-in capital(B)	2,000,000	15	30,000,000

Cumulative shares(C=A+B)			675,415,865,775

Weighted-average number of ordinary shares outstanding(C/365)			1,850,454,427

	2012
	Number of ordinary shares	Days	Cumulative shares
Number of ordinary shares outstanding	1,850,372,235	366	677,236,238,010

Cumulative shares(A)			677,236,238,010

Weighted-average number of ordinary shares outstanding(A/366)			1,850,372,235

(2) Diluted earnings (loss) per share

Diluted and basic earnings (loss) per share for the years ended December 31, 2013 and 2012 are equal because there is no potential dilutive instrument.

36. Pledged Assets

Assets pledged by the Bank as collateral as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
	Pledged assets		Related liabilities	Pledged assets	Related liabilities
Available-for-sale financial assets(*)	￦	8,482,074	3,950,854	8,632,564	1,647,768

(*)	Pledged as collateral related to bonds sold under repurchase agreements and borrowings

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

37. Guarantees and Commitments

Guarantees and commitments as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Confirmed acceptances and guarantees:
Acceptances in foreign currency	￦	763,968	720,522
Guarantees for bond issuance		989,822	682,447
Guarantees for loans		566,581	872,997
Acceptances for foreign loans		2,087	2,940
Acceptances for letter of guarantee		42,374	46,664
Others		5,214,558	5,928,214

		7,579,390	8,253,784

Unconfirmed acceptances and guarantees:
Letter of guarantee		2,846,366	2,657,180
Others		1,352,302	1,874,333

		4,198,668	4,531,513

Commitments:
Commitments on loans		5,965,549	8,403,055
Securities purchase agreement		20,709	20,709
Others		239,183	227,179

		6,225,441	8,650,943

Bills endorsed:
With recourse		—	266

	￦	18,003,499	21,436,506

38. Day One Profit or Loss

Changes in deferred day one profit or loss for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	(5,999)	(2,716)
New deferrals		(1,056)	(2,634)
Recognized in current profit or loss		2,039	4,669
Others (end of transaction, etc.)		753	(5,318)

Ending balance	￦	(4,263)	(5,999)

Deferred day one profit or loss arose from derivative financial instruments at level 3 on the fair value hierarchy.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

39. Trust Accounts

(1)	Trust accounts as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Accrued trust management fee	￦	15,399	18,226
Deposits		1,592,582	2,004,818
Trust accounts payable		451,910	264,399
Accrued interest on deposits		20,367	30,284

(2)	Transactions with trust accounts for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Fees on trust accounts	￦	28,688	32,712
Gains from trading of derivative instruments		1,808	1,521
Losses from trading of derivative instruments		—	(8,321)
Interest expenses on deposits		(67,015)	(90,004)
Interest expenses of trust accounts payable		(10,323)	(9,164)

(3)	Principals guaranteed money trust and principals and interest guaranteed money trust

The carrying amounts of principals guaranteed money trust and principals and interest guaranteed money trust as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Principals guaranteed money trust	￦	284,731	289,227
Principals and interest guaranteed money trust and non-guaranteed trust		208,201	202,343

	￦	492,932	491,570

Principal of money trust	￦	464,661	466,225
Income from trust deposits payable		28,271	25,345

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

40. Related Party Transactions

(1)	The Bank’s related parties as of December 31, 2013 are as follows:

Classification	Corporate name
Ultimate controlling party	KoFC
Controlling entities	KDBFG Inc.
Entities under common control	Daewoo Securities Co., Ltd., KDB Capital Corporation, KDB Asset Management Co., Ltd., KDB Infrastructure Investments Asset Management Co., Ltd
Subsidiaries	KDB Asia Ltd., KDB Ireland Ltd., KDB Bank Europe Ltd., Banco KDB Do Brazil S.A, KDB Bank Uzbekistan, Korea Infrastructure Fund, KDB Value PEF II, KDB Value PEF III, KDB Value PEF VI, KDB Venture M&A PEF, KDB Consus Value PEF, KDB Turn Around, Components and Materials M&A PEF, KoFC-KDB Materials and Compo nents Investment Fund No.1, Principals guaranteed trust accounts of KDB, Principals and interests guaranteed interest trust accounts of KDB, KDB SPC I and 10 others, KDB Shipping Private Fund KL I and 15 others,
Associates	Daewoo Shipbuilding & Marine Engineering Co., Ltd. GM Korea Company and 115 others, Troika Resource Investment PEF and 6 others, National Pension Service 06-2 Neoplux Corporate Restructuring Fund and 10 others
Others	Key management personnel

(2)	Significant balances with related parties as of December 31, 2013 and 2012 are as follows:

	Account	December 31, 2013		December 31, 2012
Ultimate controlling party:
KoFC	Loans	￦	—	63,390
	Derivative financial assets		106,760	13,079
	Deposits		643,415	615,081
	Borrowings		713,012	826,299
	Derivative financial liabilities		26,031	44,625
	Other liabilities		18,188	3,456
Controlling entities:
KDBFG Inc.	Deposits		4,992	28,074
	Other liabilities		23,544	173,613
Entities under common control:
Daewoo Securities Co., Ltd.	Loans		—	78,496
	Derivative financial assets		53,058	78,496
	Other assets		5,089	4,522
	Deposits		5,530	5,571
	Bonds		380,069	431,936
	Derivative financial liabilities		44,658	56,985
	Other liabilities		4,185	3,060

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	Account	December 31, 2013		December 31, 2012
KDB Capital Corporation	Derivative financial assets	￦	329	9
	Deposits		11,248	27,850
	Derivative financial liabilities		9,771	6,530
	Other liabilities		535	561
KDB Asset Management Co., Ltd.	Deposits		41	608
	Other liabilities		—	13
KDB Infrastructure Investments Asset Management Co., Ltd.	Loans		—	2,200
	Deposits		2,254	6,378
Subsidiaries:
KDB Ireland Ltd.	Loans		268,326	283,209
	Allowance for loan losses		(93)	(133)
	Derivative financial assets		7,112	10,681
	Other assets		613	1,227
	Allowance of other assets		—	(1)
	Deposits		1,055	—
	Bonds		36,075	36,075
	Derivative financial liabilities		352	19
KDB Bank Europe Ltd.	Cash and due from banks		286,340	167,790
	Loans		79,148	158,396
	Allowance for loan losses		(87)	(214)
	Derivative financial assets		4,109	6,479
	Other assets		751	1,371
	Borrowings		—	12,853
	Derivative financial liabilities		414	3,274
Banco KDB Do Brazil S.A.	Loans		183,220	192,516
	Allowance for loan losses		(59)	(118)
	Other assets		3,554	5,866
	Allowance of other assets		(1)	(4)
KDB Asia Ltd.	Cash and due from banks		188,250	202,794
	Loans		184,765	213,828
	Allowance for loan losses		(23)	(36)
	Derivative financial assets		2,694	5,115
	Other assets		547	1,468
	Deposits		2	2
	Borrowings		9,396	—
	Bonds		126,282	126,282
	Derivative financial liabilities		67	2

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	Account	December 31, 2013		December 31, 2012
KDB Value PEF VI	Securities	￦	70,068	20,509
	Loans		1,294,365	1,306,266
	Allowance for loan losses		(944)	(1,146)
	Derivative financial assets		2,670	1,678
	Other assets		35,177	31,976
	Allowance of other assets		(22)	(12)
	Deposits		69,504	160,574
	Borrowings		6,890	3,046
	Bonds		50,000	—
	Derivative financial liabilities		2,670	—
	Other liabilities		3,644	67
Others	Securities		341,217	305,420
	Loans		81,529	16,846
	Allowance for loan losses		(185)	(31)
	Derivative financial assets		228	—
	Other assets		6,433	4,493
	Allowance of other assets		(2)	(1)
	Deposits		78,890	163,956
	Borrowings		10,589	—
	Bonds		40,000	—
	Derivative financial liabilities		5,157	2,909
	Other liabilities		3,076	3,065
Associates:
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Loans		1,365,249	1,510,475
	Allowance for loan losses		(1,550)	(2,335)
	Derivative financial assets		—	2,506
	Other assets		3,259	610
	Deposits		204,097	7,124
	Derivative financial liabilities		145,638	89,058
	Other liabilities		363	136
Others	Securities		33,632	350,370
	Loans		2,615,343	1,280,646
	Allowance of other assets		(12,754)	(12,012)
	Derivative financial assets		20,212	28,236
	Other assets		191	300
	Deposits		197,844	—
	Borrowings		1,000	—
	Derivative financial liabilities		126,512	42,952
	Other liabilities		396	781

		￦	10,235,904	9,218,035

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(3)	Significant transactions with related parties for the years ended December 31, 2013 and 2012 are as follows:

	Account	2013		2012
Ultimate controlling party:
KoFC	Interest income	￦	1,057	3,834
	Fees and commission income, other income		132,284	35,573
	Interest expenses		(35,830)	(45,967)
	Other operating expenses		(56,182)	(49,948)
Controlling entities:
KDBFG Inc.	Fees and commission income, other income		7,165	5,670
	Interest expenses		(634)	(2,109)
	Other operating expenses		(17,690)	(17,690)
Entities under common control:
Daewoo Securities Co., Ltd.	Interest income		—	238
	Fees and commission income, other income		4,902	80,511
	Interest expenses		(10,306)	(15,737)
	Other operating expenses		(20,910)	(81,208)
KDB Capital Corporation	Interest income		—	112
	Reversal of allowance for loan losses			1
	Fees and commission income, other income		1,560	1,257
	Interest expenses		(114)	—
	Other operating expenses		(10,160)	(6,824)
KDB Asset Management Co., Ltd.	Fees and commission income, other income		20	2
	Interest expenses		(3)	(49)
KDB Infrastructure Investments Asset Management Co., Ltd.	Fees and commission income, other income		—	13
	Interest expenses		(106)	(88)
	General and administrative expenses		—	(21)
	Other operating expenses		—	(19)
Subsidiaries:
KDB Ireland Ltd.	Interest income		3,192	4,421
	Reversal of allowance for loan losses		90	160
	Fees and commission income, other income		1	161
	Interest expenses		—	(13)
	Provision for loan losses		(5)	(172)
	Other operating expenses		(12)	(81)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	Account	2013		2012
KDB Bank Europe Ltd.	Interest income	￦	4,436	4,416
	Reversal of allowance for loan losses		514	162
	Fees and commission income, other income		8,691	1,308
	Interest expenses		(60)	(8)
	Provision for loan losses		(150)	(348)
	Other operating expenses		(3,364)	(19,735)
Banco KDB Do Brazil S.A.	Interest income		11,371	18,404
	Reversal of allowance for loan losses		34	44
	Fees and commission income, other income		9	54
	Provision for loan losses		(41)	(47)
	Other operating expenses		(70)	(18)
KDB Asia Ltd.	Interest income		3,751	4,421
	Reversal of allowance for loan losses		92	140
	Fees and commission income, other income		1,378	2,782
	Interest expenses		(5)	(5)
	Provision for loan losses		(79)	(125)
	Other operating expenses		(1,706)	(578)
KDB Bank Uzbekistan	Interest income		—	34
KDB Value PEF VI	Interest income		1,071	62,161
	Fees and commission income, other income		37,987	31,576
	Interest expenses		(1,071)	(1,285)
	Other operating expenses		(4,103)	(6,936)
Others	Interest income		72,252	1,792
	Reversal of allowance for loan losses		129	51
	Fees and commission income, other income		47,012	468,825
	Interest expenses		(669)	(817)
	Provision for loan losses		(236)	(1)
	Other operating expenses		(7,625)	(7,180)
Associates:
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Interest income		46,815	29,319
	Reversal of allowance for loan losses		785	—
	Fees and commission income, other income		22,212	6,951
	Interest expense		(1,650)	(1,193)
	Provision for loan losses		—	(366)
	Other operating expenses		(82,692)	(141,146)

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	Account	2013		2012
Others	Interest income	￦	119,624	67,483
	Fees and commission income, other income		404,507	312,655
	Interest expenses		(3,560)	(6,892)
	Provision for loan losses		(266,508)	(2,013)
	Other operating expenses		(517,223)	(100,307)
Key management personnel:	General and administrative expenses		(1,444)	(1,677)

		￦	(111,267)	633,928

(4)	Details of guarantees and commitments to the related parties as of December 31, 2013 and 2012 are as follows:

	Account	2013		2012
Subsidiaries:
KDB Value VI PEF	Unconfirmed acceptances and guarantees	￦	66,000	—
Others	Loan commitments		546,300	603,000
Associates:
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Confirmed acceptances and guarantees		729,560	501,672
	Unconfirmed acceptances and guarantees		134,992	461,944
Others	Confirmed acceptances and guarantees		663,110	202,280
	Unconfirmed acceptances and guarantees		616,920	—

		￦	2,756,882	1,768,896

(5)	Details of changes to commitments on loans to the related parties for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Ultimate controlling party		Entities under common control	Subsidiaries	Associates	Total
Beginning balance	￦	63,390	80,696	2,171,061	2,791,121	5,106,268
Increase		32,268	—	2,230,732	2,335,188	4,598,188
Decrease		(95,658)	(80,696)	(2,310,440)	(1,145,717)	(3,632,511)

Ending balance	￦	—	—	2,091,353	3,980,592	6,071,945

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	2012
	Ultimate controlling party		Entities under common control	Subsidiaries	Associates	Total
Beginning balance	￦	136,509	706	1,885,372	1,006,882	3,029,469
Increase		—	79,990	519,737	2,103,559	2,703,286
Decrease		(73,119)	—	(234,048)	(319,320)	(626,487)

Ending balance	￦	63,390	80,696	2,171,061	2,791,121	5,106,268

(6)	Details of changes to commitments on borrowings to the related parties for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Ultimate controlling party		Subsidiaries	Associates	Total
Beginning balance	￦	826,299	15,899	—	842,198
Increase		713,012	1,396,652	1,000	2,110,664
Decrease Ending balance		(826,299)	(1,385,676)	—	(2,211,975)

	￦	713,012	26,875	1,000	740,887

	2012
	Ultimate controlling party		Subsidiaries	Associates	Total
Beginning balance	￦	—	245,505	2,051	247,556
Increase		826,299	—	—	826,299
Decrease		—	(229,606)	(2,051)	(231,657)

Ending balance	￦	826,299	15,899	—	842,198

(7)	Details of assets pledged as collaterals to the related parties as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Carrying amounts		Amounts collateralized	Secured party
Available-for-sale debt securities	￦	16,064	16,000	Daewoo Securities Co., Ltd.

	December 31, 2012
	Carrying amounts		Amounts collateralized	Secured party
Available-for-sale debt securities	￦	25,104	24,900	Daewoo Securities Co., Ltd.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(8)	Details of assets pledged as collaterals from the related parties as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Carrying amounts		Amounts collateralized	Secured party
Securities denominated in foreign currencies	￦	55,637	61,207	KDB Ireland Ltd.

	December 31, 2012
	Carrying amounts		Amounts collateralized	Secured party
Securities denominated in foreign currencies	￦	57,020	65,395	KDB Ireland Ltd.

41. Statements of Cash Flows

(1)	Cash and cash equivalents in the statements of cash flows as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Cash and due from banks:
Cash and foreign currencies	￦	153,965	134,413
Due from banks denominated in Korean won		1,974,114	707,151
Due from banks denominated in foreign currencies		3,582,359	1,854,387

		5,710,438	2,695,951

Less: Restricted due from banks, others		(2,850,446)	(1,358,009)
Add: Financial instruments reaching maturity within three months from date of acquisition
Financial assets held for trading:
Government and public bonds		90,360	2,416
Loans:
Call-loans		3,980,568	4,060,214
Inter-bank loans		229,044	224,931

		4,209,612	4,285,145

		4,299,972	4,287,561

Cash and cash equivalents	￦	7,159,964	5,625,503

(2)	Significant transactions not involving cash flows for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Decrease in loans due to write-offs	￦	(336,530)	(367,717)
Increase in available-for-sale financial assets due to debt-to-equity swap		179,596	116,830
Decrease in accumulated other comprehensive income due to securities valuation		(259,860)	(8,285)
Deferred income tax effect due to securities valuation		62,854	2,051
Reclassification of available-for-sale financial assets to investments in subsidiaries and associates		9,141	177,064
Reclassification of investments in subsidiaries and associates to available-for-sale financial assets		6,108	13,371
Transfer from investment property to property and equipment		(10,098)	14,471

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

42.	Transfers of Financial Instruments

(1) Repurchase agreements sold and loaned debt securities

Details of financial assets and liabilities related to repurchase agreements sold and loaned debt securities that do not qualify for de-recognition as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
Characteristics of transactions	Carrying amounts for transferred assets		Carrying amounts for related liabilities	Carrying amounts for transferred assets	Carrying amounts for related liabilities
Repurchase agreements sold	￦	6,590,367	4,124,630	6,726,327	2,037,387
Loaned debt securities		59,527	—	29,359	—

	￦	6,649,894	4,124,630	6,755,686	2,037,387

(2) Transfers of financial instruments that do not qualify for de-recognition

Details of financial assets and liabilities related to transfers of financial instruments that do not qualify for de-recognition as of December 31, 2013 and 2012 are as follows:

There is no transfer of financial assets and liabilities that do not qualify for de-recognition as of December 31, 2013.

	December 31, 2012
	Date of sale	Carrying amounts of the assets		Carrying amounts of the liabilities	Reason for not qualifying for derecognition
KDB SOC securitization SPC	December 7, 2010	￦	15,923	6,000	(	*)

(*)	Most of the risks and rewards from ownership of the securitized financial assets have not been transferred to the Bank’s credit supports. Accordingly, the Bank does not derecognize the securitized financial assets.

43. Fair Value of Financial Assets and Liabilities

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(1) Fair value hierarchy of financial instruments measured at fair value

(i)	The fair value hierarchy of financial instruments measured at fair value as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Level 1		Level 2	Level 3	Total
Financial assets:
Financial assets held for trading	￦	1,083,683	341,970	—	1,425,653
Available-for-sale financial assets		1,991,068	21,694,312	1,848,853	25,534,233
Derivative financial assets		5	4,235,278	83,989	4,319,272

	￦	3,074,756	26,271,560	1,932,842	31,279,158

Financial liabilities:
Financial liabilities designated at FVTPL	￦	—	668,627	9,289	677,916
Derivative financial liabilities		—	3,856,378	23,723	3,880,101

	￦	—	4,525,005	33,012	4,558,017

	December 31, 2012
	Level 1		Level 2	Level 3	Total
Financial assets:
Financial assets held for trading	￦	1,346,544	530,820	—	1,877,364
Available-for-sale financial assets		1,524,035	21,509,242	1,852,733	24,886,010
Derivative financial assets		45	5,028,289	149,556	5,177,890

	￦	2,870,624	27,068,351	2,002,289	31,941,264

Financial liabilities:
Financial liabilities designated at FVTPL	￦	—	864,427	10,770	875,197
Derivative financial liabilities		—	4,052,362	34,494	4,086,856

	￦	—	4,916,789	45,264	4,962,053

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(ii)	Changes in the fair value of level 3 financial instruments for the years ended December 31, 2013 and 2012 are as follows:

	2013
	January 1, 2013		Profit or loss	Other comprehensive income	Acquisition/ Issue	Sale/ Settlement	Adjustments in level(*)	December 31, 2013
Financial assets:
Available-for-sale financial assets	￦	1,852,733	(71,448)	(108,695)	1,090,757	(364,341)	(550,153)	1,848,853
Derivative financial assets		149,556	1,138	—	37,920	(104,625)	—	83,989

	￦	2,002,289	(70,310)	(108,695)	1,128,677	(468,966)	(550,153)	1,932,842

Financial liabilities:
Financial liabilities designated at FVTPL	￦	10,770	230	—	5,788	(7,499)	—	9,289
Derivative financial liabilities		34,494	(9,593)	—	7,942	(9,120)	—	23,723

	￦	45,264	(9,363)	—	13,730	(16,619)	—	33,012

(*)	Upon adoption of K-IFRS No. 1113 Fair Value Measurement during the year ended December 31, 2013, available-for-sale financial assets with restrictions on disposals of publicly traded stocks are measured by quoted prices in active markets, since the restrictions are applicable to characteristics of the entity’s holding, and therefore transfer levels occur.

	2012
	January 1, 2012		Profit or loss	Other comprehensive income	Acquisition/ Issue	Sale/ Settlement	December 31, 2012
Financial assets:
Available-for-sale financial assets	￦	3,107,469	128,486	(93,789)	397,828	(1,687,261)	1,852,733
Derivative financial assets		159,974	35,602	—	21,883	(67,903)	149,556

	￦	3,267,443	164,088	(93,789)	419,711	(1,755,164)	2,002,289

Financial liabilities:
Financial liabilities designated at FVTPL	￦	798	(1,006)	—	13,569	(2,591)	10,770
Derivative financial liabilities		83,309	56	—	11,269	(60,140)	34,494

	￦	84,107	(950)	—	24,838	(62,731)	45,264

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(iii)	Details of valuation technique and inputs used in the fair value measurement categorized within level 2 of the fair value hierarchy of financial instruments measured at fair value as of December 31, 2013 are as follows:

December 31, 2013
	Valuation technique	Input
Financial assets held for trading:
Equity securities	Net asset value approach	Underlying asset price
Debt securities	Discounted cash flow method	Discount rate

Available-for-sale financial assets:
Equity securities	Net asset value approach	Underlying asset price
Debt securities	Discounted cash flow method	Discount rate

Derivatives financial assets:
Interest rate swaps	Discounted cash flow method,	Discount rate,
Currency forwards, swaps	Black-Scholes model,	Volatility,
Currency options	Modified Black model,	Exchange rate,
Commodities options	Black-Scholes model	Commodity index

Financial liabilities designated at FVTPL:
Bonds	Discounted cash flow method	Discount rate

(iv)	Details of valuation technique and quantitative information about unobservable inputs used in the fair value measurement categorized within level 3 of the fair value hierarchy of financial instruments measured at fair value as of December 31, 2013 are as follows:

December 31, 2013
	Valuation technique	Unobservable input	Range (%)
Available-for-sale financial assets:
Equity securities	Discounted cash flow	Discount rate	5.05 ~ 27.10
	method,	Growth rate	0.00
	Risk- adjusted discount	Rate of increase in
	rate method,	liquidation value	0.00
	Relative value	Discount rate of
	approach	rent cash flow Rate of increase in property disposal price	8.01 0.92
Derivatives financial assets:
Interest rate swaps	Discounted cash flow	Volatility	9.50 ~ 16.00
	method	Correlation coefficient	(-)0.90 ~ 0.99
Interest rate options	Modified Black model	Volatility	9.50 ~ 16.00
Stock index options	Black-Scholes model	Volatility	15.40 ~ 57.00
Equity options	Finite difference	Volatility	15.40 ~ 57.00
	method	Correlation coefficient	0.001 ~ 0.49
Financial liabilities designated at FVTPL:
Borrowings	Finite difference	Volatility	15.40 ~ 57.00
	method	Correlation coefficient	0.001 ~ 0.49

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(v)	The sensitivity analysis on changes in unobservable inputs for financial instruments categorized within level 3 of the fair value hierarchy of financial instruments measured at fair value as of December 31, 2013 is as follows:

	Profit(loss) for the year			Comprehensive income(loss)
	Favorable change		Unfavorable change	Favorable change	Unfavorable change
Available-for-sale financial assets(*1)	￦	—	—	127,054	(64,840)
Derivatives financial instruments(*2)		8,471	(7,551)	—	—
Financial liabilities designated at FVTPL(*2)		136	(132)	—	—

	￦	8,607	(7,683)	127,054	(64,840)

(*1)	Sensitivity amounts of equity securities are calculated by increasing and decreasing the correlations between the discount rates(-1~1%) and the growth rates(0~1%) or the rate of increase in liquidation value(-1~1%) which are significant unobservable inputs. Sensitivity amounts for beneficiary certificates are calculated by increasing and decreasing the correlations between the discount rate of rent cash flow(-1~1%) and the rate of increase in property disposal price(-1~1%), only when it is consists of real property. Other than that, it is difficult to measure the sensitivity amounts of beneficiary certificates for practical reasons.
(*2)	Sensitivity amounts of derivatives financial instruments and financial liabilities designated at FVTPL are calculated by increasing and decreasing the correlation coefficient and volatility(- 10~10%) which are significant unobservable inputs.

(2)	Fair value hierarchy of financial instruments disclosed by fair value

(i)	The fair value hierarchy of financial instruments disclosed by fair value as of December 31, 2013 is as follows:

	December 31, 2013
	Level 1		Level 2	Level 3	Total
Financial assets:
Cash and due from banks(*)	￦	2,859,992	2,850,345	—	5,710,337
Loans(*)		—	4,224,342	93,392,378	97,616,720
Held-to-maturity financial assets		7,703	20,200	—	27,903
Other financial assets(*)		—	3,488,431	656,296	4,144,727

	￦	2,867,695	10,583,318	94,048,674	107,499,687

Financial liabilities:
Deposits(*)	￦	—	2,223,052	35,520,796	37,743,848
Borrowings(*)		—	1,560,347	21,695,966	23,256,313
Bonds		—	56,732,246	—	56,732,246
Other financial liabilities(*)		—	2,921,458	2,061,068	4,982,526

	￦	—	63,437,103	59,277,830	122,714,933

(*)	For financial instruments categorized as level 2, the carrying amount is considered a reasonable approximation of the fair value and is thus, disclosed as the fair value.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(ii)	Details of valuation technique and inputs used in the fair value measurement categorized within level 2 and 3 of the fair value hierarchy of financial instruments disclosed by fair value as of December 31, 2013 are as follows:

December 31, 2013
	Valuation technique	Input
Level 2
Financial assets:
Held-to-maturity financial assets	Discounted cash flow method	Discount rate
Financial liabilities:
Bonds	Discounted cash flow method	Discount rate
Level 3
Financial assets:
Loans	Discounted cash flow method	Credit spread, Other spread, Prepayment rate
Other financial assets	Discounted cash flow method	Other spread
Financial liabilities:
Deposits	Discounted cash flow method	Other spread
Borrowings	Discounted cash flow method	Other spread
Other financial liabilities	Discounted cash flow method	Other spread

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

44. Categories of Financial Assets and Liabilities

Categories of financial assets and liabilities as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Cash and cash equivalents		Financial instruments held for trading	Financial instruments designated at FVTPL	Available- for-sale financial instruments	Held-to- maturity financial instruments	Loan and receivables	Financial liabilities measured at amortized cost	Hedging purpose derivatives instruments	Total
Financial assets:
Cash and due from banks	￦	2,859,992	—	—	—	—	2,850,345	—	—	5,710,337
Financial assets held for trading		90,360	1,335,293	—	—	—	—	—	—	1,425,653
Available-for- sale financial assets		—	—	—	25,534,233	—	—	—	—	25,534,233
Held-to- maturity financial assets		—	—	—	—	27,109	—	—	—	27,109
Loans		4,209,612	—	—	—	—	92,098,801	—	—	96,308,413
Derivative financial assets		—	3,688,950	—	—	—	—	—	630,322	4,319,272
Other financial assets		—	—	—	—	—	4,139,475	—	—	4,139,475

	￦	7,159,964	5,024,243	—	25,534,233	27,109	99,088,621	—	630,322	137,464,492

Financial liabilities:
Financial liabilities designated at FVTPL	￦	—	—	677,916	—	—	—	—	—	677,916
Deposits		—	—	—	—	—	—	37,727,270	—	37,727,270
Borrowings		—	—	—	—	—	—	23,220,773	—	23,220,773
Bonds		—	—	—	—	—	—	55,924,868	—	55,924,868
Derivative financial liabilities		—	3,523,367	—	—	—	—	—	356,734	3,880,101
Other financial liabilities		—	—	—	—	—	—	4,982,513	—	4,982,513

	￦	—	3,523,367	677,916	—	—	—	121,855,424	356,734	126,413,441

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Cash and cash equivalents		Financial instruments held for trading	Financial instruments designated at FVTPL	Available- for-sale financial instruments	Held-to- maturity financial instruments	Loan and receivables	Financial liabilities measured at amortized cost	Hedging purpose derivatives instruments	Total
Financial assets:
Cash and due from banks	￦	1,337,942	—	—	—	—	1,357,906	—	—	2,695,848
Financial assets held for trading		2,416	1,874,948	—	—	—	—	—	—	1,877,364
Available-for-sale financial assets		—	—	—	24,886,010	—	—	—	—	24,886,010
Held-to-maturity financial assets		—	—	—	—	88,690	—	—	—	88,690
Loans		4,285,145	—	—	—	—	86,749,260	—	—	91,034,405
Derivative financial assets		—	4,320,948	—	—	—	—	—	856,942	5,177,890
Other financial assets		—	—	—	—	—	10,605,108	—	—	10,605,108

	￦	5,625,503	6,195,896	—	24,886,010	88,690	98,712,274	—	856,942	136,365,315

Financial liabilities:
Financial liabilities designated at FVTPL	￦	—		875,197	—	—	—	—	—	875,197
Deposits		—	—	—	—	—	—	38,652,332	—	38,652,332
Borrowings		—	—	—	—	—	—	21,977,467	—	21,977,467
Bonds		—	—	—	—	—	—	46,901,677	—	46,901,677
Derivative financial liabilities		—	3,960,206	—	—	—	—	—	126,650	4,086,856
Other financial liabilities		—	—	—	—	—	—	11,617,104	—	11,617,104

	￦	—	3,960,206	875,197	—	—	—	119,148,580	126,650	124,110,633

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

45. Offsetting of Financial Assets and Liabilities

Details of financial instruments subject to offsetting, enforceable master netting agreements or similar agreements as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Gross amounts of recognized financial asset		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Derivative financial assets(*)	￦	4,319,272	—	4,319,272	2,796,848	67,846	1,454,578
Receivable spot exchange(*)		2,636,758	—	2,636,758	2,629,396	—	7,362
Security deposits for repurchase agreements sold		6,590,367	—	6,590,367	4,124,630	—	2,465,737
Repurchase agreements bought		255,637	—	255,637	255,637	—	—
Loaned debt securities		59,527	—	59,527	59,527	—	—
Receivables from securities transaction		4,305	—	4,305	4,305	—	—

	￦	13,865,866	—	13,865,866	9,870,343	67,846	3,927,677

	December 31, 2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Derivative financial liabilities(*)	￦	3,880,101	—	3,880,101	2,486,797	—	1,393,304
Outstanding spot exchange(*)		2,635,493	—	2,635,493	2,629,396	—	6,097
Repurchase agreements sold		4,124,630	—	4,124,630	4,124,630	—	—
Payables from securities transaction		3,020	—	3,020	3,020	—	—

	￦	10,643,244	—	10,643,244	9,243,843	—	1,399,401

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Gross amounts of recognized financial asset		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Derivative financial assets(*)	￦	5,177,890	—	5,177,890	3,420,660	268,620	1,488,610
Receivable spot exchange(*)		7,435,915	—	7,435,915	7,435,031	—	884
Security deposits for repurchase agreements sold		6,726,327	—	6,726,327	2,037,387	—	4,688,940
Repurchase agreements bought		457,020	—	457,020	457,020	—	—
Loaned debt securities		29,359	—	29,359	29,359	—	—
Receivables from securities transaction		104,165	—	104,165	104,165	—	—

	￦	19,930,676	—	19,930,676	13,483,622	268,620	6,178,434

	December 31, 2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Derivative financial liabilities(*)	￦	4,086,856	—	4,086,856	3,095,449	—	991,407
Outstanding spot exchange(*)		7,435,456	—	7,435,456	7,435,031	—	425
Repurchase agreements sold		2,037,387	—	2,037,387	2,037,387	—	—
Payables from securities transaction		109,008	—	109,008	109,008	—	—

	￦	13,668,707	—	13,668,707	12,676,875	—	991,832

(*)	For the derivatives covered by the ISDA derivative contracts, all contracts are settled and the net amount of derivative contracts is measured and paid based on the liquidation value if the counterparty files for bankruptcy or has any credit issues.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

46. Operating Segments

(1)	The Bank has four reportable segments, as described below, which are the Bank’s strategic business units. The following summary describes the operations in each of the Bank’s reportable segments:

Industry	General information
Corporate finance	Provides trading services, and loans to corporate customers
Investment finance	Provides consulting services to corporate such as capital finance, restructuring, etc.
Asset management	Provides asset management services to individual and corporate customers
Others	Any other segment not mentioned above

(2)	Details of segment results for the Bank’s reportable segments for the years ended December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Corporate finance		Investment finance	Asset management	Others	Total
Operating revenues: Net interest income	￦	1,434,723	(31,083)	2,208	324,617	1,730,465
Non-interest income (loss), net		298,971	248,007	30,399	(190,982)	386,395
Income (loss) related to securities(*1)		(137,023)	(163,523)	—	85,344	(215,202)

		1,596,671	53,401	32,607	218,979	1,901,658
General administrative expenses		(345,912)	(81,225)	(11,098)	(108,640)	(546,875)
Provision for loan losses and others(*2)		(1,719,409)	(490,549)	—	(2,950)	(2,212,908)

Operating income (loss)	￦	(468,650)	(518,373)	21,509	107,389	(858,125)

	December 31, 2012(*3)
	Corporate finance		Investment finance	Asset management	Others	Total
Operating revenues: Net interest income	￦	1,517,933	39,342	1,126	187,769	1,746,170
Non-interest income (expense), net		319,071	412,237	34,144	(122,653)	642,799
Income (loss) related to securities(*1)		(114,185)	86,636	—	165,212	137,663

		1,722,819	538,215	35,270	230,328	2,526,632
General administrative expenses		(326,165)	(83,771)	(11,685)	(104,500)	(526,121)
Provision for loan losses and others(*2)		(647,810)	(15,885)	—	(2,512)	(666,207)

Operating income	￦	748,844	438,559	23,585	123,316	1,334,304

(*1)	Income related to securities is composed of losses (gains) related to financial assets held for trading and available-for-sale financial assets.
(*2)	Provision for loan losses and others comprises provision for loan losses, provision for derivative credit risks, losses (gains) on sales of loans, and provision for other losses.
(*3)	The prior period amounts reflect the effects of accounting policy changes, as described in note 3.(26).

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(3)	Geographical revenue information about the Bank’s operating segments for the years ended December 31, 2013 and 2012 and the geographical non-current asset information as of December 31, 2013 and 2012, are as follows:

	Revenues(*1 )			Non-current assets(*2)
	December 31, 2013		December 31, 2012(*3)	December 31, 2013	December 31, 2012(*3)
Domestic	￦	12,832,760	15,050,640	5,574,413	6,584,961
Overseas		795,166	696,915	3,355	3,414

	￦	13,627,926	15,747,555	5,577,768	6,588,375

(*1)	Revenues consist of interest income, fees and commission income, income related to securities, foreign currency transaction gain, gain on derivative, other operating income and provision for loan losses. Operating revenues are not reconciled to the income statement which discloses net amounts of some accounts.
(*2)	Non-current assets consist of investments in subsidiaries and associates, property and equipments, investment properties, and intangible assets.
(*3)	The prior period amounts reflect the effects of accounting policy changes, as described in note 3.(26).

47. Risk Management

(1) Introduction

(i) Objectives and principles

The Bank’s risk management aims to maintain financial soundness and effectively manage various risks pertinent to the nature of the Bank’s business. The Bank has set up and fulfilled policies to manage risks timely and effectively. Pursuant to the policies, the Bank’s risks shall be

•	managed comprehensively and independently,

•	recognized timely, evaluated exactly and managed effectively,

•	maintained to the extent that the risks balance with profit,

•	diversified appropriately to avoid concentration on specific segments,

•	managed to prevent excessive exposure by the setting up and managing of tolerance limits and guidelines.

(ii) Risk management strategy and process

The Bank’s risk management business is separated into two different stages; the ‘metrification stage,’ in which risks are estimated and monitored, and the ‘integration stage,’ in which information gained during the risk management process is integrated and used in management strategies. Risk management is recognized as a key component of the Bank’s management, and seeks to change from its previously adaptive and limited role to more leading and comprehensive role.

Furthermore, the Bank focuses on consistent communication among different departments in order to establish a progressive consensus on risk management.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(iii) Risk management governance

Risk Management Committee

The Bank’s Risk Management Commitee (the “Committee”) is composed of the President of the committee (an outside director), and four other commissioners including the CEO of the Bank. The Committee functions to establish policies of risk management, evaluate the capital adequacy of the Bank, discuss material issues relating to risk management, and present preliminary decisions on such matters.

The CEO of the Bank and the head of Risk Management Department

The CEO of the Bank, according to the policies of risk management, performs his or her role to manage and direct risk management in order to sustain efficiency and internal control. The head of the Risk Management Department is responsible for supervising the overall administration of the Bank’s risk management business and providing risk-related information to members of the board of directors and the Bank’s management.

Risk Management Practice Committee

The Bank’s Risk Management Practice Committee is composed of the main leaders of business segments, and exercises its role to review matters for decision on allocation by segment of internal capital limits and other material risk-related matters.

(iv) Performance of Risk Management Committee

The Risk Management Committee performs comprehensive reviews of all the affairs related to risk management and deliberates the decisions of the board of directors. For the year ended December 31, 2013 the key activities of the Risk Management Committee are as follows:

•	Major deliberation and resolution

•	Issuance plan and planning of subordinated Industrial Financial Debentures

•	Emergency funding plan for 2014

•	BIS capital ratio management objectives and internal capital planning for 2014

•	Major reporting

•	Report on simulation of Business Continuity Planning (BCP)

•	Assessment and approval standards of franchise loans

•	Credit Committee’s • Investment Committee’s quarterly decisions

•	Allocation and management standards of internal capital limits for 2013

•	Issuance and amendments to assessment and approval standards of household loans by instruments

•	Integrated crisis analysis on first half-year for 2013

•	Corporate credit ratings for 2013

•	Strengthening risk management capabilities for large exposures

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

•	Changes in credit risk premiums for household loans

•	Compatibility evaluation for the credit rating model and default rates for 2013

(v) Improvement of risk management system

For the continuous improvement of risk management, financial soundness and capital adequacy, the Bank performs the following:

•	Continuous improvement of Basel

•	Improvements in the internal capital adequacy assessment system, in line with the guidelines set by

•	the Financial Supervisory Service (“FSS”) in 2008, to manage capital adequacy more effectively

•	Improvements in the credit assessment system on Low Default Portfolio (“LDP”)

•	Elaboration of risk measuring criteria including credit risk parameters and measurement logics

•	Pre-operation of the Advanced Measurement Approach (“AMA”) since 2009, in arrangement with the FSS, to apply the risk management AMA

•	Expansion of risk management infrastructure to the global IB level

•	Establishment of the RAPM system in order to reflect risks to the Bank’s business and support decision-making upon management, and application of performance assessment at the branch level since 2010

•	Enforcement of risk management related to irregular compound derivatives and validation of the derivative pricing model developed by the Bank’s Front Office

•	Risk management of retail banking

•	On-going planning of asset expansion in the retail banking risk management operations sector of the department of risk management since the introduction of retail loan business in 2010

•

Establishment and application of assessment and approval standards by retail loan instruments, and expansion of retail banking risk management infrastructure such as accumulating databases in order to support analytic decision-making and develop a personal credit assessment model through the establishment of a “retail banking Data Mart”

•	To supplement the limit of a evaluation process with computerized system, the group adopted ‘underwriter’ which compensate the evaluation system in sophisticated level

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(vi) Risk management reporting and measuring system

The Bank endeavours consistently to objectively and rationally measure and manage all significant risks considering the characteristics of operational areas, assets and risks. In relation to reporting and measurement, the Bank has developed application systems as follows:

Application system	Approach	Completion date	Major function
Corporate Credit Rating System	Logit Model	Jun. 2004 Mar. 2008 Mar. 2010	Calculate corporate credit rating
Credit Risk Measurement System	Credit Risk+ Credit Metrics	Jul. 2003 Nov. 2007	Summarize exposures, manage exposure limits and calculate Credit VaR
Market Risk Management System	Risk Watch	Jun. 2002	Summarize position, manage exposure limits and calculate Market VaR
Interest/Liquidity Risk Management System	OFSA	Feb. 2006	Calculate repricing gap, duration gap, VaR and EaR
Operational Risk Management System	Standardized Approach AMA	May 2006 May 2009	Manage process and calculate CSA, KRI, OP and VaR Pre-operate the AMA

(vii) Response to Basel

The Korean authority implemented Basel II as of January 2008, and adopted the Standardized Approach and the Foundation Internal Ratings-Based Approach. The Advanced Approaches were adopted later in 2009.

In conformity with the implementation roadmap of Basel II, the Bank obtained the approval to use the Foundation Internal Ratings-Based Approach on credit risk from the FSS in July 2008 and has applied the approach since late June 2008. The Bank applies the Standardized Approach on market risks and operational risks.

To establish credibility and maintain financial soundness, the Bank plans to adopt the Advanced Approaches (Credit risk: Advanced Internal Ratings-Based Approach, Operational risk: Advanced Measurement Approach etc) by continuously improving related systems and policies. Furthermore, the Bank completed the “Basel III standard risk management system” in preparation of the adoption of the Basel III regulations announced on December 1, 2013. Starting from 2013 year-end, the BIS capital adequacy ratio was measured in accordance to the Basel III regulations.

(viii) Internal capital adequacy assessment process

Internal capital adequacy assessment process is defined as the process that the Bank aggregates significant risks, calculates its internal capital, compares the internal capital with the available capital and assesses its internal capital adequacy.

•	Internal capital adequacy assessment

For the purpose of the internal capital adequacy assessment, the Bank calculates its aggregated internal capital and available capital by evaluating all significant risks and taking into account the quality and

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

components of capital, and then assesses the internal capital adequacy by comparing the aggregated internal capital with the available capital.

•	Goal setting of internal capital management

The Bank sets up and manages an internal capital limit on an annual basis, through the approval of the Risk Management Committee, in order to maintain internal capital adequacy by managing internal capital (integrated risks) within the extent of available capital.

The prior year’s internal capital, analysis of domestic and foreign environment changes in the current year, and the direction and size of operations are all reflected in the goal setting of internal capital management to calculate the integrated internal capital scale. Moreover, Bank for International Settlements(“BIS”) capital adequacy ratio and risk appetite are taken into consideration in the goal setting of internal capital management

•	Allocation of internal capital

The Bank’s entire internal capital is allocated to each headquarter and department, according to the extent of possible risk faced and size of operations, after the Risk Management Committee’s deliberation and the board of directors’ approval. The allocated internal capital is monitored regularly and managed using various management methods. The results of monitoring and managing the allocated internal capital are reported to the Risk Management Committee. In case of any material changes in the Bank’s business plan or risk operation strategy, the Bank adjusts the allocations elastically.

•	Composition of internal capital

Internal capital comprises all the significant risks of the Bank and is composed of quantifiable and non- quantifiable risks. Quantifiable risks are composed of credit risk, market risk, interest rate risk, operational risk and credit concentration risk, and are risks measured quantitatively by applying reasonable methodology using objective data. Non-quantifiable risks are composed of strategy risk, reputation risk, residual risk on asset securitization and furthermore. Non-quantifiable risks are those risks that cannot be measured quantitatively because of lack of data or the absence of appropriate measuring methologies.

(2) Credit Risk

(i) Concept

Credit risk can be defined as potential loss resulting from the refusal to perform obligations or default of counterparties. More generally, it is used to refer to the possibility of loss from engaged bonds that cannot be redeemed properly or from substitute payments.

(ii) Approach to credit risk management

Summary of credit risk management

The Bank regards credit risk as the most important risk area in its business operations, and accordingly, closely monitors its credit risk exposure. The Bank manages both credit risks at portfolio level and at individual credit level. At portfolio level, the Bank reduces credit concentration and restructures the portfolio in such a way to maximize profitability considering the risk level. To avoid credit concentration on a particular sector, the Bank

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

manages credit limits by client, group, and industry. The Bank also resets exposure management directives for each industry by conducting an industry credit evaluation twice a year.

At the individual credit level, the relationship manager (“RM”), the credit officer (“CO”) and the Credit Review Committee manage each borrower’s credit risk.

Post management and insolvent borrower management

The Bank monitors the borrower’s credit rating from the date of the loan to the date of the final collection of debt consistently, and inspects the borrower’s status regularly and frequently in order to prevent the generation of new bad debts and to stabilize the number of debt recoveries.

In addition, an early warning system is operated to spot borrowers that are highly likely to be insolvent. The early warning system provides financial information, financial transaction information, public information and market information of the borrower, and such information is used by the RM and the CO to monitor and manage changes in the borrower’s credit rating.

Under the early warning system, a borrower that is highly likely to be insolvent is classified as an early warning borrower or a precautionary borrower The Bank sets up a specific and applicable stabilization plan for such a borrower considering the borrower’s characteristics. Furthermore, sub-standard borrowers are classified as insolvent borrowers, and are managed intensively by the Bank, which takes legal proceedings, disposals or corporate turnaround measures if necessary.

Classification of asset soundness and provision of allowance for loss

Classification of asset soundness is fulfilled by the analysis and assessment of credit risk. The classification is used in order to provision an appropriate allowance, prevent further occurrences of insolvent assets and promote the normalization of existing insolvent assets to enhance the stabilization of asset operations.

Based on the Financial Supervisory Regulations of the Republic of Korea, the Bank has established standards and guidelines on the classification of asset soundness, according to the Forward Looking Criteria (“FLC”), which reflects not only the borrower’s past records of repayment but also their future debt repayment capability.

In conformity with these standards, the Bank classifies the soundness of its assets as “normal”, “precautionary”, “substandard”, “doubtful”, or “estimated loss” and differentiates the coverage ratio by the level of classification.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Loans

Details of loans as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Neither past due nor impaired	￦	93,616,632	89,892,960
Past due but not impaired		142,150	113,921
Impaired		4,361,030	1,868,306

		98,119,812	91,875,187
Allowance for loan losses		(1,773,150)	(782,541)
Present value discount		(43,577)	(49,006)
Deferred loan origination costs and fees		5,328	(9,235)

Net value	￦	96,308,413	91,034,405

Ratio of allowance for loan losses to total loans	%	1.81	0.85

Loans that are neither past due nor impaired

Loans that are neither past due nor impaired as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Loans in Korean won					Other loans		Total
	Loans for working capital		Loans for facility developments	Others	Loans in foreign currencies	Private placed corporate bonds	Others
AAA ~ B- (Normal)	￦	24,327,659	32,669,282	2,765,568	19,941,319	2,993,711	8,585,850	91,283,389
CCC (Precautionary)		889,345	420,820	—	351,995	26,493	201,321	1,889,974
CC (Substandard)		190,426	70,222	—	37,560	104,296	40,765	443,269
C (Doubtful)		—	—	—	—	—	—	—
D (Estimated loss)		—	—	—	—	—	—	—

	￦	25,407,430	33,160,324	2,765,568	20,330,874	3,124,500	8,827,936	93,616,632

	December 31, 2012
	Loans in Korean won					Other loans		Total
	Loans for working capital		Loans for facility developments	Others	Loans in foreign currencies	Private placed corporate bonds	Others
AAA ~ B- (Normal)	￦	22,485,377	31,009,479	1,758,924	18,413,199	4,385,189	9,824,481	87,876,649
CCC (Precautionary)		774,545	291,950	—	404,803	76,078	283,689	1,831,065
CC (Substandard)		43,365	14,323	—	—	95,036	32,522	185,246
C (Doubtful)		—	—	—	—	—	—	—
D (Estimated loss)		—	—	—	—	—	—	—

	￦	23,303,287	31,315,752	1,758,924	18,818,002	4,556,303	10,140,692	89,892,960

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Loans that are past due but not impaired

Loans that are past due but not impaired as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Loans in Korean won					Other loans
	Loans for working capital		Loans for facility developments	Others	Loans in foreign currencies	Private placed corporate bonds	Others	Total
Within 30 days	￦	47,318	35,477	2,947	29,249	12,200	11,326	138,517
Within 30 ~ 60 days		250	—	198	—	—	—	448
Within 60 ~ 90 days		1,170	991	—	1,024	—	—	3,185

	￦	48,738	36,468	3,145	30,273	12,200	11,326	142,150

	December 31, 2012
	Loans in Korean won					Other loans
	Loans for working capital		Loans for facility developments	Others	Loans in foreign currencies	Private placed corporate bonds	Others	Total
Within 30 days	￦	50,028	24,718	180	19,010	3,000	7,068	104,004
Within 30 ~ 60 days		5,025	183	—	—	—	—	5,208
Within 60 ~ 90 days		2,739	1,970	—	—	—	—	4,709

	￦	57,792	26,871	180	19,010	3,000	7,068	113,921

Impaired loans

Impaired loans as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Loans in Korean won					Other loans
	Loans for working capital		Loans for facility developments	Others	Loans in foreign currencies	Private placed corporate bonds	Others	Total
Impaired Loans:
Individual	￦	2,316,343	583,176	—	73,123	706,576	491,821	4,171,039
Collective		90,433	59,652	305	18,636	3,780	17,185	189,991

	￦	2,406,776	642,828	305	91,759	710,356	509,006	4,361,030

	December 31, 2012
	Loans in Korean won				Other loans
	Loans for working capital		Loans for facility developments	Loans in foreign currencies	Private placed corporate bonds	Others	Total
Impaired Loans:
Individual	￦	793,612	428,059	68,646	351,433	120,547	1,762,297
Collective		42,258	16,439	39,816	4,280	3,216	106,009

	￦	835,870	444,498	108,462	355,713	123,763	1,868,306

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(iii) Measurement methodology of credit risk

Pursuant to Basel II, the Bank selects the measurement methodology of credit risk considering the complexity of measurement, measurement factors, estimating methods and others. Measurement approaches are divided into Standardized Approach and Internal Ratings-Based Approach.

Standardized Approach (“SA”)

In the case of the Standardized Approach, the risk weights are applied according to the credit rating assessed by External Credit Assessment Institution (“ECAI”). Risk weights in each credit rating are as follows:

Credit rating(*)	Corporate	Country	Bank	Asset securitization
AAA ~ AA-	20.00%	0.00%	20.00%	20.00%
A+ ~ A-	50.00%	20.00%	50.00%	50.00%
BBB+ ~ BBB-	100.00%	50.00%	100.00%	100.00%
BB+ ~ BB-	100.00%	100.00%	100.00%	350.00%
B+ ~ B-	150.00%	100.00%	100.00%	Deducted from Equity (1,250%)
Below B-	150.00%	150.00%	150.00%	”
Unrated	100.00%	100.00%	100.00%	”

(*)	Credit rating refer to those evaluated by global credit rating agencies such as S&P or Moody’s

The OECD, S&P, Moody’s and Fitch are designated as foreign ECAI and Korea Investors Service Co., Ltd., NICE Investors Services Co., Ltd. and the Korea Ratings Co., Ltd. are designated as domestic ECAI.

The Bank applies the credit rating based on the corresponding loan and same borrower’s unsecured senior loans. In the case the borrower’s risk weight is higher than the unrated exposure’s risk weight (100%), the higher weight is applied. In the case the borrower has more than one rating, the higher weight of the two lowest weights (second best criteria) is applied.

Internal Ratings-Based Approach (“IRB”)

To use the Internal Ratings-Based Approach, a bank must be approved by the FSS and should also meet the requirement pre-set by the FSS.

In relation to Basel II that has been adopted domestically as of January 2008, the Bank gained approval from the FSS to use the Foundation Internal Ratings-Based Approach in July 2008. The Bank has calculated credit risk-weighted assets using the approach since late June 2008.

Measurement method of credit risk-weighted asset

The Bank calculates credit risk-weighted assets of corporate exposures and asset securitization exposures using the Foundation Internal Ratings-Based Approach as of December 31, 2013.

The Standardized Approach is applied to country exposures, public institution exposures and bank exposures according to the interpretation of the FSS permanently, and applied to overseas subsidiary and the Bank’s branch pursuant to prior consultation with the FSS.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

The Standard Approach is applied to special finance, non-residents, non-banking financial institutions currently, and will be replaced by the Internal Ratings-Based Approach in the future.

<Approved measurement method>
Measurement method		Exposure
Standardized Approach	Permanent
	SA(*1)	—Countries, public institutions and banks
	SA(*2)	—Overseas subsidiaries and branches, and other assets
Foundation Internal Ratings-Based Approach		—Corporate and small and medium enterprises and asset securitization (at each credit level)
Application of IRB by phase		—Special lending, non-residence, non-bank financial institutions

(*1)	Pursuant to the interpretation of the FSS, the Standardized Approach is applied to the exposures of governments, banks and other public institutions.
(*2)	The Standardized Approach is applied, pursuant to prior consultation with the FSS, in the case the credit risk-weighted assets of a specific business segment is less than 15% of the entire credit risk-weighted assets.

The mitigated effect of credit risks reflects the related policies which consider eligible collateral and guarantees. The Bank calculates the credit risk-weighted assets using the capital adequacy ratio.

Upon the calculation of credit risk-weighted assets for derivatives, the Bank takes into consideration the set-off effects of transactions under legally enforceable rights to set-off to calculate exposures.

Exposure less credit risk mitigation by asset type as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Exposure		Credit risk mitigation	Exposure less credit risk mitigation
Government	￦	6,316,470	—	6,316,470
Bank		8,659,586	—	8,659,586
Corporate		113,859,492	(89,316)	113,770,176
Stock		7,928,776	—	7,928,776
Indirect investments		4,405,870	—	4,405,870
Asset securitization		5,451,596	(4)	5,451,592
Over-the-counter derivatives		7,486,854	(4,101,399)	3,385,455
Retail assets		1,950,113	(41,619)	1,908,494
Others		22,153,386	(4,433,933)	17,719,453

	￦	178,212,143	(8,666,271)	169,545,872

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Exposure		Credit risk mitigation	Exposure less credit risk mitigation
Government	￦	5,932,290	—	5,932,290
Bank		8,204,972	—	8,204,972
Corporate		108,002,924	(98,347)	107,904,577
Stock		8,523,869	—	8,523,869
Indirect investments		3,864,830	—	3,864,830
Asset securitization		8,117,135	—	8,117,135
Over-the-counter derivatives		8,181,229	(3,925,954)	4,255,275
Others		22,466,698	(170,509)	22,296,189

	￦	173,293,947	(4,194,810)	169,099,137

Credit rating model

The results of credit rating are presented as grades through an assessment of the debt repayment capacity that the principal and interest of debt securities or loans are redeemed while complying with contractual redemption schedule.

Using the Bank’s internal credit rating model, the Bank classifies debtors’ credit rating into 10 grades (AAA~D). Plus sign (+) and minus sign (-) are attached to the grades (AA~B) to distinguish the difference between credits in the same grade. As a result, the Bank’s credit rating model uses 20 grades.

The Bank’s regular credit rating process is carried out once a year and in the case of the change of debtor’s credit condition, the credit rating is frequently adjusted as necessary to retain the adequacy of credit rating.

The results of credit rating is applied to various areas such as discrimination of loan processes, loan limit, loan interest rate, post loan management standard process, credit risk measurement, and allowance for loan losses assessment.

Credit process control structure

According to the Principle of Checks and Balances the Bank has established the credit process control structure by which the credit rating system operates appropriately.

•	Independent assessment of credit rating: The Bank’s business segment (RM) and credit rating assessment segment (CO) are independently operated.

•	Independent control of credit rating system: The control of credit rating system including the development of credit rating model is independently implemented by the Bank’s Risk Management Department.

•	Independent verification of credit rating system: Credit rating system is independently verified by the validation team of the Consulting Service Department.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

•	Internal audit of credit rating process: Credit rating process is audited by the Bank’s internal audit department.

•	Role of the Board of Directors and the Bank’s management: Major issues relating to credit process are approved by the Board of Directors and are regularly monitored by the Bank’s top management.

The Bank reviews debt serviceability based on a credit analysis when handling loans. Depending on the results, credit loan preservation is adjusted as necessary using such methods as interest rate preservation due to credit risk.

The Bank evaluates the value of the collateral, performing ability and legal validity of the guarantee at the initial acquisition. The Bank re-evaluates the provided collateral and guarantees regularly for them to be reasonably preserved.

For guarantees, the Bank demands a corresponding written guarantee according to loan handling standards and the guarantor’s credit rating is independently calculated when in conformance with the credit rating endowment method

(iv) Credit exposure

Geographical information of credit exposure

Geographical information of credit exposure as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Korea		UK	USA	Others	Total
Due from banks (excluding due from BOK)	￦	2,723,248	89,746	77,600	697,309	3,587,903
Available-for-sale financial assets:
Bonds (excluding government bonds)		13,796,914	615,908	502,198	433,866	15,348,886
Held-to-maturity financial assets:
Bonds (excluding government bonds)		20,000	—	—	—	20,000
Loans		130,786,722	212,432	363,786	3,517,216	134,880,156
Derivative financial assets		623,473	2,670	—	150	626,293
Other assets		3,870,697	7,489	1,516	10,025	3,889,727

		151,821,054	928,245	945,100	4,658,566	158,352,965

Financial guarantees		32,039,012	—	16,773	301,854	32,357,639
Credit related commitment (Commitments on loans and others)		6,219,899	228,875	759,216	3,162,384	10,370,374

		38,258,911	228,875	775,989	3,464,238	42,728,013

	￦	190,079,965	1,157,120	1,721,089	8,122,804	201,080,978

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Korea		UK	USA	Others	Total
Due from banks (excluding due from BOK)	￦	1,247,477	48,518	103,460	455,322	1,854,777
Available-for-sale financial assets:
Bonds (excluding government bonds)		13,093,877	616,525	446,087	389,799	14,546,288
Held-to-maturity financial assets:
Bonds (excluding government bonds)		80,979	—	—	—	80,979
Loans		120,016,827	332,480	310,503	2,915,243	123,575,053
Derivative financial assets		856,936	6	—	—	856,942
Other assets		10,629,322	3,536	2,398	13,511	10,648,767

		145,925,418	1,001,065	862,448	3,773,875	151,562,806

Financial guarantees		47,530,780	—	36,302	324,785	47,891,867
Credit related commitment (Commitments on loans and others)		8,888,424	148,123	702,982	2,676,264	12,415,793

		56,419,204	148,123	739,284	3,001,049	60,307,660

	￦	202,344,622	1,149,188	1,601,732	6,774,924	211,870,466

Industry information of credit exposure

Industry information of credit exposure as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Manufacturing		Service	Others	Total
Due from banks (excluding due from BOK)	￦	—	906,468	2,681,435	3,587,903
Available-for-sale financial assets:
Bonds (excluding government bonds)		3,594,458	9,516,201	2,238,227	15,348,886
Held-to-maturity financial assets:
Bonds (excluding government bonds)		—	20,000	—	20,000
Loans		68,029,275	55,442,757	11,408,124	134,880,156
Derivative financial assets		—	619,937	6,356	626,293
Other assets		1,497	35,883	3,852,347	3,889,727

		71,625,230	66,541,246	20,186,489	158,352,965

Financial guarantees		23,175,529	3,719,758	5,462,352	32,357,639
Credit related commitment (Commitments on loans and others)		2,556,736	7,175,084	638,554	10,370,374

		25,732,265	10,894,842	6,100,906	42,728,013

	￦	97,357,495	77,436,088	26,287,395	201,080,978

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Manufacturing		Service	Others	Total
Due from banks (excluding due from BOK)	￦	—	716,223	1,138,554	1,854,777
Available-for-sale financial assets:
Bonds (excluding government bonds)		3,570,141	9,180,716	1,795,431	14,546,288
Held-to-maturity financial assets:
Bonds (excluding government bonds)		20,000	60,979	—	80,979
Loans		63,659,216	49,753,630	10,162,207	123,575,053
Derivative financial assets		—	848,042	8,900	856,942
Other assets		1,480	35,885	10,611,402	10,648,767

		67,250,837	60,595,475	23,716,494	151,562,806

Financial guarantees		37,287,897	3,647,415	6,956,555	47,891,867
Credit related commitment (Commitments on loans and others)		2,317,677	9,412,911	685,205	12,415,793

		39,605,574	13,060,326	7,641,760	60,307,660

	￦	106,856,411	73,655,801	31,358,254	211,870,466

Credit rating information of credit exposure

Credit rating information of credit exposure as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Due from banks		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA ~ AA-	￦	82,722	2,808,254	—	2,890,976
A+ ~ A-		197,251	3,920,254	20,000	4,137,505
BBB+ ~ BB-		628,927	7,280,183	—	7,909,110
Less than BB-		—	335,455	—	335,455
Unrated		2,679,003	1,004,740	—	3,683,743

	￦	3,587,903	15,348,886	20,000	18,956,789

	December 31, 2012
	Due from banks		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA ~ AA-	￦	171,077	3,095,310	600	3,266,987
A+ ~ A-		335,305	1,209,179	—	1,544,484
BBB+ ~ BB-		187,532	5,273,528	20,000	5,481,060
Less than BB-		—	323,879	—	323,879
Unrated		1,160,863	4,644,392	60,379	5,865,634

	￦	1,854,777	14,546,288	80,979	16,482,044

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(3) Capital management activities

(i) Capital adequacy

The FSS approved the Bank’s use of the Foundation Internal Ratings-Based Approach in July 2008. The Bank has been using the same approach when calculating credit risk-weighted assets since the end of June, 2008. The equity capital ratio and equity capital according to the standards of the Bank for International Settlements are calculated for the purpose of such disclosure. The equity capital ratio and equity capital are calculated on a consolidated basis. The equity capital ratio and equity capital are calculated on a consolidated basis. In conformity with the Banking Act, which is based on the implementation of Basel III on December 1, 2013, the regulatory capital is divided into the following two categories.

Tier 1 capital

- Common Equity Tier 1

Regulatory capital that represents the most subordinated claim in liquidation of the Bank, takes the first and proportionately greatest share of any losses as they occur, and which principal is never repaid outside of liquidation meets the criteria for classification as common equity, including capital stock, capital surplus, retained earnings, qualifying noncontrolling interest in subsidiaries, and accumulated other comprehensive income as common equity Tier 1.

- Additional Tier 1 Capital

Capital stock and capital surplus related to issuance of capital securities that are subordinated, have non-cumulative and conditional dividends or interests, and have no maturity or step-up conditions.

Tier 2 Capital (Supplementary Tier 2 Capital)

Regulatory capital that fulfills supplementary capital adequacy requirements, and includes subordinated debt with maturities over 5 years and allowance for loan losses in conformity with external regulatory standards and internal standards.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

The BIS capital adequacy ratio and capital in accordance to Basel III standards as of December 31, 2013 are as follows:

BIS capital adequacy ratio

	December 31, 2013
Equity capital based on BIS (A):
Tier 1 capital
Common Equity Tier 1	￦	15,300,310
Additional Tier 1 Capital		14,679

		15,314,989
Tier 2 capital		2,890,445

		18,205,434

Risk-weighted assets (B):
Credit risk-weighted assets		119,304,037
Market risk-weighted assets		523,154
Operational risk-weighted assets		4,515,292

	￦	124,342,483

BIS capital adequacy ratio (A/B):	%	14.64
Tier 1 capital ratio		12.32
Common Equity Tier 1 ratio		12.30
Additional Tier 1 Capital ratio		0.02
Tier 2 capital ratio		2.32

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Equity capital based on BIS

	December 31, 2013
Equity capital (A+B)	￦	18,205,434
Tier 1 capital (A=C+D):
Common Equity Tier 1 (C)
Capital stock		9,261,811
Capital surplus		46,977
Retained earnings		5,687,488
Non-controlling interest		1,030
Other comprehensive income		446,657
Other capital adjustments		(1,238)
Common stock deductibles		(142,415)

		15,300,310
Additional Tier 1 Capital (D)
Non-controlling interest		14,679

		15,314,989

Tier 2 capital (B):
Allowance for doubtful accounts, etc.		567,543
Nonqualified capital securities		2,322,537
Non-controlling interest		365

	￦	2,890,445

The BIS capital adequacy ratio and capital in accordance to Basel II standards as of December 31, 2012 are as follows:

BIS capital adequacy ratio

	December 31, 2012
Equity capital based on BIS (A):
Tier 1 capital	￦	15,347,588
Tier 2 capital		1,648,534

		16,996,122

Risk-weighted assets (B):
Credit risk-weighted assets		107,681,202
Market risk-weighted assets		938,405
Operational risk-weighted assets		4,581,928

	￦	113,201,535

BIS capital adequacy ratio (A/B):	%	15.01
Tier 1 capital ratio		13.55
Tier 2 capital ratio		1.46

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Equity capital based on BIS

	December 31, 2012
Equity capital (A+B)	￦	16,996,122
Tier 1 capital (A):
Capital stock		9,251,861
Capital surplus		44,859
Retained earnings		8,584,659
Non-controlling interest		15,247
Deductions		(2,549,038)

		15,347,588

Tier 2 capital (B):
45% of unrealized gain on financial assets available for sale		285,310
Term subordinated liabilities		1,134,812
Others		775,700
Deductions		(547,288)

	￦	1,648,534

(4) Market risk

(i) Concept

Market risk is defined as the possibility of potential loss on a trading position resulting from fluctuations in interest rates, foreign exchange rates and the price of stocks and derivatives. Trading position is exposed to risks, such as interest rate, stock price, and foreign exchange rate, etc. Non-trading position is mostly exposed to interest rates. Accordingly, the Bank classifies market risks into those exposed from trading position or those exposed from non-trading position.

(ii) Market risks of trading positions

Management method on market risks arising from trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for short-term profits.

Market risk is managed using VaR limit and loss limit. VaR limit is calculated in the view of entire bank and the calculated VaR limit is distributed into each department and each type (stock price, interest rate, foreign exchange rate and option). The trading department regulates and operates terms of stop loss and investment limits.

Using the Standardized Approach and internal model of VaR, the Bank’s VaR is measured daily and the measured VaR is used for risk monitoring and limit management. In the estimation of VaR, the historical simulation and two other supplemental procedures are used: variance-covariance matrix and Monte Carlo simulation. Through the stress test and back test, the estimation of VaR is validated daily.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

In estimating market risk, the Standardized Approach and the internal model are used. The Standardized Approach is used in order to calculate the required capital from market risk and the internal model is used in order to manage risks internally.

Since July 2007 the Bank has measured one-day VaR through the historical simulation method using the time series data of past 250 days under a 99% confidence level. The calculated VaR is monitored on a daily basis.

In the implementation of the stress test, the Bank applies three scenarios based on the fluctuation of market index that occurred at the time of the historical events that resulted in the significant shock such as the IMF crisis and the 9/11 attacks. The stress test is implemented by the system daily in order to provide for crisis occurrences. Furthermore, the Bank is conducting a contingency plan for market risk management. The plan distinguishes the crisis condition into three stages—precautious stage, precrisis stage and crisis stage—through the measurement of the market volatility.

For the validation of the market risk measurement methodology, the Bank daily implements the back testing that compares the simulated loss, the actual loss and the previous day’s VaR. In addition, the Bank enforces the market risk management relating to irregular compound derivatives through the validation of the derivative pricing model developed by the Bank’s Front Office.

VaR of trading position

The Bank’s VaR of trading position as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Average		Max	Min	December 31, 2013
Interest rate	￦	2,701	4,483	1,079	3,937
Stock price		541	1,123	174	302
Foreign exchange rate		591	5,375	202	841
Option		156	614	50	147
Diversification effect		(1,146)	(4,557)	(93)	(1,163)

	￦	2,843	7,038	1,412	4,064

	December 31, 2012
	Average		Max	Min	December 31, 2012
Interest rate	￦	3,322	4,251	2,364	3,229
Stock price		778	3,219	53	263
Foreign exchange rate		687	4,789	167	573
Option		217	927	40	361
Diversification effect		(1,607)	(7,017)	(470)	(1,041)

	￦	3,397	6,169	2,154	3,385

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(iii) Market risks of non-trading positions

Management method on market risks arising from non-trading positions

The most critical market risk that arises in non-trading position is the interest rate risk. Interest rate risk is defined as the likely loss resulting from the unfavorable fluctuation of interest rate in the Bank’s financial condition and is measured by interest rate VaR and interest rate EaR.

Interest rate VaR is the maximum amount of decrease in net asset value resulting from the unfavorable fluctuation of interest rate. Interest rate EaR is the maximum amount of decrease in net interest income resulting from the unfavorable fluctuation of interest rate for a year.

The Bank’s interest rate VaR and interest rate EaR are measured through the simulation of conclusive interest rate scenario with the Oracle Financial Services Application (OFSA) and are reported on a monthly basis to the Risk Management Committee. The Management’s target of interest rate VaR and interest rate EaR are approved at the beginning of the year. Additionally, the interest rate VaR and interest rate EaR on consolidated basis are calculated using the Standardized Approach in order to retain the consistency in the methods used by the Bank and its subsidiaries.

EaR/VaR of non-trading positions

The Bank’s EaR and VaR of non-trading positions as of December 31, 2013 and 2012 are as follows:

December 31, 2013
Interest rate shock	Interest rate VaR	Interest rate EaR
2.00%	￦2,875	112,001

December 31, 2012
Interest rate shock	Interest rate VaR	Interest rate EaR
2.00%	￦269,006	46,927

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(iv) Foreign currency risk

Outstanding balances by currency with significant exposure as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	KRW		USD	EUR	JPY	GBP	Others	Total
Financial assets:
Cash and due from banks	￦	2,119,233	3,529,451	1,607	35,384	1,124	23,538	5,710,337
Financial assets held for trading		1,404,759	20,894	—	—	—	—	1,425,653
Available-for-sale financial assets		21,639,102	3,465,472	138,337	205,708	—	85,614	25,534,233
Held-to-maturity financial assets		27,109	—	—	—	—	—	27,109
Loans		66,851,650	26,240,730	528,628	2,415,978	19,424	252,003	96,308,413
Derivative financial assets		3,584,242	669,708	55,189	8,697	—	1,436	4,319,272
Other assets		2,190,361	1,735,274	62,896	138,133	—	12,811	4,139,475

Total financial assets	￦	97,816,456	35,661,529	786,657	2,803,900	20,548	375,402	137,464,492

Financial liabilities:
Financial liabilities designated at FVTPL	￦	677,916	—	—	—	—	—	677,916
Deposits		31,767,629	5,347,742	31,449	580,214	23	213	37,727,270
Borrowings		9,007,826	11,937,635	335,076	1,936,532	—	3,704	23,220,773
Bonds		36,876,366	12,133,924	2,236,678	1,003,595	—	3,674,305	55,924,868
Derivative financial liabilities		3,215,329	605,391	46,867	12,355	—	159	3,880,101
Other liabilities		3,128,124	1,254,518	34,999	524,533	3,481	36,858	4,982,513

Total financial liabilities		84,673,190	31,279,210	2,685,069	4,057,229	3,504	3,715,239	126,413,441

Net financial position	￦	13,143,266	4,382,319	(1,898,412)	(1,253,329)	17,044	(3,339,837)	11,051,051

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	KRW		USD	EUR	JPY	GBP	Others	Total
Financial assets:
Cash and due from banks	￦	832,377	1,775,148	9,862	55,951	—	22,510	2,695,848
Financial assets held for trading		1,846,521	18,181	9,920	—	—	2,742	1,877,364
Available-for-sale financial assets		21,082,015	3,298,030	128,280	289,087	—	88,598	24,886,010
Held-to-maturity financial assets		88,690	—	—	—	—	—	88,690
Loans		63,322,712	23,783,430	428,325	3,154,232	64,380	281,326	91,034,405
Derivative financial assets		3,613,255	1,445,046	94,201	25,388	—	—	5,177,890
Other assets		6,496,755	3,841,387	28,177	225,267	—	13,522	10,605,108

Total financial assets	￦	97,282,325	34,161,222	698,765	3,749,925	64,380	408,698	136,365,315
Financial liabilities:
Financial liabilities designated at FVTPL	￦	875,197	—	—	—	—	—	875,197
Deposits		33,955,187	3,849,986	386,370	459,379	64	1,346	38,652,332
Borrowings		8,339,318	11,284,692	207,331	1,999,235	83,958	62,933	21,977,467
Bonds		29,152,307	11,360,239	808,152	1,009,564	—	4,571,415	46,901,677
Derivative financial liabilities		2,706,621	1,284,487	74,767	20,981	—	—	4,086,856
Other liabilities		7,055,176	4,229,599	153,030	122,024	407	56,868	11,617,104

Total financial liabilities		82,083,806	32,009,003	1,629,650	3,611,183	84,429	4,692,562	124,110,633

Net financial position	￦	15,198,519	2,152,219	(930,885)	138,742	(20,049)	(4,283,864)	12,254,682

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(5) Liquidity risk management

(i) Concept

Liquidity risk is defined as the possibility of potential loss due to a temporary shortage in funds caused by a maturity mismatch or an unexpected capital outlay. Liquidity risk soars when funding rates rise, assets are sold below a normal price, or a good investment opportunity is missed.

(ii) Approach to liquidity risk management

Since the methodology to quantifiably measure liquidity risk does not formally exist, the Bank manages its liquidity risks as follows:

Allowable limit for liquidity risk

•	The allowable limit for liquidity risk sets liquidity ratio and remaining maturity gap.

•	The management standards with regards to the allowable limit for liquidity risk should be set using separate and stringent set ratios in accordance with the FSS guidelines.

<Measurement Methodology>

•	Liquidity ratio : (Maturing liquidity asset in the interval / Maturing liquidity liability in the interval) X 100

•	Remaining maturity gap : (Maturing liquidity asset in the interval—Maturing liquidity liability in the interval) / total assets X 100

Early Warning Indicator

In order to identify prematurely and cope with worsening liquidity risk trends, the Bank has set up 13 indexes such as the “Foreign Exchange Stabilization Bond CDS Premium,” and measures the trend monthly, weekly and daily as a means for establishing the allowable liquidity risk limit complementary measures.

Stress-Test analysis and contingency plan

The Bank evaluates the effects on the liquidity risk and identifies the inherent flaws. In the case where an unpredictable and significant liquidity crisis occurs, the Bank executes risk situation analysis quarterly based on crisis specific to the Bank, market risk and complex emergency, and reports to the Risk Management Committee for the purpose of the Bank’s solvency securitization.

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

(iii) Analysis on remaining contractual maturity of financial instruments

Remaining contractual maturity risks of non-derivative financial instruments including interest payment as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Financial assets:
Cash and due from banks	￦	4,958,851	206,795	255,254	304,808	379	5,726,087
Financial assets held for trading		1,436,395	—	—	—	—	1,436,395
Available-for-sale financial assets		187,690	4,375,759	6,280,637	12,725,473	3,455,035	27,024,594
Held-to-maturity financial assets		290	17	21,886	9,069	—	31,262
Loans		10,165,962	10,578,681	31,023,490	41,609,722	10,246,540	103,624,395
Other assets		3,488,432	—	1,295	11,560	1,236,880	4,738,167

Total financial asset	￦	20,237,620	15,161,252	37,582,562	54,660,632	14,938,834	142,580,900

Financial liabilities:
Financial liabilities designated at FVTPL	￦	—	—	5,155	215,120	1,024,216	1,244,491
Deposits		12,728,291	6,311,823	19,004,697	726,971	97,323	38,869,105
Borrowings		4,782,025	3,551,858	8,544,509	5,429,467	1,459,190	23,767,049
Bonds		3,082,781	2,582,567	14,851,710	32,099,514	10,094,139	62,710,711
Other liabilities		3,412,590	310	9,019	35,875	2,346,279	5,804,073

Total financial liabilities	￦	24,005,687	12,446,558	42,415,090	38,506,947	15,021,147	132,395,429

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

	December 31, 2012
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Financial assets:
Cash and due from banks	￦	2,137,432	64,871	266,749	177,528	—	2,646,580
Financial assets held for trading		1,884,607	—	434	10,589	—	1,895,630
Available-for-sale financial assets		155,717	4,187,777	5,582,788	13,570,932	3,069,601	26,566,815
Held-to-maturity financial assets		1,101	569	62,581	30,937	727	95,915
Loans		10,340,760	8,827,969	29,634,064	41,193,941	9,739,209	99,735,943
Other assets		9,796,657	17	11,573	18,601	837,235	10,664,083

Total financial asset	￦	24,316,274	13,081,203	35,558,189	55,002,528	13,646,772	141,604,966

Financial liabilities:
Financial liabilities designated at FVTPL	￦	—	2,081	160,483	225,910	1,102,915	1,491,389
Deposits		12,225,615	5,487,976	21,630,828	412,034	1,692	39,758,145
Borrowings		5,932,615	2,759,943	7,031,195	5,243,919	1,580,937	22,548,609
Bonds		1,755,209	3,105,797	13,405,597	27,860,046	6,765,133	52,891,782
Other liabilities		9,654,121	82	15,051	43,013	2,522,612	12,234,879

Total financial liabilities	￦	29,567,560	11,355,879	42,243,154	33,784,922	11,973,289	128,924,804

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Remaining contractual maturity risks of derivative financial instruments as of December 31, 2013 and 2012 are as follows:

Net settlement of derivative financial instruments

	December 31, 2013
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Trading purpose derivatives:
Currency	￦	(36,151)	(72,308)	(11,277)	—	—	(119,736)
Interest rate		2,193	185,839	146,451	369,453	1,543,637	2,247,573
Stock		—	(5,541)	(3,225)	(12,016)	—	(20,782)
Hedging purpose derivatives:
Interest rate		—	177,537	(10,651)	(708,914)	(111,157)	(653,185)

	￦	(33,958)	285,527	121,298	(351,477)	1,432,480	1,453,870

	December 31, 2012
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Trading purpose derivatives:
Currency	￦	—	(403,844)	(860,736)	(10,794)	—	(1,275,374)
Interest rate		264	(369,218)	1,041,549	218,111	1,531,877	2,422,583
Stock		—	8,271	1,611	(8,959)	—	923
Hedging purpose derivatives:
Interest rate		—	906,839	—	(818,134)	(34,443)	54,262

	￦	264	142,048	182,424	(619,776)	1,497,434	1,202,394

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Gross settlement of derivative instruments

	December 31, 2013
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Trading purpose derivatives:
Currency
Inflow	￦	10,176,000	7,606,397	15,909,252	9,917,810	245,199	43,854,658
Outflow		10,186,032	7,559,472	16,062,327	10,243,482	247,038	44,298,351
Hedging purpose derivatives:
Currency
Inflow		94,184	471,653	1,309,717	3,374,745	168,028	5,418,327
Outflow		96,143	471,782	1,283,639	3,461,882	168,377	5,481,823

Total inflow	￦	10,270,184	8,078,050	17,218,969	13,292,555	413,227	49,272,985

Total outflow	￦	10,282,175	8,031,254	17,345,966	13,705,364	415,415	49,780,174

	December 31, 2012
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Trading purpose derivatives:
Currency
Inflow	￦	1,000,135	8,501,828	14,808,039	9,406,311	659,643	34,375,956
Outflow		994,579	8,496,906	14,814,296	9,720,509	645,799	34,672,089
Hedging purpose derivatives:
Currency
Inflow		587,715	83,793	1,904,595	2,954,402	393,795	5,924,300
Outflow		628,831	79,563	1,823,168	2,930,400	362,428	5,824,390

Total inflow	￦	1,587,850	8,585,621	16,712,634	12,360,713	1,053,438	40,300,256

Total outflow	￦	1,623,410	8,576,469	16,637,464	12,650,909	1,008,227	40,496,479

Korea Development Bank

Notes to the Separate Financial Statements—(Continued)

For the years ended December 31, 2013 and 2012

(In millions of won)

Remaining contractual maturity risks of guarantees and commitments as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Off-Balance:
Guarantees	￦	564,006	1,177,969	2,443,375	3,059,609	4,533,099	11,778,058
Commitments		24,039	141,659	2,188,537	3,233,299	637,907	6,225,441

	￦	588,045	1,319,628	4,631,912	6,292,908	5,171,006	18,003,499

	December 31, 2012
	Within 1 month		1 ~ 3 months	3 ~ 12 months	1 ~ 5 years	Over 5 years	Total
Off-Balance:
Guarantees	￦	589,145	829,795	3,320,574	3,317,502	4,728,281	12,785,297
Commitments		16,002	357,133	2,666,716	4,951,842	659,250	8,650,943

	￦	605,147	1,186,928	5,987,290	8,269,344	5,387,531	21,436,240

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 51 million people. The country’s largest city and capital, Seoul, has a population of about 10 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under

Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party, which changed its name to the Democratic Party in May 2013.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term on February 25, 2008. The Lee administration pursued a lively market economy through deregulation, free trade and the attraction of foreign investment.

In December 2012, the country elected Park Geun-hye as President. She commenced her term on February 25, 2013. The Park administration’s key policy priorities include:

•	facilitating the growth of small and medium-enterprises and job creation;

•	seeking a productive welfare system based on customized welfare benefits and job training;

•	promoting clean and renewable energy technologies;

•	facilitating new growth engine industries;

•	taking initiatives on the denuclearization of North Korea; and

•	establishing an efficient government by reorganizing government functions.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong Presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises eight provinces, one special autonomous province (Jeju), one special city (Seoul), six metropolitan cities (Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan) and one special autonomous city (Sejong). From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

The 19th legislative general election was held on April 11, 2012 and the term of the National Assembly members elected in the 19th legislative general election commenced on May 30, 2012. In March 2014, the Democratic Party merged with the New Politics Alliance and changed its name to the New Politics Alliance for Democracy, or the NPAD. Currently, there are two major political parties, the Saenuri Party (formerly known as the Grand National Party), or SP, to which President Park Geun-hye belongs, and the NPAD.

As of July 31, 2014, the parties control the following number of seats in the National Assembly:

	SP	NPAD	Others	Total
Number of Seats	158	130	12	300

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 650,000 regular troops and almost 3.0 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops were scheduled to depart by the end of 2008. In April 2008, however, the United States and the Republic decided not to proceed with the final phase of withdrawal and agreed to maintain 28,500 U.S. troops in the Republic. In February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula. In June 2010, however, the United States and the Republic agreed to delay the dissolution of their joint command structure to 2015.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including thorough inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. The Republic, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six-party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking in May 2010. North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between the Republic and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. The Republic responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation. In April 2012, North Korea launched a long-range rocket over the Yellow Sea. The Republic, Japan and the United States condemned the launch and the United Nations Security Council adopted a chairman’s statement condemning North Korea for the launch. In December 2012, North Korea successfully launched a satellite into orbit using a long-range rocket after an unsuccessful attempt in April 2012, despite concerns in the international community that such a launch would be in violation of the recent agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology. In February 2013, North Korea announced that it had successfully conducted a third nuclear test, which increased tensions in the region. In response, the United Nations Security Council strongly condemned North Korea for the nuclear test. In late March 2013, North Korea stated that it had entered “a state of war” with the Republic, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Republic-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests. In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space. In May 2013, North Korea launched several short-range projectiles into waters off its east coast over a three-day period. The Government declared the launches a provocation and urged North Korea to take responsible actions. In February and March of 2014, North Korea test fired a number of short-range and medium-range missiles from the east coast of the Korean peninsula into the East Sea in apparent protest of annual joint military exercises being held by the Republic and the United States.

There recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Since the death of Kim Jong-il, the former North Korean ruler, in mid-December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-eun, Kim Jong-il’s third son, assumed power as North Korea’s new ruler, the eventual outcome of the leadership transition remains uncertain. Furthermore, as only limited information is available outside of North Korea about Kim Jong-eun, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea break down or military hostilities occur, could have a material adverse effect on the Republic’s economy.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic. In former President Lee’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax as a potential means of alleviating the potential long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such a reunification tax would be implemented. If a reunification tax is implemented, depending on how it is structured, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Republic’s economy.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	2009		2010		2011		2012		2013
	(billions of dollars and trillions of Won, except percentages)
GDP Growth (at current prices)		4.3%		9.9%		5.3%		3.4%		3.7%
GDP Growth (at chained 2010 year prices)		0.7%		6.5%		3.7%		2.3%		3.0%
Inflation		2.8%		3.0%		4.0%		2.2%		1.3%
Unemployment(1)		3.6%		3.7%		3.4%		3.2%		3.1%
Trade Surplus(2)		$40.4		$41.2		$30.8		$28.3		$44.1
Foreign Currency Reserves		$270.0		$291.6		$306.4		$327.0		$346.5
External Liabilities(3)		$344.6		$355.9		$400.0		$408.9		$416.1
Fiscal Balance	￦	17.6	￦	16.7	￦	18.6	￦	18.5	￦	14.2
Direct Internal Debt of the Government(4) (as % of GDP(5))		27.9%		28.5%		29.7%		30.9%		32.8%
Direct External Debt of the Government(4) (as % of GDP(5))		0.9%		0.8%		0.7%		0.6%		0.6%

(1)	Average for year.
(2)	Derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(3)	Calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2010.
(4)	Does not include guarantees by the Government. See “—Debt—External and Internal Debt of the Government—Guarantees by the Government” for information on outstanding guarantees by the Government.
(5)	At chained 2010 year prices.

Source: The Bank of Korea

Current Worldwide Economic and Financial Difficulties

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, the value of the Won relative to the U.S. dollar depreciated at an accelerated rate during the fourth quarter of 2008 and first half of 2009. See “Monetary Policy—Foreign Exchange.” Such depreciation of the Won increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there was a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by 27.8% from 1,852.0 on May 30, 2008 to 1,336.7 on April 16, 2009. See “The Financial System—Securities Markets”. Moreover, gross domestic product, or GDP, in the first quarter of 2009 contracted by 4.3% at chained 2005 year prices compared with the same period in 2008, and exports in the first quarter of 2009 decreased by 24.8% to US$74.7 billion from US$99.4 billion in the same period in 2008. In addition, increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that led many lenders and institutional investors to reduce or cease funding to borrowers, adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding, in the fourth quarter of 2008 and first half of 2009.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government implemented, among other things, the following measures in the fourth quarter of 2008 and in 2009:

•

in October 2008, the Government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009 (subsequently extended to December 31, 2009), up to an aggregate amount of US$100 billion, for a period of three years (subsequently extended to five years) from the date such debt was incurred;

•

in October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009 (subsequently extended to October 30, 2009). The Bank of Korea provided U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

in December 2008, a ￦10 trillion bond market stabilization fund was established to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•

in December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to ￦38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•	in December 2008 and March 2009, the Government, through Korea Asset Management Corporation, purchased approximately ￦1.7 trillion of non-performing loans held by savings banks;

•

during the first quarter of 2009, the Government, through the Bank of Korea and the Korea Development Bank, purchased from Korean banks approximately ￦4 trillion of hybrid securities and subordinated bonds;

•

during the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the policy rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy;

•	in April 2009, the National Assembly authorized the expansion of the 2009 national budget by ￦28.4 trillion to provide stimulus for the Korean economy; and

•

in December 2009, the Government, together with the member countries of the Association of Southeast Asian Nations, China and Japan, signed the Chiang Mai Initiative Multilateralization Agreement to address balance-of-payments and short-term liquidity difficulties in the region and to supplement the existing international financial arrangements.

The global financial markets have experienced significant volatility in recent years as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011, as well as the continuing financial difficulties affecting many other governments worldwide, including Greece, Spain, Italy and Portugal. In November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In November 2008, the Icelandic government, facing mounting debt problems, reached an agreement with the IMF to receive loans in the amount of US$2.1 billion over a two-year period, and in May 2010 and March 2012, the Greek government reached an agreement with the IMF and the European Union to receive loans in the amount of Euro 110 billion over a three-year period and to receive additional loans in the amount of Euro 130 billion over a four-year period, respectively. In July 2012, the Spanish government reached an agreement with the European Union under the European Stability Mechanism, or ESM, to receive up to Euro 100 billion to cover the capitalization needs of the Spanish banking sector. In connection with the agreement with the Spanish government, the ESM disbursed Euro 37 billion and Euro 1.9 billion in December 2012 and February 2013, respectively, for the recapitalization of certain Spanish banks. Any of these or other developments could potentially trigger another financial and economic crisis, which could have a material adverse effect on the Korean economy and financial markets (including depreciation of the value of the Won, decline and volatility in the stock prices of Korean companies, increases in credit spreads and funding costs and decreases in exports).

There have been significant volatility in the Korea Composite Stock Index in recent years, due to adverse global financial and economic conditions. See “—The Financial System—Securities Markets”. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks to raise capital. In the event that such difficult conditions in the global credit markets continue or the global economy deteriorates in the future, the Korean economy could be adversely affected and Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies”, in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties.

Any of the foregoing global developments may have a material adverse effect on the Korean economy . In addition, domestic developments that could lead or contribute to a material adverse effect on the Korean economy include, among other things, the following:

•

steadily rising household debt consisting of housing loans and merchandise credit, which increased to ￦1,024.8 billion as of March 31, 2014 from ￦843.2 billion as of December 31, 2010, primarily due to increases in mortgage loans and purchases with credit cards;

•

a slowdown in consumer spending and depressed consumer sentiment, which reached an 8 month low in May 2014 due in part to a decrease in consumer spending following the sinking of the Sewol passenger ferry in April 2014 that led to the death of hundreds of passengers;

•

a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for pension and social welfare programs, due in part to an aging population (defined as the population of people aged 65 years or older) that accounts for 11.3% of the Republic’s total population as of December 31, 2010, an increase from 7.2% as of December 31, 2000, and is expected to surpass 15% in 2020 and 20% in 2026, which could lead to the Korean government’s budget deficit;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	decreases in the market prices of Korean real estate; and

•	the occurrence of severe health epidemics, including epidemics that affect the livestock industry.

Gross Domestic Product

GDP measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods. In March 2014, the Republic published a revised GDP calculation method by implementing the System of National Accounts 2008 and updating the reference year from 2005 to 2010 to align Korean national accounts statistics with the recommendations of the new international standards for compiling national economic accounts and to maintain comparability with other nations’ accounts. The main components of these revisions include, among other things, (i) recognizing expenditures for research and development and creative activity for the products of entertainment, literary and artistic originals as fixed investment, (ii) incorporating a wide array of new and revised source data such as the economic census, the population and housing census and 2010 benchmark input-output tables, which provide thorough and detailed information on the structure of the Korean economy, (iii) developing supply-use tables, which provide a statistical tool for ensuring consistency among the production, expenditure and income approaches to measuring GDP and (iv) recording merchandise trade transactions based on ownership changes rather than movements of goods across the national frontier.

The following table sets out the composition of the Republic’s GDP at current market and chained 2010 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2009	2010	2011	2012	2013(1)	As % of GDP 2013(1)
	(billions of Won, except as indicated)
Gross Domestic Product at Current Market Prices:
Private	594,882.6	636,712.7	679,141.5	707,614.0	728,910.1	51.0
Government	174,706.0	183,108.5	194,381.2	204,324.2	213,199.0	14.9
Gross Capital Formation	327,841.2	405,188.0	439,236.1	427,028.5	414,042.6	29.0
Exports of Goods and Services	547,634.3	625,308.8	742,936.0	776,062.4	770,202.6	53.9
Less Imports of Goods and Services	(493,655.1)	(585,010.0)	(723,013.8)	(737,572.4)	(697,888.7)	48.9
Statistical Discrepancy	298.8	—	—	—	(171.0)	0.0
Expenditures on Gross Domestic Product	1,151,707.8	1,265,308.0	1,332,681.0	1,377,456.7	1,428,294.6	100.0
Net Factor Income from the Rest of the World	(2,726.0)	1,271.9	7,848.8	14,138.8	12,768.9	0.9
Gross National Income(2)	1,148,981.8	1,266,579.8	1,340,529.8	1,391,595.5	1,441,063.5	100.9
Gross Domestic Product at Chained 2010 Year Prices:
Private	609,997.3	636,712.7	655,181.1	667,781.2	681,325.0	49.3
Government	176,323.4	183,108.5	187,158.2	193,473.5	198,701.8	14.4
Gross Capital Formation	343,840.2	405,188.0	419,282.7	409,639.9	409,570.5	29.6
Exports of Goods and Services	554,856.2	625,308.8	719,943.2	756,558.4	788,828.7	57.1
Less Imports of Goods and Services	(498,917.0)	(585,010.0)	(668,931.5)	(685,009.4)	(695,928.2)	(50.4)
Statistical Discrepancy	789.5	—	(740.9)	(142.1)	(361.4)	(0.0)
Expenditures on Gross Domestic Product(3)	1,188,118.4	1,265,308.0	1,311,892.7	1,341,966.5	1,381,837.7	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	(2,604.7)	1,271.9	7,573.1	13,577.8	12,545.4	0.9
Trading Gains and Losses from Changes in the Terms of Trade	(1,397.1)	—	(32,183.6)	(33,075.1)	(18,837.5)	(1.4)
Gross National Income(4)	1,184,103.8	1,266,579.8	1,287,282.2	1,322,449.9	1,375,534.0	99.5
Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	4.3	9.9	5.3	3.4	3.7
At Chained 2010 Year Prices	0.7	6.5	3.7	2.3	3.0

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add to the total Gross National Income.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2009	2010	2011	2012	2013(1)	As % of GDP 2013(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	27,033.4	28,297.4	30,454.0	30,775.1	30,563.3	2.1
Mining and Manufacturing	302,274.2	353,969.9	381,808.0	390,288.6	407,991.8	28.6
Mining and Quarrying	2,237.7	2,199.3	2,287.0	2,278.5	2,465.3	0.2
Manufacturing	300,036.5	351,770.6	379,521.0	388,010.1	405,526.5	28.4
Electricity, Gas and Water Supply	21,245.6	25,632.3	23,994.1	26,178.2	30,037.2	2.1
Construction	59,610.0	58,633.7	58,587.3	59,959.4	64,644.4	4.5
Services:	634,402.2	678,590.8	715,112.9	744,253.9	770,698.3	54.0
Wholesale and Retail Trade, Restaurants and Hotels	118,140.5	130,351.2	140,705.3	146,807.7	150,275.0	10.5
Transportation and Storage	40,520.3	44,539.1	42,458.7	43,570.7	46,748.6	3.3
Finance and Insurance	65,351.7	71,669.6	77,872.6	75,808.5	71,374.0	5.0
Real Estate and Leasing	88,208.4	91,042.0	94,716.1	98,923.6	103,256.7	7.2
Information and Communication	43,988.5	45,364.1	46,827.0	48,774.2	50,313.1	3.5
Business Activities	70,187.6	77,950.1	83,277.4	88,828.1	95,207.8	6.7
Public Administration and Defense	76,178.0	78,885.9	83,290.8	88,654.6	93,562.9	6.6
Education	61,915.1	63,749.4	66,559.6	68,546.3	71,029.1	5.0
Health and Social Work	40,625.9	43,925.1	46,656.1	50,031.3	53,494.6	3.8
Cultural and Other Services	29,286.3	31,114.5	32,749.4	34,309.0	35,436.5	2.5
Taxes Less Subsidies on Products	107,142.3	120,183.9	122,724.8	126,001.4	124,359.7	8.7
Gross Domestic Product at Current Market Prices	1,151,707.8	1,265,308.0	1,332,681.0	1,357,456.7	1,428,294.6	100.0
Net Factor Income from the Rest of the World	(2,726.0)	1,271.9	7,848.8	14,138.8	12,768.9	0.9
Gross National Income at Current Market Price	1,148,981.8	1,266,579.8	1,340,529.8	1,391,595.5	1,441,063.5	100.9

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2009	2010	2011	2012	2013(1)
GDP per capita (thousands of Won)	23,417	25,608	26,772	27,547	28,441
GDP per capita (U.S. dollar)	18,346	22,147	24,160	24,445	25,973
Average Exchange Rate (in Won per U.S. dollar)	1,276.4	1,156.3	1,108.1	1,126.9	1,095.0

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2009	2010	2011	2012	2013(1)
GNI per capita (thousands of Won)	23,362	25,634	26,929	27,829	28,695
GNI per capita (U.S. dollar)	18,303	22,170	24,302	24,696	26,205
Average Exchange Rate (in Won per U.S. dollar)	1,276.4	1,156.3	1,108.1	1,126.9	1,095.0

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at chained 2010 year prices:

Gross Domestic Product by Economic Sector

(at chained 2010 year prices)

	2009	2010	2011	2012	2013(1)	As % of GDP 2013(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	29,575.7	28,297.4	27,744.6	27,506.9	29,089.7	2.1
Mining and Manufacturing	311,903.7	353,969.9	376,958.3	385,853.1	398,570.4	28.8
Mining and Quarrying	2,399.1	2,199.3	2,176.3	2,170.5	2,334.7	0.2
Manufacturing	309,504.6	351,770.6	374,782.0	383,682.6	396,235.7	28.7
Electricity, Gas and Water Supply	24,211.1	25,632.3	25,687.4	26,710.3	27,097.5	2.0
Construction	60,877.8	58,633.7	55,432.2	54,430.5	56,390.4	4.1
Services:	649,913.5	678,590.8	699,580.8	718,851.2	739,501.2	53.5
Wholesale and Retail Trade, Restaurants and Hotels	122,252.4	130,351.2	137,058.1	141,698.2	146,355.2	10.6
Transportation and Storage	39,545.2	44,539.1	46,157.9	46,877.6	47,434.3	3.4
Finance and Insurance	70,201.1	71,669.6	72,741.3	75,547.3	78,366.6	5.7
Real Estate and Leasing	89,033.3	91,042.0	93,383.7	93,182.9	93,905.0	6.8
Information and Communication	43,953.2	45,364.1	47,931.6	50,199.3	52,082.3	3.8
Business Activities	73,951.0	77,950.1	80,913.7	83,352.8	87,613.1	6.3
Public Administration and Defense	76,846.7	78,885.9	80,639.1	82,940.5	85,088.5	6.2
Education	63,002.1	63,749.4	63,806.6	64,386.6	64,512.7	4.7
Health and Social Work	41,285.4	43,925.1	45,483.3	48,693.4	51,634.4	3.7
Cultural and Other Services	29,957.2	31,114.5	31,465.5	31,972.6	32,509.1	2.4
Taxes Less Subsidies on Products	111,675.3	120,183.9	126,489.5	128,708.4	131,174.2	9.5
Gross Domestic Product at Chained 2010 Year Prices(2)	1,188,118.4	1,265,308.0	1,311,892.7	1,341,966.5	1,381,837.7	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.

Source: The Bank of Korea.

GDP growth in 2009 was 0.7% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 1.3% and gross domestic fixed capital formation increased by 0.3%, which more than offset a decrease in exports of goods and services by 0.3%, each compared with 2008.

GDP growth in 2010 was 6.5% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 4.3%, exports of goods and services increased by 12.7% and gross domestic fixed capital formation increased by 5.5%, each compared with 2009.

GDP growth in 2011 was 3.7% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.7%, exports of goods and services increased by 15.1% and gross domestic fixed capital formation increased by 0.8%, each compared with 2010.

GDP growth in 2012 was 2.3% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.2% and exports of goods and services increased by 5.1%, which more than offset a decrease in gross domestic fixed capital formation by 0.5%, each compared with 2011.

Based on preliminary data, GDP growth in 2013 was 3.0% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.2%, exports of goods and services increased by 4.3% and gross domestic fixed capital formation increased by 4.2%, each compared with 2012.

Based on preliminary data, GDP growth in the first half of 2014 was 3.7% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.1%, exports of goods and services increased by 4.1% and gross domestic fixed capital formation decreased by 4.5%, each compared with the corresponding period of 2013.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2010 = 100)

	Index Weight(1)	2009	2010	2011	2012	2013(2)
All Industries	10,000.0	86.0	100.0	106.0	107.4	107.8
Mining and Manufacturing	9,611.6	85.7	100.0	106.0	107.5	107.8
Mining	33.9	107.8	100.0	104.5	99.8	104.1
Petroleum, Crude Petroleum and Natural Gas	8.7	102.1	100.0	91.6	90.2	86.2
Metal Ores	0.9	55.2	100.0	124.9	108.5	98.4
Non-metallic Minerals	24.3	112.6	100.0	108.4	102.9	110.7
Manufacturing	9,577.7	85.7	100.0	106.0	107.5	107.8
Food Products	434.4	94.3	100.0	101.9	103.4	103.4
Beverage Products	82.4	95.1	100.0	103.5	108.2	108.3
Tobacco Products	43.2	103.6	100.0	101.6	105.6	96.5
Textiles	160.6	89.2	100.0	101.5	99.1	97.4
Wearing Apparel, Clothing Accessories and Fur Articles	145.2	95.2	100.0	100.6	97.9	93.2
Tanning and Dressing of Leather, Luggage and Footwear	42.1	105.3	100.0	101.1	98.2	108.4
Wood and Products of Wood and Cork (Except Furniture)	31.7	101.1	100.0	97.5	87.9	93.5
Pulp, Paper and Paper Products	126.8	93.7	100.0	102.3	102.7	104.6
Printing and Reproduction of Recorded Media	50.2	87.5	100.0	91.8	90.5	86.5
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	471.0	96.7	100.0	106.9	109.1	104.6
Chemicals and Chemical Products	847.5	92.5	100.0	102.7	106.6	110.5
Pharmaceuticals, Medicinal Chemicals and Botanical Products	144.1	95.9	100.0	100.3	101.2	104.2
Rubber and Plastic Products	421.1	89.1	100.0	105.1	106.4	108.8
Non-metallic Minerals	271.7	94.8	100.0	100.3	95.2	98.6
Basic Metals	827.6	83.3	100.0	106.2	106.8	105.9
Fabricated Metal Products	557.8	92.2	100.0	108.9	117.9	116.1
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,794.3	79.9	100.0	107.1	109.7	113.5
Medical, Precision and Optical Instruments, Watches and Clocks	148.1	89.4	100.0	105.6	111.6	123.5
Electrical Equipment	479.5	90.9	100.0	100.8	98.8	96.4
Other Machinery and Equipment	803.6	72.2	100.0	109.3	107.0	102.2
Motor Vehicles, Trailers and Semitrailers	1,076.4	81.2	100.0	114.7	114.5	115.9
Other Transport Equipment	506.5	107.4	100.0	101.7	107.1	101.6
Furniture	69.5	94.7	100.0	105.4	98.2	96.9
Other Products	42.4	86.7	100.0	102.2	103.8	102.9
Electricity, Gas	388.4	91.3	100.0	104.5	106.4	106.9
Total Index	10,000.0	86.0	100.0	106.0	107.4	107.8

(1)	Index weights were established on the basis of an industrial census in 2010 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary.

Source: The Bank of Korea; Korea National Statistical Office.

Industrial production decreased by 0.1% in 2009, primarily due to decreased exports as a result of adverse global economic conditions beginning in the second half of 2008. Industrial production increased by 16.3% in 2010, primarily due to increased exports and domestic consumption. Industrial production increased by 6.0% in 2011, primarily due to increased exports and domestic consumption. Industrial production increased by 1.3% in 2012, primarily due to increased domestic consumption. Based on preliminary data, industrial production increased by 0.4% in 2013, primarily due to increased exports.

Manufacturing

In 2009, the manufacturing sector decreased production by 0.2%, primarily due to adverse global economic conditions. The manufacturing sector increased production by 16.7% in 2010, primarily due to the recovery of domestic and global demand for automobiles, mobile phones and consumer electronics products, by 6.0% in 2011, primarily due to increased domestic consumption and exports, and by 1.4% in 2012, primarily due to increased demand for consumer electronics products, electronic equipment and chemical products. Based on preliminary data, the manufacturing sector increased production by 0.3% in 2013, primarily due to increased demand for consumer electronics products, electronic equipment, chemical products, medical equipment and transport equipment.

Automobiles. In 2009, automobile production decreased by 8.2%, domestic sales volume recorded an increase of 20.7% and export sales volume recorded a decrease of 19.9%, compared with 2008, primarily due to the continued decrease in global demand for automobiles. In 2009, export sales of automobiles constituted approximately 6.2% of the Republic’s total exports. The automobile stimulus programs of a number of governments, including those in the United States and Europe, encouraged demand for automobiles in the relevant countries for the first nine months of 2009, the effect of which partially offset the decrease in global demand for Korean automobiles during the duration of such stimulus programs. In the fourth quarter of 2009, export sales of automobiles increased compared to previous quarters of 2009, primarily due to the recovery of global demand for automobiles, the effect of which more than offset the negative impact of termination of most of such governments’ automobile stimulus programs in the second half of 2009. In 2010, automobile production increased by 21.6%, domestic sales volume recorded an increase of 5.1% and export sales volume recorded an increase of 29.0%, compared with 2009, primarily due to the recovery of global demand for automobiles. In 2011, automobile production increased by 9.0%, domestic sales volume recorded an increase of 0.6% and export sales volume recorded an increase of 13.7%, compared with 2010, primarily due to increased demand for automobiles in the United States, Brazil, Russia and China. In 2012, automobile production decreased by 2.1%, domestic sales volume recorded a decrease of 4.3% and export sales volume recorded an increase of 0.6%, compared with 2011, primarily due to decreased domestic demand for automobiles. Based on preliminary data, in 2013, automobile production decreased by 0.9%, domestic sales volume recorded a decrease of 1.9% and export sales volume recorded a decrease of 2.6%, compared with 2012, primarily due to decreased supply of automobiles resulting mainly from partial strikes by unionized workers of automobile manufacturers in August 2013 and the appreciation of the Won against the US dollar and the Japanese Yen.

Electronics. In 2009, electronics production amounted to ￦338,558 billion, an increase of 6.8% from the previous year, primarily due to an increase in domestic demand for mobile phones, and exports amounted to US$120.9 billion, a decrease of 7.8% from the previous year, primarily due to a decrease in global demand for consumer electronics products. In 2009, export sales of semiconductor memory chips constituted approximately 8.5% of the Republic’s total exports. In 2010, electronics production amounted to ￦400,092 billion, an increase of 18.1% from the previous year, and exports amounted to US$153.9 billion, an increase of 27.3% from the previous year, primarily due to the recovery of global demand for consumer electronics products. In 2010, export sales of semiconductor memory chips constituted approximately 10.9% of the Republic’s total exports. In 2011, electronics production amounted to ￦409,699 billion, an increase of 2.4% from the previous year, and exports amounted to US$156.6 billion, an increase of 1.8% from the previous year, primarily due to continued increase in global demand for mobile phones and tablet computers. In 2011, export sales of semiconductor memory chips constituted approximately 9.0% of the Republic’s total exports. In 2012, electronics production amounted to

￦415,984 billion, an increase of 1.5% from the previous year, primarily due to increased domestic demand for mobile phones and non-memory semiconductors, and exports amounted to US$155.2 billion, a decrease of 0.9% from the previous year, primarily due to adverse economic conditions in European countries. In 2012, export sales of semiconductor memory chips constituted approximately 9.2% of the Republic’s total exports. Based on preliminary data, in 2013, electronics production amounted to ￦442,396 billion, an increase of 6.3% from the previous year, and exports amounted to US$169.4 billion, an increase of 9.1% from the previous year, primarily due to increases in demand for mobile phones in emerging markets and global demand for non-memory semiconductors. In 2013, export sales of semiconductor memory chips constituted approximately 10.2% of the Republic’s total exports.

Iron and Steel. In 2009, crude steel production totaled 48.6 million tons, a decrease of 8.9% from 2008, and domestic sales volume and export sales volume decreased by 21.4% and 1.2%, respectively, primarily due to adverse global economic conditions. In 2010, crude steel production totaled 58.9 million tons, an increase of 20.2% from 2009, and domestic sales volume and export sales volume increased by 21.6% and 21.1%, respectively, primarily due to the recovery of global demand for crude steel products. In 2011, crude steel production totaled 68.5 million tons, an increase of 16.3% from 2010, and domestic sales volume and export sales volume increased by 5.8% and 16.9%, respectively, primarily due to continued increase in global demand for crude steel products. In 2012, crude steel production totaled 69.1 million tons, an increase of 0.9% from 2011, and domestic sales volume decreased by 5.1% but export sales volume increased by 4.8%, primarily due to adverse conditions in the domestic shipbuilding and construction industries. Based on preliminary data, in 2013, crude steel production totaled 66.1 million tons, a decrease of 4.4% from 2012, and domestic sales volume and export sales volume decreased by 4.3% and 4.2%, respectively, primarily due to the appreciation of the Won against the US dollar and the Japanese Yen and excess supply from China.

Shipbuilding. In 2009, the Republic’s shipbuilding orders amounted to approximately 2 million compensated gross tons, a decrease of 85.7% compared to 2008 as a result of a decrease in ship orders due to adverse global economic conditions. In 2010, the Republic’s shipbuilding orders amounted to approximately 8 million compensated gross tons, an increase of 300.0% compared to 2009, primarily due to the recovery of global demand for bulk carriers and tank vessels. In 2011, the Republic’s shipbuilding orders amounted to approximately 12 million compensated gross tons, an increase of 50.0% compared to 2010, primarily due to increased demand for large container carriers, LNG carriers and floating production storage and offloading vessels. In 2012, the Republic’s shipbuilding orders amounted to approximately 7 million compensated gross tons, a decrease of 41.7% compared to 2011, primarily due to a downturn in the shipping and shipbuilding industry. Based on preliminary data, in 2013, the Republic’s shipbuilding orders amounted to approximately 17 million compensated gross tons, an increase of 142.8% compared to 2012, primarily due to increased demand for LNG carriers, bulk carriers and container carriers.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2009, rice production increased 2.0% from 2008 to 4.9 million tons. In 2010, rice production decreased 12.2% from 2009 to 4.3 million tons. In 2011, rice production decreased 2.3% from 2010 to 4.2 million tons. In 2012, rice production decreased 4.7% from 2011 to 4.0 million tons. In 2013, rice production increased 5.0% from 2012 to 4.2 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2009, the agriculture, forestry and fisheries industry increased by 3.2% compared to 2008, primarily due to increases in the aquaculture and livestock industries. In 2010, the agriculture, forestry and fisheries industry decreased by 4.4% compared to 2009, primarily due to decreases in production of rice, fruits and corns and fishing catch resulting from unusually unfavorable weather conditions, which more than offset an increase in the livestock industry. In 2011, the agriculture, forestry and fisheries industry decreased by 2.1% compared to 2010, primarily due to unfavorable weather conditions, including heavy rains, during the summer and a decrease in fishing catch. In 2012, the agriculture, forestry and fisheries industry decreased by 0.6% compared to 2011, primarily due to unfavorable weather conditions, including severe typhoons, which more than offset an increase in the livestock industry. Based on preliminary data, in 2013, the agriculture, forestry and fisheries industry increased by 5.6% compared to 2012, primarily due to an increase in the cultivation and livestock industry.

Construction

In 2009, the construction industry increased by 1.8% compared to 2008, primarily due to an increase in infrastructure construction which more than offset a decrease in residential and commercial construction. In 2010, the construction industry decreased by 2.7% compared to 2009, primarily due to a decrease in residential construction which more than offset an increase in commercial construction. In 2011, the construction industry decreased by 4.3% compared to 2010, primarily due to a decrease in the construction of residential and commercial buildings. In 2012, the construction industry decreased by 1.6% compared to 2011, primarily due to a decrease in the construction of residential buildings and port facilities. Based on preliminary data, in 2013, the construction industry increased by 3.7% compared to 2012, primarily due to an increase in the construction of residential and commercial buildings. The construction industry has experienced a significant downturn since the second half of 2009, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy in the second half of 2009 and into 2010. The Government has taken measures to support the Korean construction industry, including a ￦5 trillion program to buy unsold housing units and land from construction companies, the exemption of acquisition tax for first-time homebuyers, the reduction of acquisition tax for homebuyers and the reduction of transfer income tax for multiple home owners. However, the effect of these measures is uncertain and the construction industry may continue to experience adverse conditions.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2009	243.3	234.7	96.5
2010	263.8	254.6	96.5
2011	276.6	266.8	96.4
2012	278.7	267.6	96.0
2013	280.5	268.4	95.7

Source: Korea Energy Economics Institute; Korea National Statistical Office.

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
2009	68.6	28.2	102.3	42.0	31.8	13.1	40.6	16.7	243.3	100.0
2010	77.1	29.2	104.3	39.5	31.9	12.1	50.5	19.1	263.8	100.0
2011	83.5	30.2	105.1	38.0	33.2	12.0	54.8	19.8	276.6	100.0
2012	81.1	29.1	106.2	38.1	31.8	11.4	59.6	21.4	278.7	100.0
2013	81.9	29.2	106.1	37.8	29.3	10.4	63.2	22.6	280.5	100.0

(1)	Includes natural gas, hydroelectric power and renewable energy.

Source: Korea Energy Economics Institute; The Bank of Korea.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. As of December 31, 2013, the Republic has 23 nuclear plants with a total estimated nuclear power generating capacity of 20,716 megawatts and five nuclear plants under construction. In January 2014, the Ministry of Trade, Industry and Energy revised the target proportion of nuclear supply in the Korea’s energy supply mix from 41% by 2030 to 29% by 2035 while also approving the construction of two additional plants in line with previously announced plans to build 10 new nuclear plants by 2030 to replace aging nuclear power plants. The Government plans to expand infrastructure to supply natural gas to households, pursue a long-term strategy of overseas energy development projects to ensure supply stability, increase clean and renewable energy and provide support for research and development pertaining to green technologies.

Services Sector

In 2009, the service industry increased by 1.2% compared to 2008 as the financial intermediation sector increased by 4.4% which more than offset a 5.8% decrease in the transportation and storage sector and a 0.2% decrease in the real estate and renting sector, each compared with 2008. In 2010, the service industry increased by 4.4% compared to 2009 as the transportation and storage sector increased by 9.6%, the financial intermediation sector increased by 2.5% and the real estate and renting sector increased by 0.3%, each compared with 2009. In 2011, the service industry increased by 3.0% compared to 2010 as the transportation and storage sector increased by 3.8%, the financial intermediation sector increased by 1.6% and the real estate and renting sector increased by 2.2%, each compared with 2010. In 2012, the service industry increased by 2.7% compared to 2011 as the transportation and storage sector increased by 1.3%, the financial intermediation sector increased by 3.6% and the real estate and renting sector increased by 0.1%, each compared with 2011. Based on preliminary data, in 2013, the service industry increased by 2.8% compared to 2012 as the transportation and storage sector increased by 1.2%, the financial intermediation sector increased by 3.6% and the real estate and renting sector increased by 0.8%, each compared with 2012.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase (Decrease) Over Previous Year	Consumer Price Index(1)	Increase (Decrease) Over Previous Year	Wage Index(1)(2)		Increase (Decrease) Over Previous Year		Unemployment Rate(1)(3)
	(2010=100)	(%)	(2010=100)	(%)	(2008=100)		(%)		(%)
2009	96.3	(0.2)	97.1	2.8	102.2		2.2		3.6
2010	100.0	3.8	100.0	3.0	111.5		9.1		3.7
2011	106.7	6.7	104.0	4.0	113.3		1.6		3.4
2012	107.5	0.7	106.3	2.2	120.2		6.1		3.2
2013	105.7	(1.6)	107.7	1.3	N/A	(4)	N/A	(4)	3.1

(1)	Average for year.
(2)	Nominal wage index of average earnings in manufacturing industry.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office.

In 2009, the inflation rate decreased to 2.8% from 4.7% in 2008, primarily due to weakened aggregate demand and lower oil and raw material prices. In 2010, the inflation rate increased to 3.0%, primarily due to increased oil prices and agricultural goods prices caused by abnormal weather in the second half of 2010. In 2011, the inflation rate increased to 4.0%, primarily due to increased oil prices in the first quarter as well as decreased supply in agricultural goods caused by unusually low temperatures in the spring and heavy rainfall in the summer. In 2012, the inflation rate decreased to 2.2%, primarily due to weakened aggregate demand and the implementation of new policies, including free school lunches. In 2013, the inflation rate decreased to 1.3%, primarily due to increased supply of agricultural goods. The inflation rate was 1.1% in the first quarter of 2014 and 1.6% in the second quarter of 2014.

In 2009, the unemployment rate decreased to 3.6% from 3.2% in 2008, primarily due to a significant decrease in the number of workers employed in manual labor, including in clothes manufacturing and personal services. In 2010, the unemployment rate increased to 3.7%, primarily due to a steeper increase in the economically active population than the increase in the number of employed workers. In 2011, the unemployment rate decreased to 3.4%, primarily due to an increase in the number of workers employed in the service industry (including healthcare, social welfare and education). In 2012, the unemployment rate decreased to 3.2%, primarily due to the continued increase in the number of workers employed in the service industry. In 2013, the unemployment rate decreased to 3.1%, primarily due to the continued increase in the number of workers employed in the service industry. The unemployment rate was 4.0% in the first quarter of 2014 and 3.7% in the second quarter of 2014.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2013, the economically active population of the Republic was 25.9 million and the number of employees was 25.1 million.

The following table shows selected employment information by industry and by gender:

	2009	2010	2011	2012	2013
	(all figures in percentages, except as indicated)
Labor force (in thousands)	23,506	23,829	24,244	24,681	25,066
Employment by Industry:
Agriculture, Forestry and Fishing	7.0	6.6	6.4	6.2	6.1
Mining and Manufacturing	16.4	17.0	16.9	16.7	16.8
S.O.C & Services	76.6	76.5	76.7	77.1	77.2
Electricity, Transport, Communication and Finance	11.7	11.9	12.2	12.1	12.2
Business, Private & Public Service and Other Services	34.0	34.2	34.6	35.1	35.5
Construction	7.3	7.4	7.2	7.2	7.0
Wholesale & Retail Trade, Hotels and Restaurants	23.6	23.0	22.7	22.7	22.5

Total Employed	100.0	100.0	100.0	100.0	100.0

Employment by Gender:
Male	58.4	58.4	58.4	58.3	58.1
Female	41.6	41.6	41.6	41.7	41.9

Total Employed	100.0	100.0	100.0	100.0	100.0

As of July 1, 2004, the Republic adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees also adopted the five-day workweek on July 1, 2011.

Approximately 10.3% of the Republic’s workers were unionized as of December 31, 2012. Labor unrest in connection with demands by unionized workers for better wages and working conditions and greater job security occur from time to time in the Republic. Some of the significant incidents in recent years include the following:

•	In May 2009, unionized workers of Ssangyong Motor Company went on full-scale strike and illegally occupied the company’s factory premises in Pyungtaek opposing the company’s reorganization plan.

•

In December 2010, unionized workers at Hanjin Heavy Industries went on strike when the company laid-off workers. While the company reached an agreement with the majority of workers in June 2011, one worker continued her protest by occupying a shipyard crane until November 2011.

•

In July 2011, unionized employees at Standard Chartered Korea (formerly, SC First Bank) engaged in a two-month strike, the longest in the Republic’s banking sector, demanding that the bank scrap performance-related pay reforms.

•	In June 2012, unionized taxi drivers went on their first nationwide strike demanding fare increases and protesting against increased fuel costs.

•	In August 2012, unionized workers of Hyundai Motor Company went on a series of partial strikes demanding a higher bonus increase and the end of overnight shifts.

•	In August 2013, unionized workers at Hyundai Motor Company and Kia Motors Corporation went on partial strikes demanding higher wages.

•

In December 2013, unionized workers at the state owned Korea Railroad Corporation (“Korail”) went on strike against Korail’s plan to establish a separate company to operate a new bullet train line fearing that such plan would eventually lead to privatization of Korail and layoffs of existing workers.

Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controlled five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party in December 2011. The Unified Progressive Party controlled 13 seats in the National Assembly after the 19th legislative general election held on April 11, 2012. On October 21, 2012, seven members of the National Assembly, previously belonging to the United Progressive Party, and their supporters formed a new party, the Progressive Justice Party, which changed its name to the Justice Party in July 2013.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	financial investment companies;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act or FSCMA, under which various industry-based capital markets regulatory systems currently were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the FSCMA classifies the financial investment companies into a total of 78 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and the insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they are subject to the Financial Investment Services and Capital Markets Act if their activities involve any Financial Investment Businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2013, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout the Republic, six regional banks and 55 branches of 39 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,616 domestic branches and offices, 49 overseas branches, 21 overseas representative offices and 31 overseas subsidiaries as of December 31, 2013.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Federation of Fisheries Cooperatives; and

•	NH Bank (which was established by a spin-off of the credit and banking unit from the National Agricultural Cooperative Federation in March 2012).

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing assets that more closely followed international standards. Non-performing assets are assets classified as doubtful or estimated loss under Korean banking regulations.

The following table sets out the total loans (including loans in Won and loans in foreign currencies) and non-performing assets of Korean banks.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2009	1,285.8	10.4	0.8
December 31, 2010	1,308.9	24.8	1.9
December 31, 2011	1,387.6	18.8	1.4
December 31, 2012	1,390.9	18.3	1.3
December 31, 2013	1,441.6	25.5	1.8

Source: Financial Supervisory Service.

As of December 31, 2012, loans denominated in Won held by these banks increased by 3.5% to ￦1,106.4 trillion from ￦1,068.5 trillion as of December 31, 2011, primarily due to (i) an increase in loans to large corporations by 19.9% to ￦156.7 trillion as of December 31, 2012 from ￦130.7 trillion as of December 31, 2011 and (ii) an increase in household loans by 2.7% to ￦464.5 trillion as of December 31, 2012 from ￦452.5 trillion as of December 31, 2011. As of December 31, 2013, loans denominated in Won held by these banks increased by 5.1% to ￦1,162.8 trillion from ￦1,106.4 trillion as of December 31, 2012, primarily due to (i) an increase in loans to small and medium-enterprises by 6.0% to ￦489.0 trillion as of December 31, 2013 from ￦461.3 trillion as of December 31, 2012 and (ii) an increase in household loans by 3.1% to ￦479.0 trillion as of December 31, 2013 from ￦464.5 trillion as of December 31, 2012.

In 2009, these banks posted an aggregate net profit of ￦6.9 trillion, compared to an aggregate net profit of ￦7.7 trillion in 2008, primarily due to increased non-performing loans. In 2010, these banks posted an aggregate net profit of ￦9.3 trillion, primarily due to increased net interest income. In 2011, these banks posted an aggregate net profit of ￦11.8 trillion, primarily due to decreased non-performing loans. In 2012, these banks posted an aggregate net profit of ￦8.7 trillion, primarily due to a decrease in gain on sale of equity securities and an increase in impairment loss on available-for-sale securities. Based on preliminary data, in 2013, these banks posted an aggregate net profit of ￦4.0 trillion, primarily due to decreased net interest income and increased loan loss provisions.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

The country had 89 mutual savings banks as of December 31, 2013, with assets totaling ￦39.0 trillion.

As of December 31, 2013, 14 domestic life insurance institutions, two joint venture life insurance institutions and nine wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately ￦597.3 trillion as of December 31, 2013, were operating in the Republic.

As of December 31, 2013, eight credit card companies operated in the country with loans totaling approximately ￦86.5 trillion.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short- term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 31, 2008	1,124.5
January 30, 2009	1,162.1
February 27, 2009	1,063.0
March 31, 2009	1,206.3
April 30, 2009	1,369.4
May 29, 2009	1,395.9
June 30, 2009	1,390.1
July 31, 2009	1,557.3
August 31, 2009	1,591.9
September 30, 2009	1,673.1
October 31, 2009	1,580.7
November 30, 2009	1,555.6
December 31, 2009	1,682.8
January 29, 2010	1,602.4
February 26, 2010	1,594.6
March 31, 2010	1,692.9
April 30, 2010	1,741.6
May 31, 2010	1,641.3
June 30, 2010	1,698.3
July 30, 2010	1,759.3
August 31, 2010	1,742.8
September 30, 2010	1,872.8
October 29, 2010	1,883.0
November 30, 2010	1,904.6
December 31, 2010	2,051.0
January 31, 2011	2,069.7
February 28, 2011	1,939.3
March 31, 2011	2,106.7
April 30, 2011	2,192.4
May 29, 2011	2,142.5
June 30, 2011	2,100.7
July 31, 2011	2,133.2
August 31, 2011	1,880.1
September 30, 2011	1,769.7
October 31, 2011	1,909.0
November 30, 2011	1,847.5
December 31, 2011	1,825.7
January 31, 2012	1,955.8
February 29, 2012	2,030.3
March 31, 2012	2,014.0
April 30, 2012	1,982.0
May 31, 2012	1,843.5
June 29, 2012	1,854.0
July 31, 2012	1,882.0
August 31, 2012	1,905.1
September 28, 2012	1,996.2
October 31, 2012	1,912.1
November 30, 2012	1,932.9

December 31, 2012	1,997.1
January 31, 2013	1,961.9
February 28, 2013	2,026.5
March 29, 2013	2,004.9
April 30, 2013	1,964.0
May 30, 2013	2,001.1
June 28, 2013	1,863.3
July 31, 2013	1,914.0
August 30, 2013	1,926.4
September 30, 2013	1,997.0
October 31, 2013	2,030.1
November 29, 2013	2,044.9
December 31, 2013	2,011.3
January 29, 2014	1,941.2
February 28, 2014	1,980.0
March 31, 2014	1,985.6
April 30, 2014	1,961.8
May 30, 2014	1,995.0
June 30, 2014	2,002.2
July 31, 2014	2,076.1

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, there was a significant overall decline in the stock prices of Korean companies during the fourth quarter of 2008 and first half of 2009 and continuing volatility since then. The index was 2,054.5 on August 7, 2014.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to ￦50 million per person regardless of the amount deposited.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and gradually increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate,” the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, and raised it further to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, and continued to lower it further to 4.25% on October 27, 2008, 4.0% on November 7, 2008, 3.0% on December 11, 2008, 2.5% on January 9, 2009 and 2.0% on February 12, 2009, in order to address financial market instability and to help combat the slowdown of the domestic economy. On July 9, 2010, The Bank of Korea raised the policy rate to 2.25% from 2.0%, which was further raised to 2.5% on November 16, 2010, in response to signs of inflationary pressures and the continued growth of domestic economy. On January 13, 2011, The Bank of Korea raised the policy rate to 2.75%, which was further increased to 3.0% on March 10, 2011 and to 3.25% on June 10, 2011, in response to inflationary pressures driven mainly by rises in the prices of petroleum products and farm products. The Bank of Korea lowered its policy rate to 3.0% from 3.25% on July 12, 2012, which was further lowered to 2.75% on October 11, 2012 and to 2.5% on May 9, 2013, in order to address the sluggishness of the global and domestic economy. The Bank of Korea’s policy rate remained at 2.5% as of the date of this prospectus.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2009	2010	2011	2012	2013
	(billions of Won)
Money Supply (M1)(1)	389,394.5	427,791.6	442,077.5	470,010.6	515,643.4
Quasi-money(2)	1,177,455.5	1,232,738.4	1,309,380.9	1,365,631.0	1,405,151.6
Money Supply (M2)(3)	1,566,850.0	1,660,530.0	1,751,458.4	1,835,641.6	1,920,795.0
Percentage Increase Over Previous Year	9.9%	6.0%	5.5%	4.8%	4.6%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.
(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and has subsequently been amended numerous times. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Services released FX Derivative Transactions Risk Management Guideline to prevent over-hedging of foreign exchange risk by corporate investors. According to the guideline as amended in July 2010, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a foreign exchange forward, option or swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a foreign exchange forward, option or swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 100%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Won/U.S. Dollar Exchange Rate
December 31, 2008	1,257.5
January 31, 2009	1,368.5
February 27, 2009	1,516.4
March 31, 2009	1,377.1
April 30, 2009	1,348.0
May 29, 2009	1,272.9
June 30, 2009	1,284.7
July 31, 2009	1,240.5
August 31, 2009	1,244.9
September 30, 2009	1,188.7
October 31, 2009	1,200.6
November 30, 2009	1,167.4
December 31, 2009	1,167.6
January 29, 2010	1,156.5
February 26, 2010	1,158.4
March 31, 2010	1,130.8
April 30, 2010	1,115.5
May 31, 2010	1,200.2
June 30, 2010	1,210.3
July 30, 2010	1,187.2
August 31, 2010	1,189.1
September 30, 2010	1,142.0
October 29, 2010	1,126.6
November 30, 2010	1,157.3
December 31, 2010	1,138.9
January 31, 2011	1,114.3
February 28, 2011	1,127.9
March 31, 2011	1,107.2
April 30, 2011	1,072.3
May 31, 2011	1,080.6
June 30, 2011	1,078.1
July 30, 2011	1,052.6
August 31, 2011	1,071.7
September 30, 2011	1,179.5
October 31, 2011	1,104.9
November 30, 2011	1,150.3

Won/U.S. Dollar Exchange Rate
December 31, 2011	1,153.3
January 31, 2012	1,125.0
February 29, 2012	1,126.5
March 31, 2012	1,137.8
April 30, 2012	1,134.2
May 31, 2012	1,177.8
June 29, 2012	1,153.8
July 31, 2012	1,136.2
August 31, 2012	1,134.6
September 28, 2012	1,118.6
October 31, 2012	1,094.1
November 30, 2012	1,084.7
December 31, 2012	1,071.1
January 31, 2013	1,082.7
February 28, 2013	1,085.4
March 29, 2013	1,112.1
April 30, 2013	1,108.1
May 30, 2013	1,128.3
June 28, 2013	1,149.7
July 31, 2013	1,113.6
August 31, 2013	1,110.9
September 30, 2013	1,075.6
October 31, 2013	1,061.4
November 29, 2013	1,062.1
December 31, 2013	1,055.3
January 29, 2014	1,079.2
February 28, 2014	1,067.7
March 31, 2014	1,068.8
April 30, 2014	1,031.7
May 30, 2014	1,021.6
June 30, 2014	1,014.4
July 31, 2014	1,024.3

Prior to November 1997, the Government had permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from ￦888.1 to US$1.00 on June 30, 1997 to ￦1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was ￦1,034.3 to US$1.00 on August 7, 2014.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2009	2010	2011	2012	2013(4)
	(millions of dollars)
Current Account	33,593.3	28,850.4	18,655.8	50,835.0	79,883.6
Goods	47,814.0	47,915.4	29,089.9	49,406.0	80,568.6
Exports(2)	363,900.9	463,769.6	587,099.7	603,509.2	617,127.6
Imports(2)	316,086.9	415,854.2	558,009.8	554,103.2	536,559.0
Services	(9,589.9)	(14,238.4)	(12,279.1)	(5,213.6)	(7,927.4)
Income	(2,436.2)	489.9	6,560.6	12,116.7	11,424.8
Current Transfers	(2,194.6)	(5,316.5)	(4,715.6)	(5,474.1)	(4,182.3)
Capital and Financial Account	(28,953.6)	(23,253.2)	(24,427.8)	(51,624.1)	(76,908.9)
Capital Account	(69.6)	(63.2)	(112.0)	(41.7)	(27.8)
Financial Account(3)	(28,884.0)	(23,190.0)	(24,315.8)	(51,582.4)	(76,881.1)
Net Errors and Omissions	(4,639.7)	(5,597.2)	5,772.0	789.1	(2,974.7)

(1)	Figures are prepared based on the sixth edition of Balance of Payment Manual, or BPM6, published by International Monetary Fund in December 2010 and implemented by the Government in December 2013.
(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.

Source: The Bank of Korea.

The Republic recorded a current account surplus of approximately US$50.8 billion in 2012. The current account surplus in 2012 increased from US$18.7 billion in 2011, primarily due to (i) an increase in surplus from the goods account and (ii) a decrease in deficit from the services account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$79.9 billion in 2013. The current account surplus in 2013 increased from the current account surplus of US$50.8 billion in 2012, primarily due to an increase in surplus from the goods account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$15.1 billion in the first quarter of 2014. The current account surplus in the first quarter of 2014 increased from the current account surplus of US$10.5 billion in the first quarter of 2013, primarily due to an increase in surplus from the goods account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations, providing a framework for the conduct and regulation of foreign investment activities. In September 1998, the

Government promulgated the Foreign Investment Promotion Act, or the FIPA, which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2009	2010	2011	2012	2013
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment(1)	8.1	11.1	11.7	12.5	9.6
Merger & Acquisition	3.4	2.0	2.0	3.8	5.0

Total	11.5	13.1	13.7	16.3	14.6

Actual Investment	6.8	5.4	6.6	10.7	9.7

(1)	Includes building new factories and operational facilities.

Source: Ministry of Trade, Industry and Energy

In 2013, the contracted and reported amount of foreign direct investment in the Republic decreased to US$14.6 billion from US$16.3 billion in 2012, primarily due to a decrease in foreign investment in the manufacturing sector to US$4.6 billion in 2013 from US$6.1 billion in 2012.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2009	2010	2011	2012	2013
	(billions of dollars)
North America
U.S.A	1.5	2.0	2.4	3.7	3.5
Others	0.7	0.7	1.3	0.7	1.1

	2.2	2.7	3.7	4.4	4.6
Asia
Japan	1.9	2.1	2.3	4.5	2.7
Hong Kong	0.8	0.1	0.6	1.7	1.0
Singapore	0.4	0.8	0.6	1.4	0.4
China	0.2	0.4	0.7	0.7	0.5
Others	0.4	3.5	0.2	0.5	0.4

	3.7	6.9	4.4	8.8	5.0
European Union
England	2.0	0.6	0.9	0.4	0.1
Netherlands	1.9	1.2	1.0	0.6	0.6
Germany	0.6	0.3	1.5	0.4	0.4
France	0.1	0.2	0.2	0.2	0.5
Luxembourg	0.0	0.1	0.1	0.2	0.7
Others	0.8	0.9	1.7	1.2	2.6

	5.4	3.3	5.4	3.0	4.9
Others regions and countries	0.2	0.2	0.2	0.1	0.0

Total	11.5	13.1	13.7	16.3	14.5

Source: Ministry of Trade, Industry and Energy

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	As % of GDP(2)	Imports(3)	As % of GDP(2)	Balance of Trade	Exports as % of Imports
	(billions of dollars, except percentages)
2009	363.5	39.1%	323.1	34.7%	40.4	112.5
2010	466.4	42.6%	425.2	38.9%	41.2	109.6
2011	555.2	46.9%	524.4	44.3%	30.8	105.8
2012	547.9	46.0%	519.6	43.6%	28.3	105.4
2013(4)	559.7	44.4%	515.6	40.9%	44.1	108.5

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(2)	At chained 2010 year prices.
(3)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(4)	Preliminary.

Source: The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(2)	As % of 2013 Total(2)
	(billions of dollars, except percentages)
Foods & Consumer Goods	4.3	1.2	5.3	1.2	6.5	1.2	6.8	1.2	6.7	1.1
Raw Materials and Fuels	27.9	7.7	38.5	8.3	61.7	11.1	65.4	11.9	61.2	10.9
Petroleum & Derivatives	23.2	6.4	31.9	6.8	52.0	9.4	56.6	10.3	53.2	9.5
Light Industrial Products	27.5	7.6	32.7	7.0	38.9	7.0	40.5	7.4	39.0	6.9
Heavy & Chemical Industrial Products	303.9	83.6	389.9	83.6	448.0	80.7	435.2	79.3	435.2	77.8
Electronic & Electronic Products	121.2	33.3	154.2	33.1	156.9	28.3	156.0	28.5	171.2	30.6
Chemicals & Chemical Products	36.6	10.1	47.5	10.2	59.1	10.6	59.6	10.9	64.4	11.5
Metal Goods	29.9	8.2	37.7	8.1	48.6	8.8	47.2	8.6	43.6	7.8
Machinery & Precision Equipment	32.8	9.0	44.0	9.4	54.5	9.8	55.7	10.2	55.3	9.9
Passenger Cars	22.4	6.2	31.8	6.8	40.9	7.4	42.4	7.7	44.3	7.9
Ship & Boat	42.8	11.8	47.1	10.1	54.6	9.8	38.2	7.0	36.2	6.5

Total	363.5	100.0	466.4	100.0	555.2	100.0	547.9	100.0	559.7	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary

Source: The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.)(1)

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(2)	As % of 2013 Total(2)
	(billions of dollars, except percentages)
Industrial Materials and Fuels	184.4	57.1	247.2	58.1	324.8	61.9	325.1	62.6	313.8	60.9
Crude Petroleum	50.8	15.7	68.7	16.2	100.8	19.2	108.3	20.8	99.4	19.3
Mineral	13.7	4.2	21.4	5.0	31.1	5.9	28.3	5.4	24.7	4.8
Chemicals	28.7	8.9	37.7	8.9	44.2	8.4	43.8	8.4	43.2	8.4
Iron & Steel Products	21.6	6.7	27.3	6.4	30.4	5.8	26.4	5.1	24.6	4.8
Non-ferrous Metal	9.1	2.8	12.6	3.0	15.1	2.9	12.6	2.4	12.5	2.4
Capital Goods	104.5	32.4	135.7	31.9	146.5	27.9	140.3	27.0	144.2	28.0
Machinery & Precision Equipment	33.6	10.4	47.7	11.2	50.5	9.6	49.8	9.6	50.1	9.7
Electric & Electronic Machines	59.8	18.5	73.3	17.2	80.1	15.3	76.3	14.7	80.9	15.7
Transport Equipment	9.5	3.0	12.9	3.0	13.9	2.7	12.1	2.3	11.3	2.2
Consumer Goods	34.1	10.6	42.3	9.9	53.1	10.1	54.2	10.4	58.2	11.3
Cereals	5.3	1.6	5.9	1.4	7.5	1.4	7.9	1.5	8.5	1.6
Goods for Direct Consumption	8.9	2.7	11.0	2.6	15.0	2.9	14.3	2.8	14.5	2.8
Consumer Durable Goods	12.9	4.0	16.2	3.8	18.6	3.5	19.4	3.7	21.0	4.1
Consumer Nondurable Goods	7.1	2.2	9.2	2.2	12.1	2.3	12.6	2.4	14.3	2.8

Total	323.1	100.0	425.2	100.0	524.4	100.0	519.6	100.0	515.6	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary

In 2009, the Republic recorded a trade surplus of US$40.4 billion. Exports decreased by 13.9% to US$363.5 billion in 2009 from US$422.0 billion in 2008, primarily due to an increase in international trade and production as a result of the global financial crisis. Imports decreased by 25.8% to US$323.1 billion in 2009 from US$435.3 billion in 2008, primarily due to decreases in oil and raw material prices and domestic consumption.

In 2010, the Republic recorded a trade surplus of US$41.2 billion. Exports increased by 28.3% to US$466.4 billion in 2010 from US$363.5 billion in 2009, primarily due to increased demand for electronics products and automobiles from China and the emerging markets. Imports increased by 31.6% to US$425.2 billion from US$323.1 billion in 2009, primarily due to increases in domestic consumption and oil and raw material prices.

In 2011, the Republic recorded a trade surplus of US$30.8 billion. Exports increased by 19.0% to US$555.2 billion in 2011 from US$466.4 billion in 2010, primarily due to increased demand for mobile phones, consumer electronics products and automobiles from China and the emerging markets. Imports increased by 23.3% to US$524.4 billion in 2011 from US$425.2 billion in 2010, primarily due to an increase in oil and raw material prices.

In 2012, the Republic recorded a trade surplus of US$28.3 billion. Exports decreased by 1.3% to US$547.9 billion in 2012 from US$555.2 billion in 2011, primarily due to adverse economic conditions in European countries. Imports decreased by 0.9% to US$519.6 billion in 2012 from US$524.4 billion in 2011, primarily due to decreased investment spending.

Based on preliminary data, the Republic recorded a trade surplus of US$44.1 billion in 2013. Exports increased by 2.1% to US$559.7 billion in 2013 from US$547.9 billion in 2012, primarily due to increased demand for wireless communication devices, semiconductors and other information technology related products from the United States, China and the Southeast Asian nations. Imports decreased by 0.8% to US$515.6 billion in 2013 from US$519.6 billion in 2012, primarily due to decreased imports of oil, iron and steel.

Based on preliminary data, the Republic recorded a trade surplus of US$5.2 billion in the first quarter of 2014. Exports increased by 1.7% to US$137.6 billion in the first quarter of 2014 from US$135.3 billion in the corresponding period of 2013, primarily due to increased demand for semiconductors, automobiles, iron and steel from the United States, the EU and the Southeast Asian nations. Imports increased by 2.1% to US$132.4 billion in the first quarter of 2014 from US$129.7 billion in the corresponding period of 2013, primarily due to increased demand for oil, gas and agricultural goods.

The following table sets forth the Republic’s exports trading partners:

Exports

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(1)	As % of 2013 Total(1)
	(millions of dollars, except percentages)
China	86,703.2	23.9	116,837.8	25.1	134,185.0	24.2	134,322.6	24.5	145,869.5	26.1
United States	37,649.9	10.4	49,816.1	10.7	56,207.7	10.1	58,524.6	10.7	62,052.5	11.1
Japan	21,770.8	6.0	28,176.3	6.0	39,679.7	7.1	38,796.1	7.1	34,662.3	6.2
Hong Kong	19,661.1	5.4	25,294.3	5.4	30,968.4	5.6	32,606.2	6.0	27,756.3	5.0
Singapore	13,617.0	3.7	15,244.2	3.3	20,839.0	3.8	22,887.9	4.2	22,289.0	4.0
Taiwan	9,501.1	2.6	14,830.5	3.2	18,206.0	3.3	14,814.9	2.7	15,699.1	2.8
Germany	8,820.9	2.4	10,702.2	2.3	9,500.9	1.7	7,509.7	1.4	7,907.9	1.4
India	8,013.3	2.2	11,434.6	2.5	12,654.1	2.3	11,922.0	2.2	11,375.8	2.0
Russia	4,194.1	1.2	7,759.8	1.7	10,304.9	1.9	11,097.1	2.0	11,149.1	2.0
Indonesia	5,999.9	1.7	8,897.3	1.9	13,564.5	2.4	13,955.0	2.5	11,568.2	2.1
Others(2)	147,602.3	40.6	177,390.7	38.0	209,103.5	37.7	201,433.7	36.8	209,931.9	37.4

Total	363,533.6	100.0	466,383.8	100.0	555,213.7	100.0	547,869.8	100.0	559,648.7	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower exports levels than those shown above.

Source: The Bank of Korea.

The following table sets forth the Republic’s imports trading partners:

Imports

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(1)	As % of 2013 Total(1)
	(millions of dollars, except percentages)
China	54,246.1	16.8	71,573.6	16.8	86,432.2	16.5	80,784.6	15.5	83,052.9	16.1
Japan	49,427.5	15.3	64,296.1	15.1	68,320.2	13.0	64,363.1	12.4	60,029.4	11.6
United States	29,039.5	9.0	40,402.7	9.5	44,569.0	8.5	43,341.0	8.3	41,511.9	8.1
Saudi Arabia	19,736.8	6.1	26,820.0	6.3	36,972.6	7.1	39,707.1	7.6	37,665.2	7.3
Australia	14,756.1	4.6	20,456.2	4.8	26,316.3	5.0	22,987.9	4.4	20,784.6	4.0
Germany	12,298.5	3.8	14,304.9	3.4	16,962.6	3.2	17,645.4	3.4	19,336.0	3.8
Taiwan	9,851.4	3.0	13,647.1	3.2	14,693.6	2.8	14,012.0	2.7	14,632.6	2.8
United Arab Emirates	9,310.0	2.9	12,170.1	2.9	14,759.4	2.8	15,115.3	2.9	18,122.9	3.5
Indonesia	9,264.1	2.9	13,985.8	3.3	17,216.4	3.3	15,676.3	3.0	13,190.0	2.6
Malaysia	7,574.1	2.3	9,531.0	2.2	10,467.8	2.0	9,796.4	1.9	11,095.8	2.2
Others(2)	107,580.4	33.3	138,024.7	32.5	187,703.0	35.8	196,155.4	37.8	196,164.3	38.0

Total	323,084.5	100.0	425,212.2	100.0	524,413.1	100.0	519,584.5	100.0	515,585.5	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower imports levels than those shown above.

Source: The Bank of Korea.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty about prospects for international trade and economic growth for affected countries, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies and on international trade.

In recent years, the value of the Won relative to the U.S. dollar and Japanese Yen has fluctuated widely, and in recent months, the value of the Won relative to the U.S. dollar and Japanese Yen has steadily appreciated. An appreciation of the Won against the U.S. dollar and Japanese Yen increases the Won value of the Republic’s export sales and diminishes the price-competitiveness of export goods in foreign markets in U.S. dollar and Japanese Yen terms, respectively. However, it also decreases the cost of imported raw materials in Won terms and the cost in Won of servicing the Republic’s U.S. dollar and Japanese Yen denominated debt. In general, when the Won appreciates, export dependent sectors of the Korean economy, including automobiles, electronics and shipbuilding, suffer from the resulting pressure on the price-competitiveness of export goods, which may lead to reduced profit margins and loss in market share, more than offsetting a decrease in the cost of imported raw materials. If the Won continues to appreciate, the export dependent sectors of the Korean economy may suffer reduced profit margins or a net loss, which could result in a material adverse effect on the Korean economy.

Since the Government announced its plans to pursue free trade agreements, or FTAs, in 2003, the Republic has signed FTAs with key trading partners. The Republic has had bilateral FTAs in effect with Chile since 2004, Singapore since 2006, the European Union and Peru since 2011, the United States since 2012 and Turkey since 2013. The Republic has also signed bilateral FTAs with Columbia, Australia and Canada, which have yet to come into effect, and is currently in negotiations with a number of other key trading partners including Indonesia, China, Vietnam and New Zealand. In addition, the Republic has had regional FTAs in effect with the European Free Trade Association since 2006 and Association of Southeast Asian Nations since 2009.

Non-Commodities Trade Balance

The non-commodities trade deficit was US$14.2 billion in 2009, US$19.1 billion in 2010 and US$10.4 billion in 2011. The Republic had a non-commodities trade surplus of US$1.4 billion in 2012. Based on preliminary data, the Republic had a non-commodities trade deficit of US$0.7 billion in 2013.

Foreign Currency Reserves

The foreign currency reserves are external assets that are readily available to and controlled by monetary authorities for meeting balance of payments financing needs and for other related purposes. The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2009	2010	2011	2012	2013
	(millions of dollars)
Gold(1)	$79.0	$79.6	$2,166.6	$3,761.4	$4,794.5
Foreign Exchange(2)	265,202.3	286,926.4	298,232.9	316,897.7	335,647.5

Total Gold and Foreign Exchange	265,281.3	287,006.0	300,399.5	320,659.1	340,442.0

Reserve Position at IMF	981.6	1,024.7	2,556.2	2,783.6	2,527.7
Special Drawing Rights	3,731.8	3,539.9	3,446.7	3,525.6	3,489.9

Total Official Reserves	$269,994.7	$291,570.7	$306,402.5	$326,968.4	$346,459.6

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.
(2)	More than 95% of the Republic’s foreign currency reserves are comprised of convertible foreign currencies.

Source: The Bank of Korea; International Monetary Fund

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions. The Government’s foreign currency reserves increased to US$270.0 billion as of December 31, 2009, US$291.6 billion as of December 31, 2010, US$306.4 billion as of December 31, 2011, US$327.0 billion as of December 31, 2012 and US$346.5 billion as of December 31, 2013, primarily due to continued trade surpluses and capital inflows. The amount of the Government’s foreign currency reserve was US$368.0 billion as of July 31, 2014.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Strategy and Finance and approved by the President of the Republic, to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

2013 budgeted revenues increased by 4.6% to ￦326.9 trillion from ￦312.5 trillion in 2012, led by an increase in budgeted tax revenues (including revenues from income tax and transaction tax on derivatives). 2013 budgeted expenditures and net lending increased by 7.1% to ￦315.1 trillion from ￦294.3 trillion in 2012, led by increases in budgeted expenditures on public health, social security, public assistance and education. The 2013 budget anticipated a ￦11.8 billion budget surplus.

2014 budgeted revenues increased by 3.7% to ￦338.9 trillion from ￦326.9 trillion in 2013, led by an increase in budgeted tax revenues (including revenues from income tax and value added tax). 2014 budgeted expenditures and net lending increased by 3.3% to ￦325.4 trillion from ￦315.1 trillion in 2013, led by increases in budgeted expenditures on social security, public assistance, childcare and welfare services for senior citizens. The 2014 budget anticipated a ￦13.5 billion budget surplus.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2009	2010	2011	2012	2013	2012	2013	2014
	(billions of Won)
Total Revenues	250,810	270,923	292,323	311,456	314,438	312,461	326,910	338,867
Current Revenues	248,278	268,540	289,797	307,754	311,136	307,477	321,898	334,653
Total Tax Revenues	198,438	213,319	231,273	246,918	248,046	246,256	256,765	268,415
Taxes on income, profits and capital gains	69,675	74,730	87,161	91,699	91,674	90,136	95,742	100,400
Social security contributions	33,896	35,601	38,892	43,904	46,140	40,498	46,367	51,962
Tax on property	7,171	7,772	8,713	8,832	8,591	8,999	10,367	9,754
Taxes on goods and services	63,496	71,035	71,519	77,811	77,642	79,474	78,498	80,924
Taxes on international trade and transaction	9,169	10,666	10,990	9,816	10,562	11,611	10,269	10,551
Other tax	15,030	13,514	13,998	14,857	13,438	15,358	15,522	14,824
Non-Tax Revenues	49,840	55,221	58,524	60,836	63,089	61,221	65,133	66,238
Operating surpluses of departmental enterprise sales and property income	24,331	23,173	24,675	25,242	24,591	25,329	25,282	23,999
Administration fees & charges and non-industrial sales	5,847	6,345	6,973	7,364	8,537	7,400	8,130	8,437
Fines and forfeits	14,979	15,730	17,180	17,488	18,164	17,666	19,822	20,769
Contributions to government employee pension fund	6,324	7,213	7,303	8,134	8,776	8,572	9,067	10,034
Current revenue of non-financial public enterprises	2,802	2,760	2,393	2,608	3,021	2,254	2,254	2,999
Capital Revenues	2,532	2,383	2,527	3,702	3,302	4,984	5,012	4,214
Total Expenditures and Net Lending	268,431	254,231	273,694	292,977	300,238	294,319	315,116	325,378
Total Expenditures	250,382	251,146	269,768	286,921	302,036	289,644	311,231	320,075
Current Expenditures	215,134	216,937	235,458	252,620	268,019	244,355	275,757	287,226
Expenditure on goods and service	38,837	49,821	52,989	55,384	57,769	47,415	63,675	64,470
Interest payment	15,961	13,387	14,566	14,239	13,386	12,406	13,660	14,439
Subsidies and other current transfers	151,791	151,030	165,233	179,433	193,451	178,378	195,048	204,638
Current expenditure of non-financial public enterprises	3,100	2,699	2,670	3,564	3,414	3,156	3,373	3,679
Capital Expenditures	35,248	34,209	34,310	34,301	34,017	45,289	35,474	32,850
Net Lending	18,049	3,084	3,926	6,056	(1,798)	4,675	3,885	5,303

Source: Ministry of Strategy and Finance; The Bank of Korea; Korea National Statistical Office

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2009, the Republic recorded total revenues of ￦250.8 trillion and total expenditures and net lending of ￦272.9 trillion in 2009. The Republic had a fiscal deficit of ￦17.6 trillion in 2009.

For 2010, the Republic recorded total revenues of ￦270.9 trillion and total expenditures and net lending of ￦254.2 trillion in 2010. The Republic had a fiscal surplus of ￦16.7 trillion in 2010.

For 2011, the Republic recorded total revenues of ￦292.3 trillion and total expenditures and net lending of ￦273.7 trillion in 2011. The Republic had a fiscal surplus of ￦18.6 trillion in 2011.

For 2012, the Republic recorded total revenues of ￦311.5 trillion and total expenditures and net lending of ￦293.0 trillion. The Republic had a fiscal surplus of ￦18.5 trillion in 2012.

Based on preliminary data, the Republic recorded total revenues of ￦314.4 trillion and total expenditures and net lending of ￦300.2 trillion in 2013. The Republic had a fiscal surplus of ￦14.2 trillion in 2013.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2012 amounted to approximately ￦457.9 trillion, an increase of 4.5% over the previous year. The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2013 amounted to approximately ￦497.0 trillion, an increase of 8.5% over the previous year. The Ministry of Strategy and Finance administers the national debt of the Republic.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2013:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	6,029.5	US$	6,029.5
Japanese Yen (¥)		¥923.5		8.8
Euro (EUR)	EUR	875.2		1,207.7

Total			US$	7,246.0

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2013.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2009	331,904.1
2010	360,804.5
2011	390,249.4
2012	414,213.5
2013	453,674.0

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2009	2010	2011	2012	2013
	(billions of Won)
Domestic	28,292.4	33,291.7	33,799.1	32,783.6	32,978.5
External(1)	1,508.4	1,508.3	1,258.6	—	—

Total	29,800.8	34,800.0	35,057.7	32,783.6	32,978.5

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Liabilities

The following tables set out certain information regarding the Republic’s external liabilities calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2010 and implemented by the Government in December 2013. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external debt.

	December 31,
	2009	2010	2011	2012	2013
	(billions of dollars)
Long-term Debt	195.9	219.5	260.3	281.0	300.8
General Government	34.2	50.5	59.8	60.8	63.0
Monetary Authorities	21.3	18.4	14.2	21.2	29.2
Banks	64.6	71.0	93.4	97.8	101.8
Other Sectors	75.8	79.6	92.9	101.2	106.8

Short-term Debt	148.7	136.5	139.8	128.0	115.3
General Government	0.0	0.2	0.5	0.0	0.0
Monetary Authorities	11.7	10.3	8.9	14.9	10.8
Banks	115.2	101.9	102.9	85.4	76.4
Other Sectors	21.8	24.0	27.5	27.7	28.1

Total External Liabilities	344.6	355.9	400.0	408.9	416.1

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2013
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000		1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000		500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000		500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000		375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000		1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000		1,500,000,000
2013-001	September 11, 2013	September 11, 2023	3.875	USD	1,000,000,000		1,000,000,000

Total External Bonds in Original Currencies						USD	5,900,000,000
						EUR	875,000,000

Total External Bonds in Equivalent Amount of Won(1)						￦	7,500,497,500,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,055.3, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,456.26, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2013 (USD)
April 12, 1973	42	3	96,300,000		6,017,132
April 12, 1973	43	3	5,300,000		495,625
January 28, 1974	40	3	5,000,000		162,377
April 19, 1974	40	3	2,800,000		123,762
September 11, 1974	41	3	25,700,000		1,881,271
September 13, 1975	41	3	5,000,000		491,472
September 13, 1975	41	3	5,000,000		490,934
September 13, 1975	41	3	5,000,000		709,618
February 18, 1976	40	3	11,900,000		1,064,310
February 18, 1976	40	3	27,900,000		2,322,044
February 18, 1976	40	3	23,400,000		3,331,028
February 18, 1976	40	3	90,800,000		8,264,485
July 21, 1977	41	3	59,500,000		8,968,362
July 21, 1977	40	3	43,800,000		5,296,487
June 7, 1979	30	3	40,000,000		7,254,852
January 25, 1980	40	3	30,000,000		6,348,176
May 18, 1981	40	3	27,000,000		6,392,174
October 12, 1994	20	6.25	1,640,370,000		69,872,617

Subtotal in Original Currency				USD	129,486,726

Subtotal in Equivalent Amount of Won(1)				￦	136,647,341,680

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,055.3, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2013 (EUR)
March 27, 1985	30	2.2	6,000,000		219,399

Subtotal in Original Currency				EUR	219,399

Subtotal in Equivalent Amount of Won(1)				￦	319,502,410

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,456.26, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2013 (JPY)
October 31, 1990	25	4	4,320,000,000		450,644,000
October 31, 1990	25	4	5,414,000,000		239,496,000
October 31, 1990	25	4	2,160,000,000		233,356,000

Subtotal in Original Currency				JPY	923,496,000

Subtotal in Equivalent Amount of Won(1)				￦	9,277,994,920

Total External Borrowings in Equivalent Amount of Won				￦	146,244,839,010

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to ￦1,004.66, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2013
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	1.125-5.75	2004-2013	2014-2042	400,693.0
Interest-Bearing Treasury Bond for National Housing I	2.25-3.0	2004-2013	2009-2018	47,792.6
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1989-2012	2009-2030	2,865.7
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	—	1967-1985	—	11.3

Total Bonds				451,956.8

2. Borrowings
Borrowings from The Bank of Korea	2.68	2013	2014	1,117.2
Borrowings from the Sports Promotion Fund	3.36	2011	2014	20.0
Borrowings from the Korea Credit Guarantee Fund	2.74-2.8	2012	2014	350.0
Borrowings from Korea Technology Finance Corporation	2.74-3.33	2012	2014	150.0
Borrowings from the Government Employees’ Pension Fund	2.74-3.88	2011-2012	2014-2015	60.0
Borrowings from the Film Industry Development Fund	3.41	2011	2014	2.0

Total Borrowings				1,717.2

Total Internal Funded Debt				453,674.0

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2013
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	2.84-6.32	2009-2013	2014-2018	22,520.0
KAMCO	Floating-5.27	2009-2011	2014	2,114.4
Korea Student Aid Foundation	Floating-5.26	2010-2013	2014-2032	8,270.0

Total Bonds				32,904.4

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1989	2023	74.1
Total Borrowings				74.1

Total Internal Guaranteed Debt				32,978.5

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The Republic may irrevocably guarantee the payment of principal of, and interest on, one or more series of debt securities. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other;

•	whether any of the terms set out herein will differ for the debt securities;

•	whether the Republic will irrevocably guarantee the payment of principal of, and interest on, the debt securities; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will also not pay any additional amounts for taxes imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations or administrative guidance promulgated thereunder or any law implementing an intergovernmental approach thereto (“FATCA”). We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities.

We may, however, create or permit a security interest:

•

on any promissory debt securities or commercial paper discounted or otherwise provided as security to or issued or held by us created in favor of The Bank of Korea in the normal operation of The Bank of Korea’s discount facilities or facilities for the funding of loans by us to our customers; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity; or

•	of a statutory nature arising in the ordinary course of our business but unrelated to our activities of borrowing or raising money; or

•	on any real estate owned by us imposed by a tenant of such real estate as security for repayment of any key money paid by the tenant; or

•	arising by operation of Korean law or given preference by law following our failure to meet an obligation, although we will not permit such a security interest to exist for more than 30 days.

Events of Default

Unless otherwise specified in the applicable prospectus supplement in connection with a particular offering of debt securities, each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.	Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

4,	Moratorium/Default:

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated; or

•	we cease to conduct the banking business.

6.	Cessation of Government Control or Failure of Support: the Republic ceases to (directly or indirectly) control us or fails to provide financial support for us as required under Article 44 of the KDB Act as of the issue date of the debt securities of such series, provided, however, that neither such event will constitute an event of default if, at such time, the debt securities of such series shall have the benefit of a Government Guarantee (as defined below).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

As used in paragraph 6 above, “Government Guarantee” means a direct and irrevocable obligation by the Republic to guarantee or repay in full, or otherwise protect against any losses on any amount due under, or to purchase, the debt securities of such series, including principal of, premium, if any, and interest on the debt securities of such series, provided that:

a)	the Republic shall have expressly assumed the payment obligations in respect of the debt securities of such series under such Government Guarantee by way of agreement, deed, statute or any other instrument or law or regulation having a similar effect;

b)	the Government Guarantee shall be subject to the obligation to make all payments of principal of, premium, if any, and interest on the debt securities of such series without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions; any obligation to pay additional amounts as described in “—Additional Amounts” above shall apply to the Government Guarantee and the Republic, as guarantor; and

c)	we shall have obtained an opinion of independent legal advisers that the Government Guarantee is binding upon and enforceable against the Republic, and that the debt securities of such series shall remain our valid, binding and enforceable obligations.

We will notify holders of the debt securities of the occurrence of the cessation of government control or failure of support described under paragraph 6 above as soon as practicable thereafter setting out details of the event, cessation or failure described above and the establishment of the Government Guarantee, and shall make available for inspection by the holders copies of the documentation or statute, law or regulation, as the case may be, evidencing the Government Guarantee and the opinion described in paragraph (c) of the definition of “Government Guarantee” above, during normal business hours at the office of the fiscal agent.

As used in paragraph 6 above, “control” means the acquisition or control of a majority of our voting share capital or the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

We may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•

permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•	the terms of the debt securities purchasable upon exercise of the warrants, as described above under “—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most of our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel has informed us that there would be certain conditions to be met under Korean law regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

We have appointed the General Manager of our New York Branch, Mr. Jae Ik Kim, and the Senior Deputy General Manager of our New York Branch, Mr. Jin Hwan Sah, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

Before we may issue debt securities outside the Republic, the Minister of Strategy and Finance of Korea must receive a report with respect to the issuance by us of debt securities in accordance with the Foreign Exchange Transaction Act and Regulation of Korea. After issuance of debt securities outside the Republic, we are required to notify the Minister of Strategy and Finance of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

Description of Guarantees to be Issued by Us

The description below summarizes some of the provisions of the guarantees that we may issue from time to time. Copies of the forms of guarantees are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The description of a guarantee that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by us as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to our other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

Description of Guarantees to be Issued by The Republic of Korea

The description below summarizes some of the provisions of the guarantees that the Republic may issue from time to time to guarantee our debt securities. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The prospectus supplement relating to a guarantee to be issued by the Republic will specify other specific provisions. The description of a guarantee to be issued by the Republic that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by the Republic as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to the Republic’s other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions in effect as of the date of this Prospectus. These laws, regulations, rulings and/or decisions may change; any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation with registered head office or main office located in Korea;

•	a corporation of which the place of effective management is located in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you (excluding payments to your permanent establishment in Korea) on the debt securities denominated in a foreign currency, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein, provided that the offering of the debt securities is deemed to be an overseas issuance under Korean tax law.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, if (i) such sale, exchange or disposition is made to other non-residents or non-Korean corporations (other than their permanent establishments in Korea) or (ii) such sale, exchange or disposition takes place outside Korea, provided that the issuance of the debt securities is deemed to be an overseas issuance under Korean tax law. If you sell, exchange or otherwise dispose of the debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such sale, exchange or disposition is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lower of (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs) 22% of net gain or 11% of the gross sale proceeds with respect to such transaction), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “—Tax Treaties” below.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt security, the subsequent transfer of the debt security by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt security as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

Stamp Duty

You will not be subject to any Korean securities transaction tax, stamp duty, registration tax or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Guarantees

Although there are no Korean tax laws, regulations or rulings specific to the payment under the guarantee herein, we believe any payments of interest on and principal amount of the debt securities (or the issue price if the debt securities were originally issued at a discount) by the Republic under the Republic’s guarantee on the debt securities denominated in a foreign currency and issued by us or any payments of interest on and principal amount of the debt securities (or the issue price if the debt securities were originally issued at a discount) by us under our guarantee on the debt securities denominated in a foreign currency and issued by a third-party Korean issuer are not subject to withholding tax. Further details of the tax consequences of the holders of our debt securities guaranteed by the Republic or third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 15%, and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under “—Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of tax residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

Furthermore, in order to claim the benefit of a tax exemption available under the applicable tax treaty, you should submit to the payer an application for exemption under the tax treaty along with a certificate of the non-resident holder’s tax residence issued by a competent authority of your residence country as the beneficial owner (“BO Application”). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. The withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder, and, to a limited extent, if you are a non-U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

•	an entity taxed as a partnership and partners therein;

•	a tax exempt organization; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

A non-U.S. holder is a beneficial owner of a debt security that is not a U.S. holder.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This summary deals only with debt securities that are properly treated as indebtedness for U.S. federal income tax purposes. Any special U.S. federal income tax considerations relevant to a particular issuance of debt securities will be discussed in the applicable prospectus supplement. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a foreign currency-denominated debt security in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

The gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and their stated redemption price at maturity will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations (the “OID regulations”). You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under “—Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as qualified stated interest, and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. A floating rate debt security that does not qualify as a variable rate debt instrument will be subject to special rules (the “contingent payment regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). A detailed description of the tax considerations relevant to U.S. holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original

Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue

Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Indexed Notes and Other Notes Providing for Contingent Payments

The contingent payment regulations generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

In addition, a U.S. holder may be subject to certain reporting requirements with respect to the holding of certain foreign financial assets, including debt of foreign issuers, if the aggregate value of all of such assets exceeds US$50,000. A U.S. holder should consult its own tax advisor regarding the application of the information reporting rules to our debt securities and to its particular situation.

Foreign Account Tax Compliance Act

We or a non-U.S. financial institution through which payments are made may be required pursuant to FATCA to collect and provide to the U.S. Internal Revenue Service or another tax authority substantial information regarding investors in debt securities. As such, holders may be required to provide information and tax documentation regarding their tax identities as well as that of their direct and indirect owners. Additionally, starting at the earliest on January 1, 2017, “foreign passthru payments” (a term not yet defined) may be subject to withholding under FATCA. Withholding on such payments under FATCA will not apply to debt securities issued before the date that is six months after the publication of final regulations defining “foreign passthru payment,” unless the debt securities are materially modified on or after such date.

By purchasing the Notes, U.S. holders agree to provide an IRS form W-9, and whatever other information may be necessary for us to comply with these reporting obligations. If an amount of, or in respect of, U.S. withholding tax were to be deducted or withheld from payments on the debt securities as a result of an investor’s failure to comply with these rules, neither we nor any paying agent nor any other person would be required to pay additional amounts with respect to any debt securities as a result of the deduction or withholding of such tax. You should consult your tax advisors on how FATCA may apply to payments you receive under the debt securities.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Guarantees

A description of the tax consequences of an investment in guarantees will be provided in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and the Republic, if a guarantee by the Republic is furnished, may sell or issue the debt securities, warrants or guarantees in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities, warrants or guarantees will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us and the Republic, if applicable, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we and the Republic, if a guarantee by the Republic is furnished, sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us and the Republic, if applicable. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We and the Republic, if a guarantee by the Republic is furnished, may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us and the Republic, if applicable, at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We and the Republic, if a guarantee by the Republic is furnished, may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. We may offer guarantees as consideration for transactions involving securities of other issuers.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for us and the Republic in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities or any guarantees will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. Jae Ik Kim, General Manager of our New York Branch, or Mr. Jin Hwan Sah, Senior Deputy General Manager of our New York Branch. The address of our New York Branch is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Suk-Kwon Na, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Our President and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth under “The Korea Development Bank” (except for the information set out under “The Korea Development Bank—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Korea Development Bank—Business—Government Support and Supervision” and “The Republic of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our separate financial statements as of and for the years ended December 31, 2012 and 2013 have been included in this prospectus in reliance upon the report of KPMG Samjong Accounting Corp., independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2013 separate financial statements refers to a change in accounting policy for employment benefits.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•

difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities or unrest involving oil producing countries in the Middle East and Northern Africa and any material disruption in the supply of oil or increase in the price of oil;

•

the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11. Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	573,000
Printing Costs		250,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		600,000

Total	US$	2,323,000

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrants hereby undertake:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-9

(5)	The following Exhibits:

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Chief Executive Officer & Chairman of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Chief Executive Officer & Chairman of The Korea Development Bank, incorporated herein by reference to Exhibit D-2 to the Registration Statement of The Korea Development Bank (No. 333-189409).

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-156305).

F	-	Consent of KPMG Samjong Accounting Corp.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States, incorporated herein by reference to Exhibit G-1 to the Registration Statement of The Korea Development Bank (No. 333-189409).

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2), incorporated herein by reference to Exhibit G-2 to the Registration Statement of The Korea Development Bank (No. 333-189409).

H	-	The Korea Development Bank Act.**

I	-	The Enforcement Decree of The Korea Development Bank Act, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-180821).

J	-	The Articles of Incorporation of The Korea Development Bank, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-180821).

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, c/o 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants).**

M-2	-	Opinion (including consent) of Kim & Chang, 39, Sajik-ro 8-gil, Jongno-gu, Seoul, Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.
**	Previously filed.

SIGNATURE OF THE KOREA DEVELOPMENT BANK

Pursuant to the requirements of the Securities Act of 1933, as amended, The Korea Development Bank has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 8th day of August, 2014.

THE KOREA DEVELOPMENT BANK

By:	KYTTACK HONG*†
Chief Executive Officer & Chairman

†By:	/S/ HO GUK LEE
Ho Guk Lee
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 8th day of August, 2014.

THE REPUBLIC OF KOREA

By:	Kyung Hwan Choi*†
Minister of Strategy and Finance

†By:	/S/ SUK-KWON NA
Suk-Kwon Na
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 8th day of August, 2014.

†By:	/S/ Jae Ik Kim
Jae Ik Kim

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 8th day of August, 2014.

†By:	/S/ Jin Hwan Sah
Jin Hwan Sah

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 8th day of August, 2014.

†By:	/S/ SUK-KWON NA
Suk-Kwon Na

Financial Attaché
Korean Consulate General in New York

EXHIBIT INDEX

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Chief Executive Officer & Chairman of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Chief Executive Officer & Chairman of The Korea Development Bank, incorporated herein by reference to Exhibit D-2 to the Registration Statement of The Korea Development Bank (No. 333-189409).

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-156305).

F	-	Consent of KPMG Samjong Accounting Corp.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States, incorporated herein by reference to Exhibit G-1 to the Registration Statement of The Korea Development Bank (No. 333-189409).

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Development Bank Act.**

I	-	The Enforcement Decree of The Korea Development Bank Act, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-180821).

J	-	The Articles of Incorporation of The Korea Development Bank, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-180821).

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, c/o 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants).**

M-2	-	Opinion (including consent) of Kim & Chang, Sajik-ro 8-gil, Jongno-gu, Seoul, Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.
**	Previously filed.